Exhibit 99.1

March 2, 2010

Bezeq The Israel Telecommunication Corporation Ltd.
  Periodic Report for the Year 2009*

Chapter A	-	Description of Company Operations

Chapter B	-	Directors' Report on the State of the Company's Affairs

Chapter C	-	Financial Statements

Chapter D	-	Additional Information about the Company

*	The periodic report was drawn up in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970

Table of Contents

1. Description of General Development of Group Operations		1
1.1	Group Activity and Description of its Business Development	1
1.2	Areas of Operation	3
1.3	Investments in Equity and Share Transactions	4
1.4	Payment of Dividends	6
1.5	Financial Information Regarding Areas of Group Operations	7
1.6	2010 Outlook	14
1.7	General Environment and Effect of External Factors on the Group’s Activities	14
1.8	The Group’s Strategy	14
2. Bezeq The Israel Telecommunication Corporation Limited (the Company) – Domestic Fixed-line Communications		16
2.1	General Information on the Area of Operations	16
2.2	Products and Services	18
2.3	Breakdown of Revenue and Profitability of Products and Services	20
2.4	Customers	21
2.5	Marketing, Distribution and Service	21
2.6	Competition	21
2.7	Property, Plant and Equipment, and Installations	27
2.8	Intangible Assets	30
2.9	Human Resources	31
2.10	Raw Materials and Suppliers, Purchase of Equipment, and Suppliers	34
2.11	Working Capital	35
2.12	Investments	35
2.13	Financing	35
2.14	Taxation	37
2.15	Quality of the Environment	37
2.16	Restrictions on and Supervision of the Company's Operations	38
2.17	Substantial Agreements	46
2.18	Legal Proceedings	49
2.19	Business Objectives and Strategy	53
2.20	Risk Factors	54
3. Mobile Radio Telephone – Pelephone Communications Ltd.		57
3.1	General Information on Area of Operations	57
3.2	Products and Services	60
3.3	Revenue and Profitability of Products and Services	61
3.4	New Products	61
3.5	Customers	62
3.6	Marketing, Distribution and Service	62
3.7	Competition	62
3.8	Seasonality	66
3.9	Property, Plant and Equipment	66
3.10	Intangible Assets	68
3.11	Human Resources	68
3.12	Products and Suppliers	69
3.13	Working Capital	70

A - i

3.14	Investment in Investees and in a Partnership	71
3.15	Financing	71
3.16	Taxation	73
3.17	Environmental Quality	73
3.18	Restrictions on and regulation of Pelephone’s operation	74
3.19	Material Agreements	84
3.20	Joint Venture Agreements	84
3.21	Legal Proceedings	84
3.22	Goals and Business Strategy	88
3.23	Outlook for Development in 2009	89
3.24	Risk Factors	90
4. Bezeq International Ltd. - International communications and internet services		93
4.1	General	93
4.2	Products and Services	96
4.3	Revenue	97
4.4	New Products	97
4.5	Marketing, distribution and service	98
4.6	Competition	99
4.7	Seasonality	100
4.8	Property, plant and equipment	101
4.9	Intangible assets	101
4.10	Human resources	101
4.11	Suppliers	102
4.12	Working Capital	102
4.13	Credit Policies	103
4.14	Investments	103
4.15	Financing	104
4.16	Taxation	104
4.17	Restrictions and Supervision of Operations	104
4.18	Joint venture agreements	105
4.19	Legal Proceedings	105
4.20	Goals, Business Strategy and Expected Development	107
4.21	Risk Factors	107
5. Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. (DBS)		109
5.1	General Information on the Area of Operations	109
5.2	Products and Services	115
5.3	Revenue and Profitability of Products and Services	116
5.4	New Products	116
5.5	Customers	116
5.6	Marketing and Distribution	117
5.7	Competition	117
5.8	Production Capacity	120
5.9	Property Plant and Equipment	120
5.10	Intangible Assets	121
5.11	Broadcasting Rights	122
5.12	Human Resources	123
5.13	Raw Materials and Suppliers	124
5.14	Working Capital	126
5.15	Financing	126

A - ii

5.16	Taxation	130
5.17	Restrictions on and Supervision of the Corporation	130
5.18	Material Agreements	134
5.19	Joint Venture Agreements	137
5.20	Legal Proceedings	137
5.21	Goals and Business Strategy	138
5.22	Risk Factors	138

A - iii

Chapter A – Description of Corporation’s Operations

In this report, which contains a description of the Corporation’s business operations as at December 31, 2009, the Company has included forward-looking information, as defined in the Securities Law 5728-1968 (the Securities Law). Such information includes forecasts, targets, appraisals and assessments which apply to future events or matters the realization of which is not certain and is not under the Corporation’s control and are affected by factors that cannot be assessed in advance, and which are not within the control of the Company, including the risk factors that are characteristic of its operations as set out in this report, and developments in the general environment, and external factors and the regulation that affects the Company’s operations, as set out in this report.

Forward-looking information is not a proven fact and is based only on the Company’s subjective assessment, based, inter alia, on a general analysis of the information available at the time of drafting of this report, including public announcements, studies and surveys, and they contain no undertakings as to the correctness or completeness of the information contained therein, and the Corporation does not independently check the correctness thereof. The Company’s assessments vary from time to time, depending on circumstances.

Forward-looking information in this report will usually be identified specifically, or by employing statements such as “the Company expects”, “the Company assesses”, “it is the Company’s intention”, and similar statements.

Bezeq The Israel Telecommunication Corporation Limited (the Company or Bezeq) along with the subsidiaries that it owns in whole or in part, whose financial statements are consolidated with the Company's, as well as DBS Satellite Services (1998) Ltd, which is an investee company, shall be jointly referred to in this periodic report as the Group or the Bezeq Group1.

1.	Description of General Development of Group Operations

1.1	Group Activity and Description of its Business Development

1.1.1	General

As at the date of this periodic report, the Bezeq Group is the principal provider of communications services in Israel. The Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel television, satellite broadcasts, internet services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point – NEP – services).

The Company was founded as a government company in 1980 and has been privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Tel Aviv Stock Exchange.

Since October 11, 2005, the controlling shareholder of the Company is Ap. Sb. Ar. Holdings Ltd. (Ap. Sb. Ar.) which holds 30.60% of the shares in the Company (29.69% in full dilution) as at March 1, 2010 (see section 1.3.1 below). For details with regard to the agreement for the sale of the Ap. Sb. Ar. Shares, see Section 1.3.1 hereunder.

1
Attention is drawn to the fact that the definition of "The Group" in the Company's financial statements for the period ended December 31, 2009 (in Note 2) does not include DBC Satellite Services (1998) Ltd

The following chart describes the structure of shareholdings of the Company, and the Company’s shareholdings in its principal subsidiaries and affiliates, as at March 1, 2010.

Ap.Sb.Ar.

62.25%

30.60%2

The Public

“Bezeq” The Israel Telecommunication Corp., Limited

Pelephone
Communications
Ltd.

Bezeq
International
Ltd.

Bezeq On-Line Ltd.

Bezeq Gold (Holdings) Ltd.

D.B.S. Satellite Services (1998) Ltd.

Walla! Communications
Ltd.

Amitim

7.15%3
100%
49.77%5
100%4
100%
100%
34.24%6

2
The shareholders in Ap. Sb. Ar. are: 1. SCG Israel Ventures LLC (capital 45% voting 40.5%), which is controlled by private companies controlled by Haim Saban. 2. Sagol Yarok Project and Investment Ltd, together with Tzahov Yarok Financing and Investment Ltd (jointly: capital 45% and voting 40.5%), which is indirectly wholly (100%) owned by corporations of the APAX EUROPE VI Fund, which is managed by APAX EUROPE MANAGERS LTD. 3. Arkin Communications Ltd (capital 10%, voting 19%), which is controlled by Moshe Arkin.

3
Amitim – the veteran arrangement pension funds – under special management (see Section 1.3.1 hereunder). As the Company was informed, Amitim is the name of the common organizational structure of all the veteran arrangement pension funds, which are under special management as this term is defined in Section 78 of the Supervision of Financial Services (Insurance) Law, 5741-1981 (“the Funds”), which does not constitute a separate legal personality, and the framework whereof common consolidated operation of the Funds is performed, by virtue of an operation agreement. Despite the operational consolidation, the Funds maintain their separate legal identity and clear separation between the assets and liabilities of each fund,. following is a breakdown of the Funds: Mivtachim Social Insurance Institution of the Employees Ltd, Keren Makefet Pension and Benefits Center, Cooperative Society Ltd, the Central Pension Fund of the Employees of the Histadrut Ltd, the Pension Fund of the Members of Egged Ltd, the Pension Fund for Employees of Hadassah Ltd, the Insurance and Pension Fund of Agricultural and Unskilled Laborers Ltd, and the Insurance and Pension Fund of Construction and Public Work Laborers, Cooperative Society Ltd.

4	A company whose entire operation consists of holding the Company’s Series 5 bonds (see Section 2.17.1 hereunder).

5
The Company has option warrants which, as at the date of publication of the report, confer a right to 8.6% of the shares of DBS (in the matter of the failure to approve a merger between the Company and DBS, see Section 1.1.2 hereunder).

6	34.24% as at December 31, 2009 (32.41% fully diluted) .

The following are details of the rates of holdings of the Company under full dilution, assuming exercise of all of the options allocated to the Group’s employees and managers (see Section 1.3.2 hereunder) as at December 31, 2009 and March 1, 2010.

Shareholders	Percentage of holdings
	As at December 31, 2009	March 1, 2010	Fully diluted7
Ap. Sb. Ar.	30.61%	30.60%	29.69%
Amitim	7.35%	7.15%	6.94%
The Public	62.04%	62.25%	63.37%

For details of the sale of the Company’s shares by Ap. Sb. Ar. and by the Zeevi Group, see Section 1.3.1 hereunder.

1.1.2	Mergers and acquisitions

D.B.S. Satellite Services (1998) Ltd. (DBS)

On August 20, 2009, the Supreme Court handed down a verdict in the appeals filed by the Antitrust Authority and Eurocom DBS Ltd against the verdict of the Antitrust Tribunal dated February 3, 2009, approving the merger of the Company with DBS Satellite Services (1998) Ltd (DBS) subject to conditions. The Supreme Court accepted the Antitrust Commissioner’s objection to the merger and decided not to approve the merger. In view of the Supreme Court’s ruling, the Company no longer controls DBS. Accordingly, as of August 21, 2009, the Company ceased to consolidate DBS’s financial statements in its financial statements, and the investment in DBS shares is presented as of that date according to the book value method. As at the date of termination of consolidation, the Company estimated its investment in DBS shares and options and the loans that were extended thereby to DBS according to fair value, based on a valuation performed by an independent assessor, whereby the value of the Company’s investment in DBS is estimated at approximately NIS 1,145 – 1,234 million. The Company estimated the investment at the sum of NIS 1,175 million and recognized a profit of approximately NIS 1,538 million. In this regard see also Note 5 to the Company’s financial statements for the year ended December 31, 2009.

It should be noted that on January 10, 2010, Polar Communication Ltd (Polar), a shareholder in DBS, announced the completion of a deal whereby it sold Mr. Yaakov Charlap and a company wholly owned thereby approximately 32% of its holdings in DBS (758 ordinary shares par value NIS 1 each, constituting approximately 2.54% of DBS’s paid up capital and 32% of the loans extended by Polar to DBS), all in return for the sum total of NIS 40 million, after the conditions for the completion of the deal have been met and after the other shareholders in DBS failed to exercise their right of first refusal for the purchase of the sold shares on a pro rata basis according to their relative stake in DBS.

1.2	Areas of Operation

The Group has four principal areas of operation. These four areas of operation are reported as business segments in the Company’s consolidated financial statements (see also Note 29 to the Company’s financial statements for the year ended December 31, 2009, included in this periodic report):

1.2.1	The Company – domestic fixed-line communications

This segment primarily includes the Company’s operation as a domestic operator, including telephony services, internet services, transmission services and data communications.

7
Full dilution was calculated on the assumption that the allocated options will be exercised to shares. In view of the net exercise mechanism in the options plan for managers and senior employees in the Group (see section 1.3.2 and section 2.9.6 below), this assumption is theoretic only and in practice, based on the terms of the plan and the description, the offerees who will exercise the options will not be allocated the full shares deriving from them, only the number of shares that reflect the amount of the financial benefit of the options.

1.2.2	Pelephone Communications Ltd (Pelephone) – Cellular Radio Telephone (MRT)

Cellular mobile radio-telephone services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

1.2.3	Bezeq International Ltd (Bezeq International) – international communications, internet services and NEP

International communications services, internet access (ISP) services, and NEP services. Bezeq International also holds 34.24% (32.41% fully diluted)8 of Walla! Communications Ltd., an Israeli company whose shares are listed on the Tel Aviv Stock Exchange and which provides internet and portal services (see Section 4.14 below).

1.2.4	DBS Satellite Service (1998) Ltd (DBS) – multi-channel television

Multi-channel digital television broadcasts to subscribers over satellite (DBS) and provision of value-added services to subscribers.

Note that there is another sector of operations headed “Other” in the Company’s consolidated financial statements, which, from the consolidated financial statements of 2007, mainly include customer call center services (through the subsidiary Bezeq Online Ltd.) and investment in a venture capital fund. This sector is not substantial on the Group level.

1.3	Investments in Equity and Share Transactions

1.3.1	Deals in Bezeq Shares

A.	The sale of the control core

On October 25, 2009, Ap. Sb. Ar., the controlling shareholder in the Company, informed the Company that it had contracted with 012 Smile Communications Ltd (012 Smile) in an agreement for an ex-stock exchange sale of 814,211,545 ordinary shares of the Company, par value NIS 1 each, constituting approximately 30.6% of the Company’s issued and paid up share capital registered in the name of Poalim (Romema) Trustees Ltd, in return for the sum of NIS 6,513,692,360. In accordance with the said notice, the share price that was set in the framework of the deal is NIS 8. The consummation of the deal is contingent on the regulatory approval required by law being obtained no later than April 25, 2010, including the following approvals: the Ministry of Communications’ approval of the deal (including the granting of control permits); the Antitrust Commissioner’s approval of the deal; the approval of the prime minister and the minister of communications in accordance with the provisions of the Communications Law (Bezeq and Broadcasts), 5742-1982, and the provisions of the Communications Order (Bezeq Broadcasts) (determination of an essential service provided by Bezeq the Israel Telecommunications Corp. Ltd), 5767-1997; any other approval or consent required by law. After consummation of the deal, Ap. Sb. Ar. is not expected to hold any Company shares.

For caution’s sake, and in view of the possibility of Ap. Sb. Ar. having a personal interest in the contractual arrangements of the companies of the Group as a supplier and/or as a customer, with companies in the 012 Smile Group, on November 4, 2009, the Company’s board of directors approved contractual arrangements between the parties as stated for a period of six months. The overall annual scope of the deals is approximately NIS 745 million, and they consist mainly of the purchase and sale of equipment and services, service agreements and marketing cooperation agreements that were carried out on a regular basis between the parties before the date of signing the agreement between Ap. Sb. Ar. and 012 Smile and are continuing and/or being renewed after that date as well. A large number of agreements are involved, none of which could materially affect the Company’s profitability, assets or liabilities. Additionally, all the deals are in the normal course of the business of the parties and are carried out under market conditions. It should be noted that according to a report by 012 Smile dated February 1, 2010, it has completed the sale of its communications operations to a third party.

8	See footnote 6 above.

In light of the activity of the 012 Smile Group in the Israeli market and in view of the fact that 012 Smile is traded on NASDAQ, the change in control at the Company might have additional implications stemming from the identity of the new controlling shareholder.

In this matter see also Note 1 to the Company’s financial statements for year ended December 31, 2009.

B.	Other deals in Bezeq shares

1.
On August 10, 2009, October 19, 2009 and November 9, 2009, deals for the sale of the Company’s shares that were held by Zeevi Communications Ltd (in receivership) by means of UBS Investment House Ltd were completed, in such a manner that after the completion of the last deal, the entire balance of Company shares that were held by Zeevi Communications Ltd (in receivership) were sold and, with the sale thereof, it ceased to be an interested party in the Company. Following is a breakdown of the deals:

Date	Number of shares sold (par value NIS 1 each)	Total price in NIS
August 10, 2009	155,000,000	1,151,650,000
October 19, 2009	120,000,000	976,800,000
November 9, 2009	184,331,617	1,533,270,390

2.
On August 11, 2009, a deal was completed for the distribution of 149,376,642 Bezeq shares, par value NIS 1 each, that were held by Ap. Sb. Ar. by means of the Citigroup Group (Citigroup Global Markets Ltd) in return for the sum of NIS 1,120,324,815, such that upon completion of the purchase, no purchaser held more than 5% of the Company’s share capital.

3.
On September 17, 2009, a deal was completed for the distribution of 95,623,358 Bezeq shares, par value NIS 1 each, that were held by Ap. Sb. Ar. by means of the Citigroup Group (Citigroup Global Markets Ltd) in return for the sum of NIS 748,730,893, such that upon completion of the purchase, no purchaser held more than 5% of the Company’s share capital. Upon completion of the purchase, as detailed in this Section and in Section B(2) above, Ap. Sb. Ar.’s holdings in the Company were reduced to approximately 30.68% (approximately 29.69% fully diluted).

4.
On December 10, 2009, Amitim (the veteran arrangement pension funds – under special management) (Amitim) informed the Company that it had become an interested party in the Company in the wake of an ex-stock exchange purchase of 63,928,590 Bezeq shares, par value NIS 1 each, at a rate of NIS 8.534 per share, such that after this purchase Amitim held 195,605,625 Company shares, which constituted at that time approximately 7.36% of the Company’s issued share capital.

1.3.2	Employee option plans

A.
As at the date of publication of this periodic report, there are two option plans for shares of the Company: An employee option plan of 2007, in which the Company allotted 78,151,368 options for shares of the Company to its employees. As at March 1, 2010, 55,260,249 options out of this plan had been exercised.

B.
An options plan for managers and senior employees of the Group, of November 2007, for the allotment of up to 65,000,000 options for shares of the Company to senior managers and employees of the Company and its affiliates (the general meeting approved the issue of the options under this plan on January 31, 2008). Of this sum, as at the date of this periodic report, 59,383,333 options were allotted (net, less options that vested).

An employee option plan from 2005, in which Company employees were offered up to 122,697,648 options for shares of the Company held by the State of Israel expired on December 10, 2009, in accordance with the outline terms.

For further details regarding the above compensation plans, see section 2.9.6 below.

1.4	Payment of Dividends

1.4.1	Dividend policy

On August 4, 2009, the Company’s board of directors decided to adopt a dividend distribution policy whereby the Company would distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual profit (after tax) (profit for the period attributed to the Company’s owners) in accordance with the Company’s consolidated financial statements. The implementation of the dividend policy is subject to the provisions of any law, including the distribution tests set forth in the Companies Law, 5759-1999, and in the estimate of the Company’s board of directors with regard to the Company’s ability to meet its existing and anticipated liabilities from time to time, all noting the anticipated cash flow, the Company's operation and liabilities, the Company’s cash reserves, its plans and its condition from time to time and subject to approval by the general meeting of the Company’s shareholders with regard to each specific distribution, as stipulated in the Company’s articles.

1.4.2	Distribution of a dividend

Below are details of distributions made by the Company in 2008-2009 and up to the date of publication of this periodic report

Date of distribution	Type of distribution	Total distributed amount (NIS millions)	Distributed amount per share (NIS)
April 28, 2008	Cash dividend	679	0.260648
October 29, 2008	Cash dividend	835	0.3205318
May 24, 2009	Cash dividend	792	0.3013025
October 5, 2009	Cash dividend	1,149	0.4329743

The distributable profit balance as at the date of the report – NIS 2,453 million (surplus accumulated over the past two years).

On March 2, 2010 the Company’s board of directors resolved to recommend to the Company’s general meeting of shareholders to distribute a dividend to the shareholders in the total sum of NIS 2,453 million.

1.5	Financial Information Regarding Areas of Group Operations

All the figures in this Section 1.5 are in NIS millions.

1.5.1	2009

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
Total revenue:
From externals	5,039	5,130	1,273	1,529	54	(1,529)	11,496
From other areas of operations in the group	264	246	45	1	20	(553)	23
Total	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Total attributed costs
Variable costs attributed to the area of operation	1,774	2,153	635	498	47
Fixed costs attributed to the area of operation*	2,006	2,033	422	784	23
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Costs not constituting revenue from another area of operation	3,543	4,003	934	1,259	66	(1,259)	8,546
Costs constituting revenue from other areas of operation	237	183	123	23	4	(569)	1
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Profit from regular operation attributed to the Company’s owners	1,523	1,190	261	123	5	(130)	2,972
Profit from regular operation attributed to non-controlling rights	-	-	-	125	(1)	(125)	(1)
Total assets attributed to the area of operations as at December 31, 2009	6,368	4,990	1,106	1,206	85	186	13,941
Total liabilities attributed to the area of operation as at December 31, 2009	6,390	2,440	404	4,315	22	(6,168)	7,403

*
The companies in the Group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s  management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

1.5.2	2008***

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
Total revenue:
From externals	5,179	4,448	1,243	1,506	31	(1,506)	10,901
From other areas of operations in the group	319	265	63	7	44	(584)	114
Total	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Total attributed costs
Variable costs attributed to the area of operation	1,785	1,849	622	555	53
Fixed costs attributed to the area of operation*	2,238	1,931	442	781	22
Total costs	4,023	3,780	1,064	1,336	75	(1,903)	8,355
Costs not constituting revenue from another area of operation	3,743	3,614	928	1,222	73	(1,212)	8,368
Costs constituting revenue from other areas of operation	280	166	136	114	2	(691)	7
Total	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Profit from regular operation attributed to the Company’s owners	1,475	933	242	88	(1)	(97)	2,640
Profit from regular operation attributed to non-controlling rights	-	-	-	89	1	(89)	1
Total assets attributed to the area of operation as at December 31, 2008	6,281	4,644	994	1,132	100	1,163	14,314
Total liabilities attributed to the area of operation as at December 31, 2008	6,037	2,552	284	4,024	29	(2,856)	10,070

*
The companies in the Group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

**	Details of the nature of the adjustments to the consolidated – transactions between areas of activity

***	Reclassified

1.5.3	2007***

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
Total revenue:
From externals	5,373	4,380	1,226	1,403	18	(1,403)	10,997
From other areas of operations in the group	340	304	78	12	46	(641)	139
Total	5,713	4,684	1,304	1,415	64	(2,044)	11,136
Total attributed costs
Variable costs attributed to the area of operation	2,352	2,038	679	530	47
Fixed costs attributed to the area of operation*	2,042	1,841	421	829	17
Total costs	4,394	3,879	1,100	1,359	64	(1,981)	8,815
Costs not constituting revenue from another area of operation	4,062	3,711	960	1,220	63	(1,220)	8,796
Costs constituting revenue from other areas of operation	332	168	140	139	1	(761)	19
Total	4,394	3,879	1,100	1,359	64	(1,981)	8,815
Profit from regular operation attributed to the Company’s owners	1,319	805	204	27	1	(35)	2,321
Profit from regular operation attributed to non-controlling rights	-	-	-	29	(1)	(29)	(1)

*
The companies in the Group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s  management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

**	Details of the nature of the adjustments to the consolidated – transactions between areas of activity

***	Reclassified

1.5.3	Principal results and operational data

A.	Bezeq Fixed-Line (the Company’s activity as domestic operator) (NIS millions except where stated otherwise)

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008		Q3 2008		Q2 2008		Q1 2008
Revenue	5,303	5,498	1,316	1,343	1,318	1,326	1,348		1,388		1,354		1,408
Operating profit	1,523	1,475	161	491	434	437	232	**	428	**	442	**	373	**
Depreciation and amortization	794	852	194	184	205	211	209		214		211		218
EBITDA	2,317	2,327	355	675	639	648	441	**	642	**	653	**	591	**
Investment in property, plant & equipment and intangible assets	853	616	220	204	191	238	170		156		132		158
Proceeds from sale of property, plant & equipment	86	144	9	19	8	50	47		12		25		60
Number of active subscriber lines at end of period (in thousands)	2,489	2,615	2,489	2,518	2,547	2,579	2,615		2,645		2,681		2,711
Average monthly revenue per line (NIS)*	82	83	82	83	81	81	82		85		82		84
No. of outgoing minutes (in millions)	12,196	13,439	2,964	3,096	3,014	3,123	3,154		3,428		3,346		3,511
No. of incoming minutes (in millions)	6,718	6,691	1,674	1,737	1,664	1,654	1,648		1,719		1,651		1,673
No. of ADSL subscribers at end of period (in thousands)	1,035	1,005	1,035	1,026	1,016	1,011	1,005		994		982		970
Average monthly revenue per ADSL user (NIS)	70	67	72	72	69	68	67		68		66		68

*	Not including revenue from data transmission and communication services, internet services, services to communication operators, contract work and other revenue.

**
Reclassification of the sum of approximately NIS 26 million, spread over the four quarters of 2008, for financing costs for provisions for     termination of labor relations under early retirement, presented in the past under the item of operating expenses (income) net.

B.	Pelephone (NIS millions except where stated otherwise)

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Revenue	5,376	4,713	1,393	1,372	1,346	1,265	1,138	1,214	1,188	1,173
Operating profit	1,190	933	251	316	321	302	159	293	266	215
Depreciation and amortization	603	523	158	155	151	139	135	129	130	129
EBITDA	1,794	1,456	410	471	472	441	294	422	396	344
Net profit	875	682	181	231	233	230	128	211	180	163
Cash flow from current operations	1,115	1,277	55	395	290	375	298	379	344	256
Investment in property, plant & equipment and intangible assets	559	798	101	146	163	149	163	350	182	103
Proceeds from sale of property, plant & equipment	4	3	-	-	4	-	1	-	1	1
No. of subscribers at end of period (in thousands)	2,766	2,649	2,766	2,721	2,694	2,669	2,649	2,698	2,636	2,595
Average monthly minutes of use (MOU) per subscriber*	333	352	339	339	329	323	335	359	358	355
Average monthly revenue per ADSL subscriber (NIS)*	132	126	132	136	131	128	122	129	128	126
No. of subscribers at end of period (in thousands)	1,531	1,151	1,531	1,407	1,307	1,217	1,151	1,068	977	867
Revenue from value added services and content, of revenues from cellular services (%)	19.6%	16.3%	20.8%	20.0%	19.1%	18.5%	18.4%	16.2%	15.5%	15.0%

*
On December 31, 2008, Pelephone Ltd adopted a more stringent subscriber counting policy whereby customers who only receive SMS messages would not be counted as subscribers. The policy change led to the deletion of approximately 92,000 subscribers. The drop in MOU in 2009 stems from the transition to billing by segments of one second, as of January 1, 2009, which led to a drop in the number of minutes billed.

C.	Bezeq International (NIS millions except where stated otherwise)

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Revenue	1,318	1,306	334	332	327	324	337	329	326	314
Operating profit	261	242	67	66	68	60	65	59	63	55
Depreciation and amortization	84	80	23	21	21	20	20	20	20	20
EBITDA	345	322	89	88	88	80	85	79	83	75
Net profit	200	178	49	51	56	44	46	44	47	42
Cash flow from operating activities	320	163	72	82	83	84	73	32	51	8
Investment in property, plant & equipment and intangible assets*	120	119	39	33	26	21	27	33	31	28
Proceeds from sale of property, plant & equipment	-	1	-	-	-	-	1	-	-	-

*	The item also includes long-term investments in assets

D.	DBS (NIS millions except where stated otherwise)

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Revenue	1,530	1,513	390	380	376	384	376	375	380	381
Operating profit	248	177	63	61	59	66	55	52	43	27
Depreciation and amortization	234	250	63	59	56	57	66	59	61	65
EBITDA	482	427	126	120	115	122	121	111	103	92
Net profit (loss)	(222)	(265)	(38)	(88)	(95)	(1)	(17)	(82)	(99)	(66)
Cash flow from operating activities	410	347	91	135	93	91	134	97	32	84
Investment in property, plant & equipment and intangible assets *	262	238	53	87	60	61	63	56	40	79
Proceeds from sale of property, plant & equipment	1	-	1	-	-	-	-	-	-	-
No. of ADSL subscribers at end of period (in thousands)	571	560	571	567	562	560	560	556	551	549
Average monthly revenue per subscriber (NIS)	226	228	229	224	224	228	225	226	230	231

*	This item also includes investments in the cost of acquiring subscribers.

1.6	2010 Outlook

The Bezeq Group projects full-year 2010 revenues, net profit from continuing operations and EBITDA to be in line or slightly higher than 2009 levels. This forecast is underpinned by the strength of the Bezeq Group’s comprehensive consumer and business communications offerings and a strict focus on improving operating efficiencies.

The Bezeq Group expects gross capital expenditure in 2010 to be close to the 2009 level and will mainly reflect continuing investment in Bezeq’s Next Generation Network (NGN), expanding its coverage to reach approximately 50% of Israeli households by the end of 2010, and slightly lower capital expenditures at Pelephone, which successfully completed and launched its High Speed GSM (HSPA) network in early 2009.

The aforementioned guidance for the full-year 2010 is based on the anticipated Bezeq Group consolidated financial performance, which following the deconsolidation of D.B.S. Satellite Services (1998) Ltd. ("DBS") financials as of August 21st, 2009, excludes the financial contribution of DBS from both the 2009 and 2010 full-year period.

The information in this section includes forward looking information based on internal estimates of the Company. The actual outcome may differ significantly from the foregoing estimates, taking into account changes that may apply to the business conditions and the impact of regulatory decisions.

1.7	General Environment and Effect of External Factors on the Group’s Activities

The communications industry around the world and in the Israeli economy is developing rapidly. The communications industry is subject to changes in terms of technology and in terms of the corporate structure of the industry and the regulations affecting it.

The Group's business is affected by the level of the financial activity in the domestic market and therefore, positive or negative developments at this level are expected to have a corresponding impact on the business of the Group.

A number of communications groups operate in the Israeli communications market on the basis of marketing cooperation between a number of companies and/or common holdings for the supply of comprehensive communications services, thereby utilizing the marketing and operational advantages inherent in such a structure. In view of the regulatory restrictions that are imposed, at present, on the Group in connection with the creation of cooperative ventures between the companies in the Group, the Group is meeting the challenge of providing a suitable solution for the threats stemming from increasing competition on the part of the other communications groups.

1.8	The Group’s Strategy

•	Leadership – reinforcing and establishing the Bezeq Group as Israel’s leading telecommunications group.

•	Presence in the central arenas in the communications market for the end customer – the cellular market, the customer’s home, the business sector, internet, TV and content

•	One-stop solution for the customer – providing the private and business customer with a comprehensive communication solution, based on diverse services and products

•
Material presence in every component of the value chain – intensifying and strengthening the link with the customer by maintaining dominance throughout the infrastructure, service and content value chain

•
Customer customization and service – focusing on the provision of customized services for the customer, providing high level service and a comprehensive response to the needs of the private and business customer

•
Innovativeness and technology – basing the Group’s relative edge, inter alia, on the leading and most up to date technology available in the market; those that have reached maturity enabling deployment and provision of services on an extensive scale and with the required reliability

•	Business focus – focusing on the core areas of the communications market and on related areas and focusing on the local market in Israel

•	Maintaining and reinforcing the perception of quality, reputation and asset value of the Group’s brands

In the nature of things, a review of the Group’s strategy involves estimates with regard to future developments related to customer needs and behavior, the rate at which new services are adopted, technological changes, regulatory polity and the marketing strategy of the competition. Nevertheless, there is no certainty that the strategy will be realized in reality or in the manner described above. The circumstances that are liable to lead to the non-realization of the strategy or even to the failure thereof are rooted, inter alia, in frequent technological changes and regulatory constraints.

2.	Bezeq The Israel Telecommunication Corporation Limited (the Company) – Domestic Fixed-line Communications

2.1	General Information on the Area of Operations

2.1.1	Structure of area of operations and changes therein

The Company has a general license for the provision of domestic fixed-line communication services. The Company provides diverse communications services as described in Section 2.2 below. The telecommunications sector is developing rapidly in global markets and in Israel. The sector is affected by changes in technology, in relation to both the business structure of the industry and the regulations that apply to it.

2.1.2	Statutory restrictions and special constraints

The Company’s operations are subject to comprehensive regulation and control that relate, inter alia, to matters such as determining and approving the fields of the Company's permitted activity and services, holding and transferring means of control, licensing, determining tariffs, quality and terms of service to subscribers and obligation to pay royalties. These regulations and controls are attributable to the status of the Company as a licensee under the Communications (Telecommunications and Broadcasts) Law, 5742-1982 (the Communications Law), and are subject to the provisions of the Communications Law as well as the regulations and rules that have been promulgated there under, and the terms of its general license. The Company's status as an essential telecommunications service provider is subject to the provisions of the Communications Order based on section 4D of the Communications Law and other laws.

The tariffs for the Company’s main activities are subject to strict control under various provisions of the law. The tariffs are updated and change from time to time in regulations.

The Company was declared a monopoly in its main fields of activity, and is also subject to control and restrictions under the Antitrust Law, 5748-1988.

Furthermore, some of the Company's activities involve the use of wireless frequencies and the operation of devices emitting electromagnetic radiation, which are subject, respectively, to the Wireless Telegraph Ordinance (New Version), 5732-1972 (see Section 2.16.8 below), the Non-Ionizing Radiation Law, 5766-2005 (see Section 2.15 below) and National Outline Plan 36 and National Outline Plan 56 (see \section 2.16.11 below).

2.1.3	Changes in the volume of operation and profitability in the sector

See section 1.5.4 above.

2.1.4	Developments in the market and in customer attributes

While the number of cellular subscribers has grown to reach approximately 9.6 million (according to data published by the cellular companies), there has been a decline in the number of households and businesses holding a fixed line, and to the Company's best knowledge, the number of calls from fixed-line networks is also declining (the Company estimates that about two thirds of all calls are now made in cellular networks). In internet, recent years have seen growth in the number of customers – growth which is moderating over time. Nevertheless, this area is characterized by a rise in surfing speeds and in the adoption of advanced services and added value applications. Computer communications and transmission for business customers and communications providers are also seeing rapid growth in the bandwidth needs of their customers, but overall, prices for a given volume of traffic are falling.

For a description of the development of competition in domestic fixed-line communications, see section 2.6 below.

2.1.5	Technological changes that can materially impact the area of operation

A.
Penetration of broadband internet and the availability of new IP-based technologies offer the customer a wide variety of applications and services over IP-based infrastructures, such as telephony, video streaming and network with web-based organizational applications (such as ERP and CRM).

For a description of competition in the provision of telephony over the Company’s broadband network (VOB9 – Video Over Broadband), see section 2.6.1 below. Given the trend of increasing bandwidth in recent years, the Company is adapting its infrastructures to allow it to provide its customers with significant bandwidths (on this, see Sections 2.6.6 and 2.7.2 on the NGN).

B.
The increase in the number and capacity of cellular networks, along with technological enhancements, enable cellular service providers to compete with the Company's internet services more effectively, and the number of cellular internet surfers has increased over the past year.

C.
In addition, wireless technology (such as WiMAX) allows the provision of services that compete with the Company’s services, both in telephony and in data communications and broadband internet, without the need to invest heavily in land-based access infrastructure.

D.	Technological developments may enable other operators to build networks that provide services similar to those offered by the Company, at lower cost.

2.1.6	Critical success factors in the area of operation and changes therein

A.	Regulatory decisions.

B.	The ability to offer reliable communication systems at a competitive price based on a cost structure that is adjusted to the frequent changes in the Company’s business environment.

C.	The ability to maintain innovation and technological leadership, and to translate those into advanced, reliable applications of value to customers, within short response times.

D.	Technological and marketing innovation.

E.	Efficacy of internal and external sales systems and distribution channels.

F.	The ability to provide high quality commercial and technical service to customers of the Company.

G.	Management of an intelligent price policy, subject to regulatory limitations, in view of growing competition and technological changes that are reflected in generally lower prices in the industry.

H.	Intelligent migration of customers from traditional networks to next-generation networks.

I.	Preserving brand values and adapting them to the changing competitive environment.

2.1.7	Main entry and exit barriers for the area of operations and changes therein

Traditionally, the main entry barrier in the domestic fixed-line communications market is attributable to the need for substantial investments in technological infrastructure and complementary systems until economies of scale are achieved, and from the high costs involved in establishing marketing, sales and customer support systems and the construction of brands. In recent years, the traditional entry barriers to the Company’s areas of activity have been to a great extent removed, as a result of technological improvements, reduction of infrastructure and equipment prices, the regulatory relief given to new competitors, and the ability to exploit existing systems, including the Company’s network (inter alia due to regulatory decisions) by competing communications operators or operators intending to compete with the Company.

Regulation of VOB-based competition (and in the future, to the extent possible, competition based on regulations for sub-loop unbundling and wholesale services) significantly reduces investments by the Company’s competitors and thus reduces the entry barriers to competition in telephony.

The main exit barriers are attributable to the following: the obligation of the Company, as stipulated in its license, to provide services at a defined quality of service on a universal basis; its being subject to the emergency regulations and the provisions of the Communications Order based on section 4D of the Communications Law; the obligation to some of its employees as part of collective agreements; long-term agreements with infrastructure providers; large investments requiring a long time to return on investment; and an obligation to repay long-term loans taken to finance the investments.

9	Voice Over Broadband

2.1.8	Alternatives and changes in products in the sector

Cellular communication services have become an alternative to services offered by the Company, in telephony as well as in broadband access.

IP Technologies such as VOB (see Section 2.6.1 below) and the internet are also an alternative to the Company's services. In transmission and data communications, technological developments enable new services to be provided at high speeds and low prices.

2.1.9	Structure of competition in the area of operation and changes therein

Communications are regulated and controlled by the Ministry of Communications, including by means of the issue of licenses for operators. The Ministry of Communications has issued additional licenses in data transmission and communication, broadband internet access and telephony (including licenses for providing domestic fixed-line communication services with no obligation to provide universal nationwide) service, and in these areas the competition is lively.

The data transmission and communications sector, particularly at high speeds, was opened to competition at the end of 2000.

In the broadband internet sector, cable company partnerships began to compete against the Company in March 2002.

In telephony, HOT Telecom, a partnership of the cable companies (HOT or HOT Telecom) started to provide services on a commercial basis on November 25, 2004.

Competition in the sector is dependent on a variety of factors, such as possible changes to the terms of the licenses of the Company and the subsidiaries and the terms of the licenses of their competitors; mergers and joint ventures between companies in competition with companies in the Group; financing universal service; the new services that the Company will be permitted to offer; tariff policy and the level of flexibility that will be granted to the Company in offering service packages, including with subsidiaries.,

For a description of developments in competition, see section 2.6 below.

2.2	Products and Services

2.2.1	General

The Company provides a wide range of communications services to business and private customers, as described below.

2.2.2	Telephony

The Company’s telephony services include, mainly, basic telephone services via household telephone lines, installations and relocation of telephone lines, and other auxiliary services such as voice mail, caller ID, 144 information service, call waiting, follow-me, speed dialing and conference calls.

Furthermore, the Company provides national number services for businesses, in which the business pays for all or part of the incoming calls.

The Company currently operates approximately 12,500 public telephones around the country that are operated by various kinds of cards.

Since February 8, 2007, the Company has operated a unified telephone number information center by a network code set by the Ministry of Communications (1344), including for the cellular operators and for HOT, as well as a free internet site, in addition to the Company's 144 service.10

10	This activity was granted an exemption from the need to obtain approval for a cartel, valid through August 11, 2011.

On December 20, 2009, the Ministry of Communications published a request for the positions of the public concerning the need and the format for opening the telephone number information service to competition. Among the topics on which the public's position is requested, are cancellation of the 144 access code allocated to the Company, obligating all the cellular and domestic operators to provide the information service using a four-digit access code, allowing entities that are not telephony operators to provide information services, and requiring telephony operators to allow access to their data bases, whether free of charge or for payment. The Company submitted its position in a detailed document that it filed on February 7, 2010.The Company believes that its 144 service cannot and should not be cancelled, and that telephony operators cannot be and should not be required to allow others access to their data bases.

The Company’s telephony services are among the main services provided by the Company, and in recent years they have been on a downward trend, in terms of both use and revenues. This is mainly due to the telephony services provided by competing domestic communications operators and alternative services provided by the cellular companies.

As part of the Company’s marketing strategy, it is acting to develop and introduce new services in both the private and business sectors. The Company intends to continue launching additional products, in accordance with market trends and customer needs.

2.2.3	Internet access services

At the end of 2009, the Company had approximately 1,035,000 ADSL subscribers (compared to approximately 1,005,000 subscribers at the end of 2008), accounting for approximately 59% of the broadband internet market in Israel11 (based on items in the Israeli media regarding the number of subscribers who are not subscribers of the Company). For changes in the number of the Company’s ADSL subscribers and average monthly revenue per ADSL subscriber, see section 1.5.4 above.

The high speed internet market was one of the fastest-growing markets (the growth rate has been slowing recently) and that growth is reflected in the Company’s business, becoming one of the main occupations of the Company and a major channel for its investments in technologies, in marketing, in advertising and in customer acquisition and upgrading.

The high speed internet market is also marked by lively competition with HOT, and more recently with the cellular companies, which offer cellular surfing services, including from home, combined with internet access services. (Concerning a hearing on this matter, see Section 2.6.2 below.)

Following a decision of the Ministry of Communications, on May 15, 2008 the Company started providing, in addition to its ADSL + telephone line combined service, its "ADSL only" service (i.e. without a telephone line).

2.2.4	Data transmission and communication services

Data communications services are network services for point-to-point transfer of data, transfer of data between computers and various communications networks, services to connect communications networks to the internet, and remote access services.

Data communication services are provided over established traditional infrastructures such as Sifranet and frame relay, on ATM infrastructure and on innovative and advanced infrastructures such as IPVPN (Virtual Private Network) and Metro Ethernet. The IPVPN infrastructure enables managed communications solutions for businesses by connecting the various branches of the organization. Metro Ethernet infrastructure enables the supply of a communications infrastructure in Ethernet technology for services in the business and private sector. In recent years, customers have been switching from data communication solutions provided over older and traditional infrastructures, to IP- and Ethernet-based infrastructures.

In a letter dated January 5, 2010, the Ministry of Communications requested data from the Company, in the wake of enquiries which raise concern that the Company is contravening legislated provisions in the matter of IPVPN and Metro Ethernet services. The Company believes that it operates according to the law in these matters, and that the pricing of these services is reasonable and appropriate, and will submit its detailed remarks accordingly to the Ministry.

11	59% of the internet market is based on fixed line infrastructure. Approximately 57% (including Pelephone) of the internet market is based on cellular infrastructure.

The Company offers transmission services, including high speed services, to its business customers and communication operators over a variety of protocols (see section 2.6.3 below). On January 24, 2010, the Company received a letter for its comments from the Ministry of Communications, contending that its refusal to provide transmission services for Cellcom domestic operator constitutes a violation of the provisions of its license and that it must provide such services. The Company believes that it acted lawfully, and that the Ministry failed to conduct the necessary thorough investigation. Accordingly, on February 14, 2010, the Company submitted its position to the Ministry. See also Section 2.16.7 below.

2.2.5	Other services

A.	Services to communications operators

The Company provides services to other communications operators, including the cellular and international operators, cable broadcasting license-holders, NEP operators, ISPs, domestic operators, and Palestinian communications providers.

The Company’s services include infrastructure, connection to the Company's network, transmission, billing and collection, rental of space and provision of services in the rented properties, and rights of use for seabed cables.

B.	Broadcasting services

The Company operates and maintains radio transmitters operated, inter alia, by the Israel Broadcasting Authority, television transmitters of Channel 1, Educational Television and Channel 2, and the transmitters of regional radio stations. The Company also operates the DTT transmitters. The Company is responsible only for operation and maintenance of the transmitters for distribution of radio and television programs, and not for the content of the broadcasts. See also section 2.15.1 below.

C.	Contract work

The Company performs setup and operation work on networks and sub-networks for various customers (such as the Ministry of Defense, HOT, radio and television broadcasting companies, cellular and international communication operators, local authorities, municipalities and government agencies).

The Company and HOT have agreements for the provision of installation and maintenance services of cable networks, on the Company's infrastructure, from the starting point of those licensees’ operating center, up to the point of delivery at the entrance to subscribers’ homes (the connection and maintenance from these points to the subscribers’ homes is not the Company’s responsibility).

D.	IP Centrex

The IP Centrex service is a virtual private exchange service.

E.	Data Center

Data Center service enables provision of a solution for customers from the aspects of backup and survivability

F.	144 internet site (B144)

A search engine for finding business and private telephone numbers.

2.3	Breakdown of Revenue and Profitability of Products and Services

For data on the distribution of Company revenues by principal product and service in its areas of operation, see Note 22 to the Company's financial statements and Note 6 to the financial data from the consolidated financial statements attributed to the Company as parent, for the year ended December 31, 2009, which are attached to this Periodic Report.

2.4	Customers

The Company is not dependent on a single customer or small number of customers, which if lost would significantly affect the area of operation.

The Company does not have any single customer generating revenues of 10% or more of its total revenues.

Company sales are divided into two main sectors: the private sector (approximately 60%), and the business sector (approximately 40%). This division is based on revenue.

2.5	Marketing, Distribution and Service

The Company has marketing, sales and service systems for the private and business sectors, which include customer managers for the business sector, combined sales and service centers (including the 199 center) located throughout the country, technical support centers for private and business customers, and 15 points of sale and service (the Bezeq Store network) around the country.

The Company markets its services mainly through advertising in the mass media and telesales centers, customer managers, and a system of independent dealers including primarily ISPs and points of sale operating by an outsourcing method.

2.6	Competition

Following is a description of the development of competition in the domestic fixed-line communications market:

2.6.1	Telephony

A.
Intensifying competition with HOT, which was granted a general license for the provision of domestic fixed-line services, including telephony, is reflected, among other way, in offers by HOT that bundles broadband internet, telephony and cable television into one package for households. HOT also marks telephony services to business customers

On December 23, 2009, the Ministry of Communications announced that it intends to amend the licenses of HOT Telecom and HOT Broadcasts and to grant a special license to NOT Net, a limited partnership wholly owned by HOT Broadcasts, for the provision of internet access services after it reviews the responses submitted to it and after consulting with the Cable Broadcasting Council. The amendments would establish various mechanisms allowing them to market a joint basket of services, albeit with some restrictions.

B.
Since 2004, the Minister has been authorized to grant special general licenses for the provision of domestic fixed-line communication services, including telephony without an obligation to provide universal service or an obligation for minimal geographic deployment. Such licenses were granted to a number of operators, among them Cellcom Fixed-Line Communication Services, 012 Telecom Ltd. and Partner Fixed-Line Communications Solutions(on this, see also Sections 3.7 and 4.1.2.2 below).

C.
According to a policy document published by the Ministry of Communications on January 31, 2007, the Company and its subsidiaries may provide VOB services only after the Company's market share of the domestic fixed-line telephony market in a particular customer sector (business or private) falls below 85%. According to a notice of the Ministry of Communications, the Company's market share in the private sector fell below 85% in June 2008, and in the business sector in September 2009. On February 8, 2009, a corporation wholly-owned by Bezeq International received a special general license to provide VOB services in the private sector. For information about broadening the license for the business sector, see Section 4.1.2.2 below.

According to a notice issued by the Ministry of Communications on February 23, 2010, in December 2009 the Company's market share in the private sector was 75.7% and in the business sector 83.9% in terms of normative revenue. Another measurement method employed by the Ministry, for determining the discount that the Company is permitted to offer for in the approval of alternative tariff baskets as described in the Gronau Report, the Company's market share on standard (single) lines based on normative revenue, was 74.2% and 78.5% in access lines.

Call completion tariffs in the network of a VOB operator are the same as payment for call completion in a public telecommunications network of the Company or of another domestic operator. Call completion tariffs in domestic operator networks are expected to be reviewed by a public committee that will be appointed to draft recommendations for the fixed-line area of operation.

D.	Competition in telephony from the cellular companies

The cellular penetration rate in Israel is among the highest in the western world. In the opinion of the Company – an opinion not accepted by the Ministry of Communications or the Antitrust Commissioner, the penetration rate combined with low airtime rates compared with international levels, have to a large extent made the cellular telephone an alternative to the telephone line. The Company estimates that deepening the substitution of the fixed line and the mobile line is one of the reasons for the pace of removal of telephone lines, in such a way that about 16% of households in Israel not longer have a fixed line in their homes (compared with 5% in 1996).

Partner Fixed-Line Communication Solutions also received a license to provide domestic fixed-line services, and it provides line-telephone services in VOB technology, as well as ISP services. To the best of the Company's knowledge, Partner sells packages that bundle line telephone services that include cellular minutes and ISP services.

2.6.2	Broadband internet access

In broadband internet access, competition is keen.

HOT has deployed a broadband infrastructure nationwide over which it can provide a range of communications and advanced interactive applications. This network is today the main alternative for competition with the Company in the private sector.

On May 10, 2009, HOT announced the setup of an Ultra Fast Internet (UFI) network which operates in Docsis3 technology, which will offer internet surfing speeds of up to 100 mega. According to HOT's notice, the network was launched in October 2009.

Upgrading the internet infrastructure and grant of an ISP license to HOT as noted in Section 2.6.1 above, is expected to intensify the competition in internet and could also increase the number of HOT customer who subscribe to its Triple Play service.

During 2008, the cellular companies deepened their broadband operations on the cellular infrastructure in both the private and the business sector, and they also provide ISP services. The surfing services are provided from the cellular handset and though a cellular modem that is connected to laptop and desktop computers.

On August 31, 2009, the Ministry of Communications published a request for the public's positions on regulation of the structure of the market for broadband services on the cellular network. See also Sections 3.7 and 4.1.2 below.

2.6.3	Data transmission and communications

The companies that operate in this area are Cellcom, Partner, HOT, and the internet companies that also use leased infrastructure.

To the best of the Company's knowledge, Cellcom has deployed and set up a transmission network, including optical fibers, which it uses for both its own purposes (instead of transmission formerly provided by the Company) and for competition with the Company in the data transmission and communications market. Entry to the domestic fixed-line telephony market enables Cellcom to offer its customers a complete basket of solutions that includes domestic telephony, data communications and cellular, using its own infrastructure and its own sales array.

On August 15, 2006, Partner was granted a special license for providing data transmission and communication services, after purchasing the operation of Med-1.

2.6.4	Additional factors that could affect competition

A.	Numbering and number portability

On December 2, 2007, the number portability plan began to be implemented, enabling customers to transfer between the various communication operators without changing their telephone numbers. Number portability increases competition and the strength of that competition.

Following a hearing in May 2007 on the imposition of financial sanctions permitted under the Communications Law in respect of violation – so the Ministry contended – of the duty to provide number portability commencing September 1, 2006, the Ministry requested of the Company and the other relevant licensees, on November 20, 2008, for information about the dates of actual implementation of number portability. According to the Ministry, the request was made to enable it to formulate its position on the question of the Company’s compliance with the provisions of the Law and the numbering plan for number portability. On January 5, 2009, the Company submitted its position and the information to the Ministry.

B.	Other potential competing infrastructures

In addition to HOT’s cable and fiber-optic network and Cellcom's and Partner's fiber-optic infrastructures, there are a number of fiber-optic networks in Israel today, most of which are owned by State-owned companies or government agencies. These include Israel Electric Corporation (IEC), Israel Railways, Mekorot, an oil infrastructure company and the Cross-Israel Highway Company. On January 6, 2010, the Ministry of Communications announced that it had agreed with IEC on a trial connection of 100 – 150 households to 100 mega symmetrical surfing speed and broadband applications, and on February 7, 2010 IEC was granted a technology trial license. Some municipalities are also attempting to create an alternative to the laying of pipelines by communications licensees, via the infrastructure of such municipalities.

On March 1, 2009, the Ministry published a policy for allocating frequencies for broadband wireless access networks. The Ministry decided that the Company and HOT Telecom would not be permitted to participate in a tender for the allocation of 3.5 GHz frequencies. For the 3.7 GHz frequency range, the Ministry decided that participation in the tender will be open to all licensed domestic operators, including the Company, to allow service on these frequencies for the supply of broadband services in remote areas and as a supplementary means. Concurrently with the determination of the general policy, there were negotiations between the Company and the Ministry for the allocation of alternative frequencies to the Company in return for freeing up frequencies that the Company uses to provide services for its rural and neighborhood radio system subscribers, as requested by the Ministry (see section 2.16.8 below). On March 1, 2009, the Ministry notified the Company that it had decided to allocate an alternative 5MHz band in the 3.6 GHz – 3.8 GHz (the 3.7 frequency range), which is not one of the frequency ranges included in the policy. In addition the Company is eligible to participate in the tender in the 3.7 GHz range, as aforesaid, so that at the end of the day, it may be allocated frequencies in the 3.7 GHz range, at total bandwidth of 15 MHz. To the best of the Company's knowledge, there is no approved equipment that complies with the standard appropriate for this range of frequencies.

C.	Technological developments

Technological developments enable competing companies to provide, at relatively low costs, telephony and data communications services over fixed-line IP-based networks, as well as by means of advanced cellular infrastructures. At the same time. the main traditional barrier to the entry of competitors into the sector – the access infrastructure connecting the subscriber to the communications network of the competing operator – is becoming less significant. The rapid growth in the number of cellular subscribers and broadband internet customers, the improved audio quality and increasing bandwidth enabling alternative technologies, have an adverse effect on the number of calls passing through the Company's network, causing a decline in its revenue from telephony services and moderating the growth potential in its revenue from advanced internet and data communication applications.

2.6.5	The Company's preparation and methods for coping with the growing competition

The Company copes with competition in domestic fixed-line telecommunications services in several ways:

A.
The Company is launching new communications services and value-added applications, as well as packages of products, including terminal equipment and services, among other reasons, to increase the volume of use of subscriber lines, to respond to customer needs and to enhance the image of technological innovation. The Company invests in improving and modernizing its infrastructure in order to be able to provide advanced products and services for its subscribers.

B.
The Company worked to introduce the high-speed broadband internet service and to increase the number of customers it has in this area, including by means of applications for businesses. Deployment of the NGN (as described in sub-section H below) enables customers to upgrade to higher speeds and creates added value for the customer.

C.	The Company is working constantly to improve the quality of its services and to retain its customers.

D.	The Company has simplified its tariff structure and offers customers a number of alternative payment packages, tracks and special offers.

E.	The Company has implemented a new billing system for business and private customers.

F.	The Company is working to heighten awareness of the use of the fixed-line telephone and to encourage the use of other services that increase telephone use.

G.
The Company is making adjustments on the expense side with the goal of focusing investments in property, plant and equipment in growth activities and in projects for reducing operating costs. Nevertheless, the Company's ability to make such adjustments in the short and medium term is limited, due to its cost structure, which mainly comprises rigid short- and medium-term costs. These costs consist mainly of depreciation expenses and expenses related to salary and benefits. Furthermore, the Company has operating costs such as infrastructure maintenance and leasing as well as maintenance of buildings, which are also rigid short-term costs.

H.
The Company is in the throes of setting up the NGN (Next Generation Network), an advanced unified infrastructure for carrying voice communications, high-speed broadband internet services and content, leisure and entertainment applications. On this subject, see also Section 2.7.2 below and Note 10 to the financial statements of the Company for the year ended December 31, 2009.

I.
As part of the sale of services to its customers, the Company combines the sale of terminal equipment. (such as home networks, laptops, streamers, and so on, as well as telephony terminal equipment), as a tool for competitive differentiation, customer retention and increased revenue.

2.6.6	Positive and negative factors affecting the Company’s competitive status

Positive factors

A.	Nationwide infrastructure deployment through which a variety of services are provided

B.	Presence in most businesses and households

C.	Strong capital structure and positive cash flow

D.	Expansive service infrastructure and various customer interfaces

E.	Professional, experienced and skilled staff

F.	Strong, well-known brand

Negative factors

Regulation

The Company believes that the various restrictions imposed on it under the existing regulatory guidelines impede its ability to compete in its areas of operation. The following are the main restrictions in this regard:

A.	Restrictions in the marketing of service packages jointly by the Company and companies in the Group

The Company is prohibited from offering service packages jointly with companies in the Group, while such packages are offered by its competitors. The absence of such an option is a major disadvantage in the Company’s ability to compete. In the matter of the draft amendment of the Company’s general license, see section 2.16.2 below.

B.	No tariff flexibility

The Company is restricted in its ability to give discounts on its principal services and to offer differential tariffs. Even the tariff packages (which should, inter alia, offer an immediate alternative to the normal tariffs) are so tied up in bureaucracy that they are frequently pointless. For a description of the recommendations of the Gronau Committee adopted by the Minister of Communications in respect of improving the efficiency of the system for approving the basket of tariffs, see section 2.6: Tariff flexibility.

C.	Obligation of structural separation

Under its license, the Company is required to maintain full structural separation in the format prescribed in the license, between itself and those subsidiaries and affiliates specified in the license. There is also a separation between the Company’s operations and those of Pelephone due to the terms of the merger approved by the Antitrust Commissioner. The restrictions that apply to the Company do not apply to the other entities operating in the communications market, and they put the Company in an inferior position.

D.	Universal service obligation

The Company is under an obligation to provide services to the entire public in Israel (universal service), and as a rule, the Company is in compliance with this obligation. No similar obligation is imposed on the special domestic operator licensees, which can offer their services to the Company’s lucrative customers (primarily business customers), which represent a significant source of revenue for the Company.

The Company believes that a fund should be established to finance this universal service, so that an operator that does not provide service to whoever requests it will pay into the fund through which the universal service will be funded.

E.	Accessibility deficit

The Company’s telephony tariffs are prescribed in regulations promulgated by the Minister of Communications with the consent of the Minister of Finance. As a result of a deliberate regulatory policy, the monthly usage tariff for a telephone line is set at a level that does not cover the costs involved in providing it (a situation known as ‘accessibility deficit’). This deficit has been reduced over the years, but still exists. Note that in a competition format that relies on the Company’s infrastructure and exploits the accessibility deficit (e.g. VOB services), the negative impact of this factor is increasing.

2.6.7
Adoption of the conclusions of the Gronau Committee for the formulation of recommendations concerning the policy and principles of competition in communications in Israel by the Minister of Communications.

On March 12, 2008, a report was published by the public committee, headed by Professor Gronau and appointed by the Minister of Communications in December 2006 to formulate detailed recommendations for a policy and principles of competition in the communications in Israel (the Gronau Committee). On August 13, 2008 the Minister of Communications announced his decision to adopt the conclusions of the committee, subject to a number of changes and emphases so that they would constitute the guiding policy of the Ministry for the near future. Following are the main points of the decisions.

Structural changes in the fixed-line sector

Further to the recommendation to work on the development of the wholesale fixed-line market and to require the owners of the universal infrastructures to sell services wholesale and lease access segments to competitors (and for reasons of technological applicability, at this stage the local loop unbundling obligation would only apply to the Company) – the Minister decided that the Ministry of Communications would start preparation of the regulatory and pricing infrastructure required for establishment of the wholesale market, including arrangements for local loop unbundling (LLU). The committee recommended that the Company's subsidiaries be granted a license to provide bundled service packages12 consisting of telephony and IPTV services after application of the aforementioned arrangements. On the same date, it will be possible for the subsidiaries of the Company to be granted special domestic operator licenses for providing domestic services other than VOB.

12	In which there is no undertaking that each service in the package can also be purchased separately on the same terms as it is provided service in the package.

Concurrently, with due attention to the importance which the committee attributed to upgrading the fixed-line communications infrastructure, the Minister would work to create incentives for the Company, which would promote rapid universal deployment of the NGN, to the extent that the Minister believed it justified to do so.

Tariff flexibility for Bezeq – Alternative service packages

To improve the efficiency of the approval process for alternative payment packages, the Minister decided to change the system for their approval so that the Company would be able to offer them 45 days after submitting a detailed application to the Ministry of Communications, unless the Minister of Communications or the Minister of Finance gives notice of his objection to the application. The Minister adopted the recommendations of the committee that as long as the Group’s market share is more than 60%, control of the Company’s tariffs should continue in the format of fixed prices, and for the matter of the alternative payment packages – the smaller the Group's share in fixed-line telephony, the higher the maximum discount permitted (the discount would be 15% as long as market share is higher than 85% (15% discount provided that the market share is higher than 85%; 25% when the market share is between 75% and 85%; and 40% when the market share is between 60% and 75%). It is noted that according to the recommendation, the alternative payment package will be approved only if it is worthwhile for at least 30% of the subscribers who consume the services offered in the package.

Competition in the cellular sector

The Minister instructed the Director General of the Ministry of Communications to work towards advancing the licensing policy for MVNO. On January 20, 2010, the Minister of Communications signed regulations allowing the grant of MVNO licenses. See also Section 3.7 below. .

Multi-channel television – Basic channel package

Further to the committee's recommendation to create a basic package of 5-10 channels, the Minister decided to conduct a more comprehensive examination of all aspects of broadcasting by establishing a committee. On October 12, 2008, the committee announced a hearing. On this matter, see Section 5.1.3.2 below.

Structural separation

The Ministry will work to ensure compliance of companies in the HOT Group with the rules of structural separation laid down in their licenses, with the exception of the option available to the companies to market service packages that include services offered by the companies, contrary to the committee's decision that the rules of structural separation should be enforced in the same format as that applicable to the Company. The rules of structural separation should allow the implementation of the recommendations concerning the wholesale market in general, and its prices in particular. The committee's recommendation would leave in place the structural separation in the Company as long as only two companies own fixed-line infrastructure that is deployed nationwide. Furthermore, should the Minister find, within a reasonable time from introduction of the dismantling arrangement (not more than two years) that the actions of the Company prevent greater competition in the domestic communications market, the recommendation is that he should act to apply structural separation between infrastructure operation and service operation in the Company.

On June 4, 2009, the Ministry of Communications announced an amendment of the license of HOT Telecom concerning structural separation between HOT Telecom and HOT Communications Systems Ltd. (Hot Broadcasts), setting exceptions to the obligation for the structural separation prescribed in HOT Telecom's license.

International call sector – Entry of players associated with cellular licensees to the international calls market

To promote the recommendation of the committee concerning setting a payment for making an outgoing international call through a cellular network in the framework of the interconnect regulations. In February 2010, an amendment to the cellular licenses was published on this subject – see Section 3.7 below.

General

Additional recommendations of the Gronau Committee adopted by the Minister of Communications

Consumer issues – The OECD recommendations are guidelines for addressing consumer issues. Tariffs set in a contract with customers cannot be changed during the term of the contract, the term of contracts is limited to 18-24 months, and the barrier to transfer due to tying purchase of a handset to purchase of services, will be removed.

Royalties – Adoption of the position taken by the Kroll Commission on the gradual reduction of the rate of royalties payable by licensees, up to cancellation of such royalties in the future. If there is a reduction of taxes during 2008-2012, the royalties will be cancelled. It is appropriate that cancellation of the royalties accompany a parallel reduction in tariffs.

The Company is unable to assess the impact of the decisions and their adoption on its business results and those of its subsidiaries, inter alia, since most of the decisions have not yet been implemented, and as time elapses, some have actually been changed.

See also Sections 3.7, 4.1.2 and 5.1.3.2 below.

2.6.8
On February 14, 2010, the Ministries of Communications and Finance announced the signing of a letter of appointment for a committee, to be headed by Mr. Amir Haik, to consider a new tariff arrangement for the Company (which will replace the existing arrangement), adapting the arrangement to the changing environment of the communications sector and the competition policy, and to consider setting new tariffs for different segments relating to the provision of services in the wholesale market in the fixed line segment by the owners of the universal infrastructures, and call completion tariffs in the fixed-line networks. Furthermore, with the consent of the Minister of Communications, the chairman of this committee will be able to discuss additional subjects that are not included in the letter of appointment. The committee has been asked to submit its final recommendations by one year from the date of its appointment.

2.7	Property, Plant and Equipment, and Installations

2.7.1	General

The Company’s property, plant and equipment consists primarily of domestic telecommunications infrastructure, exchanges, various networks, real estate (land and buildings), computer systems, vehicles and office equipment.

2.7.2	Domestic fixed-line telecommunications infrastructure

This infrastructure has five principal components deployed throughout the country.

A.	Exchanges

Used for switching calls and transferring them from their origin to their destination based on the signal (dial) received from the subscriber.

B.	Transmission network

A system through which there is connectivity between exchanges. This system actually functions as a national backbone that connects the local networks, each consisting of an exchange and an access network to it. The transmission network is based primarily on fiber-optic systems and in part (minimal) on radio systems.

C.	Data communications networks

Networks for the provision of data communication services at various speeds and communication protocols.

D.	Access network

A system that connects subscriber NEPs to the exchange. The network is based on copper pairs, fiber-optic cables and in part (minimal) on wireless systems.

E.	Terminal equipment

Equipment installed at the subscriber site (such as telephones, private exchanges, fax machines, modems, routers, etc.) through which the subscriber receives the service.

NGN

The demand for communication services in Israel, as in the entire world, includes a requirement for increasing bandwidths and an advanced IP platform. In order to respond to this demand, the Company has started to set up, in stages that commenced at the end of 2008, a next generation network (NGN) based on the core of the IP network and deployment of fiber optic infrastructure to street cabinets (a topology known as fiber to the curb – FTTC). With this network and using VDSL2 technology, bandwidths of up to 100 Mbit/s can be provided today in the download channel, as well as innovative value added services. In addition, the NGN allows the Company to improve the efficiency of the network's structure. The project for setting up the new network is being implemented gradually, with the pace of the deployment being tested an set annually. In September 2009, the Company launched the NGN and at the date of publication of this report, about 498,000 subscribers have been connected to it.

On this matter, see also Note 10 to the financial statements of the Company for the year ended December 31, 2009, which are included in this Periodic Report.

2.7.3	Computing

The Company’s IT system supports four central areas:

A.	Marketing and customer management

The computing system supports, inter alia, management of the customer database, orders for services, follow-up of customer complaints, sales and customer service processes and implementation of the number portability program and billing. The billing and collection system includes production of bills to customers for services provided and for services of other communication operators. This includes the managing of accounts with communication operators.

B.	Information systems for engineering infrastructures of the telecommunications networks

Support planning, management, control and maintenance of engineering resources for the purpose of supply and assurance of services. Inter alia, the systems manage the number inventory and support massive conversions of numbers and equipment.

C.	Information systems for management of Company resources

Support management, control and maintenance of the expenses of the Company, such as financial information (including budget and controls), procurement and inventory processes, property, real estate, human resources and wage controls, vehicle fleet and Company projects.

D.	Cross-organization systems

The Company’s IT system is large and complex, supports mission-critical work processes and handles very large amounts of data. The system is made up of a large number of systems, some of them old systems developed many years ago, operating on central computers, and some of them modern systems developed and implemented in recent years, operating in open computer environments.

The systems support decision-making processes via a data warehouse system (DWH) operated by the Company. Likewise, the Company operates a website which provides information on the Company’s services and enables presentation of information regarding telephone bills, payment of telephone bills and other services. The Company also operates computerized office systems (such as email and resolution follow-ups), knowledge management systems, etc.

2.7.4	Real estate

A.	General

The Company’s real estate assets come from two sources: assets transferred to the Company by the State under an asset transfer agreement in 1984 and assets to which the Company received or purchased rights after this date, including assets it leases from third parties.

As at the date of publication of this periodic report, the Company has freehold or leasehold title or the right to lease approximately 440 real estate properties around the country. The total area over which the Company has full title or capitalized long-term lease rights (including joint long-term lease rights as set out below), amounts to approximately 1,150,000 sq m of land, of which approximately 335,000 sq m is built up. Six of these properties are in Judea and Samaria, covering lots of approximately 7,000 sq m and built up areas of approximately 500 sq m. (Out of these properties, about 410 account for an area of approximately 1,040,000 sq m of land, while about 270,000 sq m of built-up area are for communications needs and the remainder are for administrative needs.

In addition, the Company has a right to approximately 70 dunams of land at Sakia (near Messubim Junction), for the purposes of storage and offices. The Company received a draft contract for a planning permit for this land from the Israel Lands Administration (ILA) which does not include storage and office purposes, and submitted its reservations regarding the contract to the ILA.

At the date of publication of this Periodic Report, of these properties, 52 are jointly held with the Ministry of Communications and/or the Postal Authority (now Israel Postal Company Ltd.). On June 30, 2004, The Company entered into an agreement with the Postal Authority to define and clarify the rights of both in these properties (see Section 2.17.2C below). The parties are following the provisions of the agreement, inter alia, to separate joint charges and systems.

In addition to these 440 properties, at the date of publication of this Periodic Report the Company holds about 60 properties in Israeli settlements in Judea and Samaria, in a total area of approximately 9,300 sq m of land, on which about 1,500 sq m are built up (all for communications purposes). No written arrangement of the contractual rights in these properties exists, but in the Company’s opinion this does not constitute a significant problem.

The Company uses this land for communications operations (such as exchanges, concentration rooms and broadcasting sites) and for other operations (such as transmitters and warehouses). Some of the Company’s properties are undeveloped or partially developed, and can be exploited further.

As at the date of publication of this Periodic Report, the Company leases about 170 properties, with a total area of 60,000 sq m, of which 59,000 sq m are built-up (160 of these properties, with a built-up area of 6,500 sq m, are for communications needs and the remainder for administrative needs).

The Company has easements (rights of way, etc.) over other real estate (to erect transmitters and deploy cables). The Company also has about 550 rooms at its disposal (rooms for cables and installations for neighborhood communication needs), with a total area of approximately 8,310 sq m, (all for communications needs), most of which are not regulated by written arrangements of rights with the owners (such as Israel Lands Administration, settling organizations, entrepreneurs of projects on which the properties are situated, and cooperative house committees).

B	Registration

At the date of this Periodic Report, the Company’s rights in a considerable portion of its land assets are not registered with the Land Titles Registration Office and are therefore merely contractual rights. The Company is in the ongoing process of registering those land assets which can be registered in the Land Registry.

C.	Real estate settlement

On March 10, 2004, the settlement signed by the Company, Israel Lands Administration (ILA) and the State (the Settlement Agreement) was validated as a court decision in the matter of most of the real estate assets transferred to the Company under the asset transfer agreement which was executed when the Company commenced commercial operation. The Settlement Agreement provided that the assets that remain in the Company’s possession have the status of a capitalized lease, and 17 properties will be returned to the State through the ILA on various dates (through 2010) on the terms laid down in the Settlement Agreement.

At the date of publication of this Periodic Report, the Company has returned 15 properties. Another two properties will be returned to the ILA after the Company receives substitute properties, in accordance with the Settlement Agreement.

D.	Sale of real estate assets

Further to a renewed review by the Company's management concerning the sale of its real estate assets, the board of directors approved the continued sale of inactive real estate assets and/or assets that can be relatively easily vacated without incurring significant expense, in accordance with lists presented to it from time to time. Company’s real estate assets, and a procedure for approving such transactions. The new NGN should allow the Company to improve the efficiency of its network structure and to sell some of the real estate assets that will be vacated following migration to the new network.

During 2009, the Company sold nine properties with a total area of 44,160 sq m of land and 25,100 sq m of built-up area, for a total sum of NIS 136 million. In addition, following the Settlement Agreement between the Company and ILA, an agreement was signed in June 2009 in which the Company undertook to return the Bayit V'Gan compound to the State within 18 months of execution of the agreement and to waive receipt of a substitute property for it, in consideration of NIS 6 million. The consideration was invested in the purchase of offices for providing services to Israel Broadcasting Authority.

2.8	Intangible Assets

2.8.1	The Company’s general license

The Company operates under the terms of a general license which, inter alia, serves as the foundation for its domestic fixed-line telecommunications operations. For a description of the main points of the general license, see section 2.16.2 below.

2.8.2	Trademarks

The Company uses trademarks that reflect its products and services. As of the date of publication of this periodic report about 170 trademarks are registered in its name or are in the process of being registered at the Registrar of Trademarks. The main trade marks are Bezeq – the Company's name, and B – the Company's logo.

The investment in advertising the trademarks is intended to increase the level of public exposure and awareness of the trademarks, so as to build differentiation and uniqueness for the Company which will affect customer purchasing decisions and preferences.

2.9	Human Resources

2.9.1	Organizational structure and headcount according to organization structure

The following is a diagram of the Company’s general organizational structure:

CEO

Company Auditor
(3617)
(887)
(1704)

Legal Advisor

Company
Secretary

* Answers to CEO regarding the Company’s activity as a domestic operator and to the board of directors regarding subsidiaries.

Operations and
Logistics
Division

Human
Resources
Division

Marketing Division

Information Technology Division

Headquarters
divisions
(Including
Deputy CEO
Strategy and
Deputy CFO)

(1118)

Economics & Budget Division

Chairman of the Board

Management (without directors)]

(38)
Deputy CEO
Regulation
Business Division
Private Division
Spokesperson
CFO and Deputy CEO
Engineering
and Network
Division

On September 4, 2007, the board of directors of the Company resolved, pursuant to section 50(A) of the Companies Law, 5759-1999, and in accordance with Articles 119 and 121.1 of the Company's Articles of Association, that the CEO’s powers with respect to the corporations held directly or indirectly by the Company (including Pelephone Communications Ltd., Bezeq International Ltd., DBS Satellite Services (1998) Ltd., Walla! Communications Ltd., Bezeq Online and Bezeq Gold Holdings Ltd.) will transfer to the board of directors, and the board of directors has passed resolutions for the implementation of the above.

2.9.2	Headcount by occupation

Description of employment framework	Number of employees
	At December 31, 2009	At December 31, 2008
Senior managers excluded from application of the Company’s collective bargaining agreements. The terms of their employment are set in personal agreements.	65	63
Permanent employees employed under collective agreements.	3,290	3,320
Employees employed under personal agreements that are not part of the collective agreements.	664	600
Employees employed under individual agreements on the terms of the collective agreement (rank rating contracts).	26	183
Employees employed in accordance with the special collective agreement of December 5, 2006, on an hourly basis.	2,195	2,241
Employees employed under the special collective agreement of December 5, 2006, on a monthly basis.	1,124	1,123
Total	7,364	7,530

Note:
The hourly collective agreement applies to former Generation 2000 workers and to former temporary hourly agreement workers, as well as to new workers hired on an hourly basis. The monthly collective agreement applies to former Generation 2000 workers who were hired in occupations that are monthly by nature, former all-inclusive contract workers, and new workers hired on a monthly basis.

On November 4, 2009, the Board of Directors of the Company approved an early retirement plan for 2010, under which about 171 employees will retire from the Company for a total cost of NIS 225 million, on the terms of the collective agreement from December 2006. The Board also resolved, on the same date, to approve an additional cost of NIS 41 million to supplement the 2009 early retirement plan (retirement of 245 employees at a cost of NIS 177 million on the terms of the same collective agreement). On this matter, see also Note 17 to the Company's financial statements for the year ended December 31, 2009, which are included in this Periodic Report.

2.9.3	Retirement of tenured employees from January 1, 2010

From January 1, 2010 to February 28, 2010, 86 tenured employees retired from the Company.

2.9.4	Company’s investment in further study, instruction employee training and higher education

The Company holds internal training sessions given by professional experts who are Company employees and at times, with the assistance of external organizations, in all the areas of its operations. Total workdays allotted to training activities for all employees in 2009 – approximately 28,376, or an average of 4.5 training days per employee. This training activity includes professional training in technology, sales, management, service and other areas.

The Company operates a service school that works to instill a service-oriented culture and customer-centric service values, as well as providing knowledge and skills in the provision of excellent customer service. The Company also participates in funding higher education and courses in outside institutions.

Total investments in these activities in 2009 amounted to approximately NIS 2.9 million over and above the cost of the workdays of the employees with respect to training and study days.

2.9.5	Nature of employment agreements at the Company

Labor relations at the Company are regulated by the collective agreements between the Company, the workers representatives and the New General Federation of Workers (the Histadrut) and by personal contracts. Additionally, expansion orders to certain general collective agreements apply to Company employees, such as cost-of-living increment agreements.

For a list of the significant agreements relating to labor relations, see section 2.17.4 below.

2.9.6	Employee reward plans

2.9.6.1	2005 stock options plan

On November 15, 2005, the Company published an outline for an offer of the State’s shares to Company employees. The offer was for up to 122,697,648 stock options, which were exercisable for up to 122,697,648 shares of the Company held by the State of Israel and constituting approximately 4.71% of the shares in the Company. Under the terms of the outline, this plan expired on December 10, 2009, after 122,220,328 stock options had been exercised. On this matter, see also Note 27 to the Company's financial statements for the year ended December 31, 2009, which are included in this Periodic Report.

2.9.6.2	2007 stock options plan

On February 22, 2007, the board of directors of the Company approved an employee stock options plan, and on the same date, the Company published an outline for the plan. Under the plan, the Company allotted to its employees (excluding members of its senior management) and free of charge, in accordance with the criteria set in the collective agreement of December 5, 2006, stock options exercisable for shares accounting for 3% of the Company's issued share capital, at an exercise price (adjusted for each kind of distribution, etc.), of 50% of the last closing price of the share prior to the date of allotment.

Accordingly, on March 25, 2007, the Company allotted 78,091,794 options (out of the total number of 78,151,368 options13) to employees, exercisable for 78,091,794 ordinary shares of the Company of NIS 1 par value each at an exercise price of NIS 3.201 per share, linked to the CPI for February 2007 (adjustments for each type of distributions etc. applied to the exercise price). The options were locked up for a period of two years from the date of their allotment, and are exercisable over three years from the end of the lock-up period. (At March 1, 2010, 55,260,249 options from this plan had been exercised.)

2.9.6.3	November 2007 stock options plan for managers and senior employees of the Group

On November 20, 2007, the board of directors of the Company resolved to adopt a stock options plan for managers and senior employees in the Company and/or in affiliates, allotting 65,000,000 non-negotiable options, exercisable for up to 65,000,000 shares of the Company and comprising approximately 2.5% of the issued share capital of the Company, and at full dilution, approximately 2.37% of the share capital.

The option warrants will vest in three equal annual portions. The vesting dates of each portion fall at the end of each of the first, second and third years after the grant date, respectively.

The exercise price of each option is NIS 5.50, reflecting a discount of approximately 16.8% compared with the closing price of the Company’s shares on the Tel Aviv Stock Exchange on January 31, 2008, the date of approval by the general meeting.

The allotment under the plan is part of the capital gain track, with a trustee as set out in Section 102(b)(2) of the Income Tax Ordinance [New Version], 5721-1961.

The stock options plan and the allotment of all of the options under it were approved by the general meeting of the Company on January 31, 2008, in accordance with the Articles of Association of the Company.

On December 25, 2007, the Company published an outline for an allotment of options from the plan in accordance with the Securities (Details of an outline of an offer of securities to employees) Regulations, 5760-2000, setting out, among other things, the terms of the plan, and also a report on a private placement in accordance with the Securities (Private placement of securities in a listed company) Regulations, 5760-2000.

Pursuant to the resolution of the board of directors on June 26, 2008, the exercise price of each option allotted from that date onwards will be the same as the average closing price of the Company's share in the 30 trading days prior to the date of the board's resolution to grant the options.14 In addition, the options allotted to the Chairman of the Board will vest in 12 equal quarterly portions.

Since then and at the date of publication of this Periodic Report, 59,383,333 options exercisable for up to 59,383,333 shares have been offered in accordance with the stock options plan (less expired options), including to the CEO of the Company and to the Chairman of its Board of Directors.

On this matter, see also Note 27 to the Company's financial statements for the year ended December 31, 2009, which are included in this Periodic Report.

13
The remaining 59,574 options were allotted on January 2, 2008 to two employee-directors following approval of the allotment by the general meeting of the Company’s shareholders, at an exercise price of 50% of the share price on the date of allotment of the options (an exercise price of NIS 2.9991 per share). The total value of the benefit was approximately NIS 237,006 at October 21, 2007. See also the immediate report of the Company of October 29, 2007.

14	With the exception of the allotment to the CEO of a subsidiary on September 25, 2008, on the original terms (exercise price of NIS 5.5 and adjusted for the distribution of a dividend).

2.9.7	The Company's officers and senior management

As of the date of this Periodic Report, the Company has 16 directors15 and its senior management has14 members.

The Chairman of the Board of the Company is a salaried employee. The terms of his employment were described in an immediate report issued by the Company on April 18, 2008.

The two external directors serving on the board of directors of the Company receive compensation in accordance with the Companies (Rules for compensation and expenses of an external director) Regulations, 5760-2000. The other directors in the Company do not receive any compensation or other pay in respect of their service as directors.

The members of the senior management are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months. The Company also allots options for the Company’s shares to the members of senior management, at its discretion (see Section 2.9.6 above).

Following the change of control expected in the Company (see Section 1.3.1 above), on December 31, 2009 the board of directors of the Company approved the adoption of a retention plan for the Company's senior managers (the CEO of the Company, of Pelephone and of Bezeq International), as described in an immediate report issued by the Company on that date. Accordingly, each of those CEOs will be awarded a retention bonus in the amount of one months' salary, and their stock options agreements will be amended so that in the event of dismissal (rather than resignation) within one year of the date of the transfer of control, the vesting period of the those of their options not yet vested, will be shortened on the Date of dismissal.

2.10	Raw Materials and Suppliers, Purchase of Equipment, and Suppliers

2.10.1	Raw materials

The principal raw materials used by the Company are exchanges, copper cable, fiber-optic cables, transmission equipment, data communications systems and equipment, servers, routers and XDSL modems. The Company purchases most of the equipment needed for its communications infrastructures from Israeli companies connected with communications equipment manufacturers from around the world. The Company purchases hardware and software from a number of main suppliers. Most of the equipment purchased for data communications, switching, transmission and radio systems was unique equipment, and it has only been possible, over the years, to receive support services from the manufacturer (on this matter, see also Section 2.10.3 below).

2.10.2	Percentage of purchases from main suppliers, and manner of engagement with them

During 2009, the Company had no suppliers from which its purchases exceeded 5% of its annual purchase amounts.

2.10.3	Dependence of suppliers

In the Company’s opinion, it is dependent on the Alcatel Group (represented in Israel by Alcatel Telecom Israel Ltd.) and Comverse for public switching equipment and metro transmission; for business customer collection systems the Company is dependent on Amdocs Software Systems, and for transmission, on ECI.

Concerning the Company’s relationship with Nortel Group, which is represented in Israel by Nortel Israel (Sales and Marketing) Ltd., the Company and Nortel had an upgrade and maintenance agreement for Nortel exchanges, which was in force until the end of 2007. Prior to the end of the term of the agreement, the Company conducted a comprehensive examination which found that in view of the Company’s experience in operating Nortel exchanges, and in view of low probability (based on past experience) of malfunctions that the Company is unable to solve by itself, and in view of the very high costs involved in renewing the agreement, it would be unjustified to renew the agreement on the terms proposed. As a result, the Company’s dependence on Nortel was reduced.

15	Including two external directors and two directors from among the employees.

2.11	Working Capital

Inventory purchased by the Company is for the most part intended for investment in property, plant and equipment. The Company’s inventory policy strives to maintain an inventory sufficient for the Company’s needs for average consumption as determined from time to time, with flexibility in exceptional cases that depend on the nature of the consumption and price of the item. Orders from suppliers are made taking into consideration past demand and projections for the future.

On March 2, 2010, the Board of Directors of the Company determined that despite the company's working capital deficit, liquidity is not a problem for the Company.

The following table shows data on supplier and customer credit in 2009:

	Average credit extended (NIS millions)	Average credit days
Customers	863	50
Suppliers	284	EOM + 30

2.12	Investments

For information on investments in subsidiaries, see Note 13 to the Company's financial statements for the year ended December 31, 2009, which are included in this Periodic Report. See also Sections 3 and 4 in Chapter D of this Periodic Report.

2.13	Financing

2.13.1	Average and effective interest rate on loans

At 31 December 2009, the Company is not financed by any short-term credit (less than one year).

Distribution of the loans:

Source of financing	Amount at December 31, 2009	Type of currency or linkage	Average interest rate	Effective interest rate
Banks	NIS 400 million	Unlinked NIS	Prime + 0.94%	Prime + 0.98%*
Non-bank sources	NIS 2,733 million	CPI-linked NIS	4.21%	4.22%

* For prime at 2.75% in March 2010.

2.13.2	Limitations on borrowings

A.
For the matter of limitations included in Company loans – see Note 14 to the Company’s financial statements for the year ended December 31, 2009, which are included in this Periodic Report. At the date of the financial statements and at December 31, 2009 and the date of publication of this Periodic Report, subject to the contents of the above Note, the Company is in compliance with all the limitations applicable to it.

B.	Bank of Israel restrictions regarding a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. These directives could, from time to time, affect the ability of some banks to grant additional credit to the Company. As the Company does not have data and precise information about single borrowers restrictions applicable to the banks, and given the fact that the Company cannot quantify the number of debentures issued by the Company and held by the banks, the Company is unable to estimate when and at what level of debt, if at all, these restrictions will impact the Company's ability to raise credit.

2.13.3	Credit received during the reporting period

On March 12, 2009, the Company raised NIS 400 million in bank credit. The credit was granted by means of unlinked shekel loans for 3 or 4 years, at an average interest rate (including commissions) of prime + 0.97% (at December 31, 2009 – 3.72%).

2.13.4	Credit received after December 31, 2009

The Company has not taken any loans after December 31, 2009.

2.13.5	Variable interest

On raising bank credit at variable interest on March 12, 2009, see Section 2.13.4 above.

2.13.6	Credit rating

The Company is rated by four credit rating agencies. Below are details of the rating of each of the rating companies at the date of publication of this Periodic Report (including the most recent updates):

Rating agency	Rating	Changes in rating	Type of credit rated
Standard & Poors Maalot	AA +
August 25, 2008: The Company’s liability rating was raised from AA to AA+ with stable outlook. The raised rating is based primarily on the Group's improved performance and operating efficiency, the stability of the Company's managerial structure and the change to the structure of the business risk as a result of the change in the mix of the Group's revenue.

October 13, 2008: Above rating validated, inter alia, following examination of the anticipated impact of exercise of the call option (10.66%) by Ap.Sb.Ar. (see Section 1.3.1)

October 28, 2009 – Transfer to Credit Watch with negative implications of the rating of Bezeq International, which is BBB+ and of the rating of the Company's local debenture rating, which is AA+, due to the Company's notice of the entry by its controlling shareholder, Ap.Sb.Ar. Holdings Ltd. into an agreement for the sale of all its holdings in the Company (approx. 30.6%) to 012 Smile Communications Ltd., and the possible impact of the change of control on the capital structure of the Company.
All debenture series
Midroog	Aa1
May 21, 2008: Return of the Company’s rating outlook from negative to stable in view of the improvement in the Company’s financial results, and the continued presentation of a strong financial profile, compensation for the erosion in the fixed line communications segment by means of operations in the other segments and very low rates of financing despite the distribution of all of the net profit as dividend after the transfer of the control core of the Company.

November 3, 2009 – Reconfirmation of rating (Aa1) with stable outlook. The rating is supported by the business strength of the sector in which the Company operates its strong status in the sector, the diverse mix of operations that covers the entire Israeli communications market, and its rapid debt coverage ratio.
Debenture series 4 and 5
Standard & Poors	BBB+
August 12, 2008: Change in the Company’s rating outlook from negative to stable following review of its operating performance and its moderate leverage. The Company’s rating relies, inter alia, on its leadership as the national communications operator, its operating efficiency, the range of services it offers in the communications market and its adequate financial profile.

October 7, 2008: Rating validity confirmed following review of the exercise of the call option (10.66%) by Ap.Sb.Ar. (see Section 1.3.1)
October 28, 2009 – On S&P's notice, see rating of S&P maalot above.
The rating is for the Company
Moody`s	Baa1	November 24, 2008 – Rating remains at Baa1 (stable). September 3, 2009 and February 9, 2010 – Moody's announced that it was leaving the rating at Baa1 (stable).	The rating is for the Company

2.13.7	Estimate of raising funds in 2010 and sources of financing

During 2010, the Company expects to repay some of its loans and to raise additional debt.

The financing options available to the Company are raising debt by means of new bank loans and/or by raising debt or capital on the capital market, raising debt from the sale of series 5 debentures held by a wholly-controlled subsidiary, Bezeq Gold (Holdings) Ltd.;.

2.13.8	Charges and guarantees

For information about the Company’s charges and guarantees, see Notes 14 and 20 to the Company’s financial statements for the year ended December 31, 2009, which are included in this Periodic Report.

2.14	Taxation

For information about taxation, see Note 9 to the Company's financial statements for the year ended December 31, 2009, which are included in this Periodic Report.

2.15	Quality of the Environment

2.15.1	Non-Ionizing Radiation Law, 5766-2006 (the Law)

The Law regulates the handling of sources of electromagnetic radiation (Radiation Source), their erection, operation and supervision. The Law provides, inter alia, that the erection and operation of a Radiation Source and provision of a radiation measurement service require a permit; sets penal provisions and severe strict liability of a company, employees and officers; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers to the Supervisor of Radiation, including for the matter of the terms of the permit, cancellation of the permit and removal of a Radiation Source. It is noted that the Company’s installations, such as broadcasting installations or wireless communication installations, are included in the definition of Radiation Source.

The Company obtained operating permits from the Supervisor of Non-Ionizing Radiation at the Ministry for Protection of the Environment (the Commissioner) for the communication facilities and broadcasting sites it operates.

It is noted that the Commissioner may require building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also section 2.16.11 below.

The Company has a work procedure for the set-up, operation and measurement of non-ionizing Radiation Sources, and a pertinent compliance procedure which was approved by the board of directors of the Company.

New regulations for non-ionizing radiation, published on January 19, 2009, prescribe payment of a fee for filing an application for a Radiation Source permit. Following approval of the regulations, the Company now pays a fee for erection, operation and category approval permits. (The fee amounts are not material, and are expected to be payable over a number of years.) The regulations also prescribe criminal liability for failure to take and report measurements in accordance with the provisions of the regulations.

2.15.2	Permits

For the matter of permits for broadcasting installations that are required by the Planning and Construction Law, 5725-1965, see section 2.16.11 below.

2.15.3	Claims

For claims on the subject of alleged radiation from the Hillel broadcasting station – see Section 2.18.4 below.

2.16	Restrictions on and Supervision of the Company's Operations

The Company is subject to various laws which govern and restrict its business operations. The principal body that supervises the Company’s operations as a communications company is the Ministry of Communications.

2.16.1	Control of Company tariffs

The Company’s tariffs are controlled by Sections 15 to 17 of the Communications Law.

A.
The tariffs for the Company’s supervised services, which are set in regulations promulgated by virtue of the aforementioned Section 15, were updated in accordance with a linkage formula less an efficiency factor, as provided in the regulations and based on the recommendations of public committees for the review of the Company's tariffs.

B.
Pursuant to section 15A of the Communications Law, if tariffs are set for the services controlled under the above Section 15, the Minister may, with the consent of the Minister of Finance, approve the request made by the licensee for an alternative payment basket for a package of services.

C.
Under Section 17 of the Communications Law, “a Licensee may request reasonable payment for a telecommunications service for which no payment is set in Section 15.” For these types of services provided by the Company (including broadband internet access service, business access and the like), the Company sets the tariffs. For additional provisions relating to tariffs in the Company's general license, see Section 2.16.2C below.

D.
In accordance with the Communications (Telecommunications and broadcasts) (Calculation and linkage of telecommunications payments) Regulations, 5769-2009, the Company's tariffs were updated effective from June 1, 2009, using the update formula prescribed in the Communications (Telecommunications and broadcasts) (Calculation and linkage of telecommunications payments) (Amendment) Regulations, 5767-2007,so that the fixed monthly payments for a telephone line and for a line in the combination digital network basic service increased by 3.8%, and the payments for the other controlled services provided by the Company decreased by 0.3183%.

Furthermore, pursuant to the Communications (Telecommunications and broadcasts) (Interconnect payments) (Amendment) Regulations, 5769-2009, interconnect fees paid by the cellular operators for call completion in the domestic operator network were reduced, and interconnect fees paid by the international call operators for international calls originating or ending in a domestic operator network were reduced by 0.3183%, effective June 1, 2009.

2.16.2	The Company’s general license

The policy paper of the Minister of Communications

On March 31, 2004, a comprehensive amendment was made to the Company’s general license, by virtue of which, inter alia, the Company operates. The then Minister of Communications attached a letter to the amendment, which contains policy points relating to the ability of the Company to offer discounts for size and service packages, as follows:

Volume discounts –On May 24, 2006, an additional payments package (effective June 1, 2006) was approved by the Ministers of Communications and Finance, which allows the Company to give volume discounts of up to 10%. For the matter of increasing the discounts in accordance with the recommendations of the Gronau Committee, see Section 2.6 above.

Bundles – After the Company's market share in domestic fixed-line telephony in a particular customer segment (business or private) falls below 85%, the Company's license will be amended so as to enable it to submit an application for the Minister's approval, to market a bundle of services in that customer segment, which includes telecommunications services provided by the Company and by a subsidiary, including broadcasts. The Minister's approval to market a bundle of services will be granted depending on the competition situation in the relevant area of telecommunications or broadcasts. The Minister's approval to market a bundle of services will be granted, inter alia, with reference to the following: (1) the existence of a group of services in a similar format which is sold by a competitor as a package; (2) the Company and the subsidiary will allow customers to purchase any service included in the bundle separately on identical terms to those offered in the bundle; (3) the bundle is offered to customers on an equal and non-discriminatory basis.

In the Company’s opinion, the conditions allowing it to sell bundles with its subsidiaries as described above, detract from the effectiveness of the bundles.

On July 3, 2008, the Company received a draft amendment of the Company’s license and the licenses of its subsidiaries Pelephone, Bezeq International and DBS concerning the marketing of bundles. On February 14, 2010, the Company requested an immediate and appropriate amendment to its license since more than a year and a half had elapsed since its market share fell below 85% in the private sector and its market share in the business sector was also now below 85%, and since in that period it had submitted its remarks to the draft of the proposed amendment. Concerning the positions of the subsidiaries on this matter, see sections 3.18.3, 4.1.2 and 5.7.4.2 below.

Main points of the general license

A.	Scope of license and obligation to provide universal service

The Company is required to provide basic services, ancillary and other services as set forth in the appendix to the license; the term of the license is not limited in time; the license anchors the Minister's existing powers under the Law, to modify, revoke and suspend the license; the Company is required to universal service on equal and non-discriminatory basis for each type of service, regardless of location or special cost.

B.	Principles of structural separation

The Company is required to maintain structural separation between it and a subsidiary, the definition of which, for this purpose, includes Pelephone, Bezeq International, DBS, and Bezeq On-line. Under the rules of structural separation, complete separation is required between the managements of the companies, including in everything relating to the business system, the finance system and the marketing system; complete separation of assets; prohibition against employment of Company employees in the subsidiary and employees of a subsidiary in the Company; prohibition against the transfer of commercial information to a subsidiary (including commercial information about the Company). No Company employee can be appointed a director in a subsidiary, if, as part of his function in the Company he has access to "commercial information" about a competitor, the use of which by the subsidiary is liable to harm competition between it and the competitor (this limitation does not apply to the Chairman of the Company's board of directors).

The Company must set rules and procedures to preserve the confidentiality of commercial information about licensees competing with the Company's subsidiary, and its transference to the subsidiary. The Company has set such rules.

C.
It is noted that on March 9, 2009, the Company received a letter from the Director General of the Ministry of Communications announcing that he is considering imposing monetary sanctions on the Company under section 37B(b)(4) of the Communications Law, in the amount of NIS 15.024 million, for alleged violation of the provisions of the Company’s general license concerning structural separation. The Company submitted its detailed remarks on April 26, 2009, noting that it had not violated the provisions of its license relating to structural separation, that no such violation can be attributed to it, and a financial sanction cannot be imposed on the Company. In addition, on December 7, 2009, the Company submitted data and a detailed update to the Ministry, relating to enforcement of the rules of structural separation.

D.	Tariffs

The Company will provide a service or bundle of services for which no tariff is set in accordance with Sections 15 or 15A of the Law, at a reasonable price, and shall offer them to any person so requesting, without discrimination and at a uniform tariff.

When the Company collects payment for the services of another operator, it shall do so according to that operator's tariffs without any increment, and the tariffs for calls between the Company's subscribers and those of other domestic operators, shall be uniform and inclusive.

E.	Operation of company networks and service standards

The Company is required to maintain and operate the network and provide its services 365 days a year, 24 hours a day, including at times of emergency, in an orderly and proper manner commensurate with technical requirements and the nature of the service, and to work towards improving its services. The Company’s general license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposal for amendment of the Appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made.

F.	Interconnect and use

Infrastructure services – The Company is required to provide these services to another licensee in such a way that it will enable it to meet the requirements of its license, on reasonable and non-discriminatory terms, and to avoid giving preference to a licensee that is an affiliate. Provisions have been made for making essential information available to another licensee for receipt of the service, and for the matter of provision pf the services In a way enabling it to meet the requirements for service standards imposed upon it and in a way that does not discriminate between recipients of the Company’s services and the other licensee’s customers.

Interconnect – Provisions have been made which are essentially intended to enable the implementation of interconnect and the provision of services between the Company's network and those of any other public network. Similar provisions exist for enabling use to another licensee.

G.	Security arrangements

Provisions have been made for operation of the Company's network in times of emergency. The Company is required to set up and operate its network in a way that prevents its collapse at a time of emergency and enables a reduction of activity in certain sectors.

The Company is required to provide telecommunications services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces as set out in a top secret appendix. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for end equipment, will be made in full compliance with instructions that are given to the Company according to Section 13 of the Communications Law.

The Company is required to appoint a security director and comply fully with the security instructions contained in the appendix to the license.

H.	Control and reporting

Extensive reporting duties are imposed on the Company, such as filing the reports specified in the license and on-demand reports on various matters.

In addition, the Director General is granted the authority to enter facilities and offices used by the Company, to read and copy documents and demand information and reports from the Company.

I.	Miscellaneous

The general license includes cross-ownership restrictions.

Neither the license nor any part thereof is transferable, or may be made subject to a charge or attachment.

Under the amendment to the license, the Company is required to prepare a draft contract it intends to offer to subscribers, and to submit it to the Director General for review upon his demand. The Director General is authorized to instruct that changes be made to the draft. The Company is in the process of preparing such a contract.

The Company is required to furnish a bank guarantee to secure performance of the terms of the license and to indemnify the State for any loss incurred by their violation, in an amount equal to USD 10 million. The Company has furnished the guarantee as required. The Minister may render the guarantee or part thereof forfeit on the terms set out in the license.

The Director General of the Ministry of Communications is authorized to impose a monetary sanction for breach of any of the terms of the license.

2.16.3	Royalties

The Communications Law stipulates that a licensee for the provision of telecommunications services shall pay royalties to the State of Israel on its revenues from providing a telecommunications service, at a percentage to be determined by the Minister of Communications and the Minister of Finance and approved by the Knesset Finance Committee.

The Telecommunications (Royalties) Regulations, 5761-2001 (the Royalties Regulations), expanded the revenue base on which royalties must be paid, while at the same time gradually lowering their percentage. The regulations impose upon whoever received a general telecommunications license for the provision of domestic fixed-line services (including the Company), international telecommunications services and cellular services a duty to pay royalties on its revenues (excluding VAT) from the services listed in the schedule to the regulations (except for areas in the Palestinian Territory) and including revenues from the provision of these services to the security forces pursuant to Section 13 of the Law. On August 31, 2006, an amendment to the Royalties Regulations was published, regulating the lowering of the royalty percentage for all royalty-owing licensees, commencing January 1, 2006, by 0.5% each year, down to a rate of 1% per year from 2010 onwards.

On January 27, 2010, an amendment to the Royalties Regulations was published, whereby the revenues of a domestic operator from providing data communications services, data network management services and high-speed point-to-point lines and links of certain kinds, are exempted from payment of royalties effective January 1, 2004.

2.16.4	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

Amendment No. 25 of the Communications Law, of 2001, distinguished between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or corporation lawfully established and owned by one of those, and a road (Public Land), and other land (Private Land). With regard to Public Land, the Company and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee. The local committee must decide on a request to approve such a plan within 60 days of its filing, and in the absence of a decision, the plan will be deemed to have been approved. In most cases, it is necessary to give the occupier 21 days' notice and the latter may appeal to the Court.

Under the provisions of the regulations for operation and maintenance, if the Company is of the opinion that providing telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant's premises (or in shared premises or common property), the Company is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants also.

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be. In a condominium, the consent of a majority of the apartment owners is required. Nevertheless, the Law contains provisions concerning deployment of a network in a condominium at the request of an apartment-owner, even in the absence of the consent of the majority of the apartment-owners, and grants authority to the "house committee" and the Supervisor of Condominiums.

2.16.5	Immunities

The Minister of Communications granted the Company certain immunities as listed in Chapter 9 of the Communications Law, pursuant to his authority to grant immunity to a general license holder.

A licensee granted immunities as aforesaid (Immune Licensee), its employees and all persons acting on its behalf, shall not bear liability in tort, with the exception of the following:

(1)	Direct damage caused by the restriction or discontinuance of a telecommunications service;

(2)	Damage arising out of a deliberate act or gross negligence of the Immune Licensee, its employees or persons acting on its behalf

Additionally, an Immune Licensee, its employees and any persons acting on its behalf shall not be liable for damage caused by:

(1)
non-provision, delay, restriction or discontinuance of telecommunications services and auxiliary services, resulting from a deliberate act of the Immune Licensee insofar as such act is necessary for the performance of a telecommunication operation or the provision of a telecommunications service;

(2)
An error in providing a telecommunications service or a telecommunications message or an omission from it, failure to deliver or late delivery of a telecommunications message, delivery of a telecommunications message to an incorrect address or an erroneous listing in a subscriber directory or other publication of the Immune Licensee, unless done with gross negligence.

Under Section 13 of the Communications Law, which relates to the provision of telecommunications services to the security forces, a licensee or any of its employees shall bear no criminal or civil liability for any act committed in the performance of an instruction given according to that section, except in circumstances in which the State employee bears liability for the act. (Under the Torts Ordinance, in any action other than negligence, a public servant will have a defense if the act was within his statutory authority or was committed by him in the honest belief that he was acting within that statutory authority.).

2.16.6	Regulations and rules under the Communications Law

At the date of this Periodic Report, regulations in three main additional areas apply to the Company: (1) the termination, delay or restriction of a telecommunications operation or services; (2) installation, operation and maintenance; (3) methods of supervising the actions of the licensee. Furthermore, the Company, with the Minister’s approval, has made rules concerning the Company's services to subscribers.

The regulations and rules mentioned above regulate the conditions on which the Company may disconnect, discontinue and renew the service upon or without the subscriber's request, terminate a service, connect another subscriber to the telephone line of an existing subscriber, and remove telecommunication installations. In addition, the regulations regulate the Company's powers and duties, as well as the rights and obligations of each subscriber. The regulations also regulate provision of the information and entertainment services of suppliers over the Company's network.

According to the regulations, the Company is required to provide its subscribers with the telecommunications services listed in the general license, in a proper and orderly manner.

The Company may, with the consent of the Minister, terminate, disconnect or limit the provision of a telecommunications service if the service becomes technologically outdated, or if the service is abused in such a way as to cause tangible financial harm to the public or a part of it or to the licensee. Pursuant to the regulations relating to methods of supervision of the actions of a licensee, the Minister of Communications appointed a manager (a Ministry employee), who is authorized, inter alia, to ensure adherence to the provisions of the Communications Law, the regulations and license, for the types and terms of the telecommunications services, the quality of the services and standard of maintenance.

In addition, provisions exist concerning reporting, according to which every licensee is required to file periodic reports and reports on special events. The rules dealing with the Company's services contain provisions relating, inter alia, to sending bills to subscribers, debiting in installments, and the publication of listing in the subscriber directory.

2.16.7	Antitrust laws

A.
On June 27, 1995, the Antitrust Commissioner (the Commissioner) declared the Company a monopoly in the following areas: basic telephone services, provision of communication infrastructure services, declassified bi-directional international telephone services (including service for incoming calls) (the declaration on the matter of this service was cancelled in 2001 when the international calls market was opened to competition), and transfer and transmission of broadcasting services to the public.

The Commissioner's declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings. Accordingly, a plaintiff – a person or consumer organization – wishing to sue the Company, whether in a personal civil action or in a class action, will be excused from proving the fact that the Company is a monopoly, to the extent this proof is relevant its claim, in reliance on the Commissioner's declaration, and the Company will bear the burden of proof of refuting the Commissioner's declaration in this regard.

B.
On December 11, 2000, the Commissioner declared the Company a monopoly in the field of “telecommunications infrastructure for the provision of high-speed access services via internet service providers”.

On November 10, 2004, the Commissioner announced that he had decided to split the existing declaration into two separate declarations:

(1)	Provision of high-speed access services to subscribers through the access network,

(2)	Provision of high-speed access services to ISPs through a central public telecommunications network.

C.
On August 26, 2004, the Commissioner approved the merger of Pelephone and the Company (following the Company's acquisition of Shamrock's holding in Pelephone) on terms that limit certain joint operations and the transfer of commercial information, as defined in those terms.

D.	In December 2007, the Antitrust Commissioner determined that the Company had abused its status in the market. See Section 2.18.19 below.

E.	For the matter of the Commissioner's opposition to the merger of the Company and DBS, and the decisions of the Antitrust Tribunal and the Supreme Court on this matter, see Section 1.1.2 above.

F.
The Company has adopted an internal compliance procedure (the Procedure) containing internal rules and a reporting and control array, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law, 5748-1988 (the Antitrust Law).

G.	On November 19, 2009, he Company filed notice of a merger with 012 Smile Communications Ltd., following acquisition of core control in the Company by 012 Smile, as described in Section 1.3.1 above.

2.16.8	The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

The Government deals with a shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies on the one hand, and increasing the fees payable for allocation of a frequency in the lower range, on the other. The Company and the Ministry of Communications have a number of differences of opinion concerning fees which the Company contends it is not required to pay and therefore has not paid them. Following a clarification with the Ministry regarding these disputes, most have been settled. The main sum remaining in dispute relates to fees in Judea, Samaria and Gaza, and amounts, at December 31, 2009, to approximately NIS 68 million.

For an update on WiMAX, see section 2.6.4B above.

2.16.9	Legislation amendments

In April 2008, the Knesset approved an amendment to the Consumer Protection Law on the subject of fixed transactions (the Amendment). Under the Amendment, dealers are required to inform the consumer of the end date of a fixed transaction prior to its end, and of the conditions that will apply after the termination date. In addition, the dealer must obtain the positive consent of the consumer for continuing the contract beyond the fixed period. If positive consent is not obtained, the consumer will be disconnected from the service to which the fixed transaction applied, apart from basic telephone services as defined in the Communications Law (voice services). The Amendment came into force on January 10, 2009. In addition, the Knesset approved an amendment to the Consumer Protection Law in the matter of disconnection from ongoing services (effective October 2008), allowing a private subscriber to disconnect from an ongoing service by mail, electronic mail or telephone, and an amendment to the Consumer Protection Law (effective September 2008) which in certain cases imposes fines if a technician is late, and an amendment to the Communications Law in the matter of junk mail (effective November 2008), whereby, inter alia, a subscriber’s explicit permission is generally required for the receipt of advertising by way of electronic mail, facsimile, automatic dialing systems or SMS. Furthermore, on March 15, 2010, an amendment to the Consumer Protection Law will come into force, enabling a consumer to cancel a transaction even after the service has started to be provided and broadening the cancellation rights in the event of deception.

2.16.10	Security arrangements

In addition to the special provisions that apply to the Company in the area of security by virtue of the general license (see section 2.16.2F above), special provisions also apply to it under the Communications (Telecommunications and Broadcasts) (Determination of an essential service provided by Bezeq, The Israel Telecommunications Corp. Ltd.) Order, 5757-1997.

2.16.11	Setting up communications installations

A.
The National Outline Plans for Communications, NOP 36 (within the green line) and NOP 56 (in the Administrated Territories) are intended to regulate the deployment and method of setting up communications installations to ensure their functioning throughout the entire country, for the broadcasting and reception of radio, television and wireless communication, while minimizing harm to the environment and the landscape.

B.	NOP 36A

(1)	Part A of NOP 36, which deals with guidelines for the issue of building permits for small and miniature broadcasting installations, was approved by the Government on May 2, 2002.

The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A. At the date of publication of this Periodic Report, the Company is attending to the issue of building permits for 18 small broadcasting facilities and is involved in legal proceedings for another seven facilities.

(2)
The NOP 36 drafting committee decided that the distinction between NOP 36A and NOP 36B will be based on the safety range for the public, irrespective of the size of the installation. Pursuant to this decision, under the draft amendment of NOP 36A of January 2008, the licensing process for microwave installations, which were previously classified as small broadcast installations and which have a safety range of more than 12 meters, will fall under NOP 36B, which prescribes more stringent conditions for the issue of building permits.

The draft amendment of NOP 36A of January 2008 also prescribes different licensing proceedings, depending on the location and safety range of the installation, where a duty is imposed for each proceeding to deposit deeds of indemnity for compensation under Section 197 of the Planning and Construction Law, in various indemnity amounts (depending on the proceeding).

(3)
Given the provisions of the Planning and Construction Law, 5725-1965 and the provisions of the Communications Law, the Company believes that it has no duty to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

With respect to wireless access installations, there are a number of initiatives to cancel the exemption from a building permit. If the Company is required to file an affidavit on exemption from a building permit as set out in section 2.15.1 and/or if the exemption from a building permit is revoked, this could have substantially adverse implications which the Company is unable to assess at this stage. On the implications for the subsidiary Pelephone, see Section 3.18 below.

C.	NOP 36B

As noted in paragraph B. above, under the January 2008 draft, the licensing proceeding for broadcasting installations formerly classified as large, which have a safety range of less than 12 meters, will fall within NOP 36A, the current draft of which does not include transitional provisions enabling an abridged licensing proceeding.

The January 2008 draft proposes transitional provisions whereby (1) a building permit issued for a broadcasting installation according to a prior plan which does not comply with the provisions of NOP 36B, will be regarded as irregular use permitted for a period of 24 months from the date of the approval of the Plan; if within that period the operator of the installation submits to the institution that approved the erection of the installation, a permit from the Supervisor of Radiation noting compliance with the safety restrictions prescribed in NOP 36B, the permit will be seen as being in compliance with the provisions of NOP 36B. Otherwise the building permit will expire. (2) A permit may be granted for broadcasting installations erected prior to the approval of the NOP 36B at a broadcasting site that existed prior to January 31, 1984, even if they do not comply with the provisions of the NOP 36B, provided they meet the safety restrictions specified in NOP 36B.

It is noted that most of the Company’s broadcasting installations were set up many years ago (prior to January 31, 1984), some of them by State authorities.

The January 2008 draft also proposes including a provision requiring an applicant for a permit from the local committee to furnish a deed of indemnity in respect if should a ruling is given against the local committee for all of the installations contained in NOP 36B, including broadcast installations erected prior to January 31, 1984, which in earlier drafts of NOP 36B were exempt from the indemnification obligation. The Company has submitted its objection to the inclusion of this provision in NOP 36B.

D.	General

On April 17, 2008, the Company submitted its reservations concerning the proposed text of National Outline Plan for Communications – NOP36/A Small Broadcasting Installations, and NOP36/B Large Broadcasting Installations. In brief, the reservations are that the plans as proposed, and in particular as they relate to changing the definitions of large and small broadcasting installations, create practical difficulties which could prevent the Company from granting the public some of the varied services it provides and is obligated by law to provide. The Company's reservations were partially allowed by the investigator appointed in accordance with the Planning and Construction Law to hear reservations concerning NOP 36A and NOP 36B, but were not reflected in the text presented in July 2009 for the approval of the National Council's Sub-Committee for Planning Issues. The Company is working to change the text of the proposed provisions of NOP 36A and 36B.

E.	On radiation permits for communications and broadcasting installations, see section 2.15 above.

F.	NOP 56 – Communication installations in the Administrated Territories

On July 29, 2008, the Company received notice that NOP 56, which regulates the set-up and licensing of communications installations in the Administrated Territories, took effect in June 2008. The plan includes transition directives for installations set up with a permit and for existing installations.

The plan includes a requirement for obtaining a communications license and approval from the Commissioner of State Property in the Civil Administration.

The Company has started a licensing proceeding for the installations and has deposited 42 files for licensing installations which comply with the terns of the transition period. It has also started attending to the licensing of the other installations in the Administered Territories.

2.17	Substantial Agreements

Following is a brief description of the substantial agreements that are not part of the Company’s ordinary course of business, which were signed and/or were in force during the period of this Periodic Report:

2.17.1	Agreements relating to debentures

A.	Deed of trust for debentures (series 4) dated May 24, 2004

A deed of trust signed with the Mizrachi Bank Trust Company Ltd. for a series of 1,200,000,000 debentures of NIS 1 par value each, repayable in four equal annual installments on June 1 of each of the years 2008 to 2011, a 4.8% annual interest, linked (principal and interest) to the CPI for April 2004. Of these, 800,000,000 Debentures were issued to the public under the Company's prospectus (the Prospectus) on May 24, 2004, and 400,000,000 were purchased by a wholly owned and controlled subsidiary of the Company, Bezeq Gold (Holdings) Ltd. (Bezeq Gold Holdings) immediately prior to the Prospectus and were listed for trading in accordance with the Prospectus.

B.	Deed of trust for debentures (series 5) dated May 24, 2004

A deed of trust signed with the Mizrachi Bank Trust Company Ltd. for a series of 600,000,000 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, at 5.3% annual interest, linked (principal and interest) to the CPI for April 2004. The debentures were issued by the Company, prior to the Prospectus, to institutional investors and to Bezeq Gold Holdings and listed for trading in accordance with the Prospectus.

An addendum to the deed of trust for the debentures in this series relates to the issue of an additional 1,500,000,000 debentures by the Company to Bezeq Gold Holdings on the same terms and listed for trading on the stock exchange (subject to lock-up restrictions).

On March 30, 2005, a further addendum to this deed of trust was signed in respect of the issue of NIS 286,967,000 par value of debentures from the same series.

2.17.2	Real estate

A.	Asset transfer agreement between the Company and the State dated January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State's rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and the obligations and liabilities relating to those rights immediately prior to implementation of the Agreement. Moreover, under this Agreement, the State's rights, powers, obligations and duties according to the agreements, as well as the contracts and transactions that were in force for telecommunications services immediately prior to implementation of the Agreement, were transferred to the Company.

B.	Settlement agreement of May 15, 2003 between the Company, the State and Israel Lands Administration regarding rights related to land

See Section 2.7.4C above.

C.	Agreement between the Company and Israel Postal Authority dated June 30, 2004

An agreement between the Company and Israel Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part each party has in them. It was determined that each of the parties shall have exclusive rights to its parts, except for the matter of rights in joint property, building rights or rights for which there is an explicit other determination. For a number of additional assets, the party with exclusive rights in them, in whole, will be one named party.

2.17.3	Agreements with DBS and its other shareholders

A.
A founders agreement of December 4, 1998, between the Company, Eurocom Communications Ltd. (whose holdings were subsequently transferred to Eurocom DBS Ltd.), Lidan Business Enterprises Ltd. (whose holdings in DBS were subsequently transferred to Lidan Investment Agencies (1994) Ltd.), and Gilat Communications Ltd. (which transferred its holdings in DBS to Gilat DBS Ltd.), regulating the incorporation and management of DBS and the relationships among its shareholder

B.	An agreement dated December 30, 1998 between DBS and its shareholders, regulating, inter alia, the establishment and powers of an executive committee.

C.
An agreement from November 2001 between DBS and its shareholders, which amended the dilution formula prescribed in the founders agreement and determined that the holdings of the shareholders in DBS would be adjusted pro rata to their investments in DBS, so that for the dilution, the investments (which were made by way of shareholder loans) as of the date prescribed in the agreement, would bear CPI-linkage differentials and accrued linked interest on an annual basis at a rate of 5.5% per annum from the date of establishment of DBS.

D.
An agreement dated December 30, 2002, as amended on August 6, 2003, between DBS and its shareholders, determines priority for shareholder loans given commencing July 10, 2002 over the loans made prior to that date. The agreement prescribed that these loans would bear CPI-linkage differentials and 5.5% annual accrued interest, while the loans extended commencing April 27, 2003 would bear CPI-linkage differentials and 11% annual accrued interest. In addition, the agreement determines a mechanism for the allotment of shares or options for shares to shareholders who invest in DBS so that their holdings in DBS will be adjusted to their adjusted investment in it. The agreement also determined information rights as determined for the shareholders who are interested parties in DBS.

On this matter also see section 5.18.4 below.

2.17.4	Labor agreements

A.
A comprehensive pension agreement from September 21, 1989 between the Company, the Histadrut and the joint representation of the workers’ committees (the Union), and Makefet Fund – Center for Pensions and Remuneration Cooperative Society Ltd.

The agreement provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), to all of the members of the cumulative pension fund who are employed by the Company on the date of execution of the pension agreement and to all of the permanent and temporary employees of the Company, with the exception of special employee groups (students, employees under personal contracts or employees working according to another, alternative arrangement).

B.
Special collective bargaining agreement for early retirement, dated November 23, 1997 as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union

For information about this agreement and about early retirement, see Note 17 to the Company's financial statements for the year ended December 31, 2009, which are included in this Periodic Report.

C.	Agreement to affirm rights of September 4, 2000 between the Company, the Histadrut and the Union

A special collective agreement regarding, inter alia, to anchoring the rights of the transferred employees. This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by virtue of their being former civil servants, under the Company’s pension agreement, adopted by the Company as part of its pension agreement. Under this agreement, these rights become "personal rights" which cannot be cancelled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

On this matter see also section 2.9.5 above.

D.	Generation 2000 agreement of January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Employment of Workers by Human Resource Contractors (Amendment) Law, 5760-2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating their terms of their salaries. The agreement applies to new employees and to employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, administrative workers, typists, warehouse employees, secretaries, mail sorters and distributors etc., and similar administrative workers such as porters, drivers, forklift operators and others). Under the special collective agreement of December 5, 2006, it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

E.	Agreement of April 17, 2005 with and alternative to the Makefet Fund for the matter of early retirement arrangements of Company employees

On April 17, 2005 a special collective agreement was signed between the Company, the Union and the Histadrut, concerning an arrangement with an alternative to the Makefet Fund for all matters relating to early retirement arrangements for Company employees.

Subsequently, on June 28, 2005, an agreement was signed between Harel Insurance Company Ltd. (Harel) and the Company (the June 2005 Agreement), regulating pension payments in respect of early retirement and provisions for old-age and survivor pensions, derived from legislative amendments which were part of the Israeli Economy (Recovery Program) Law, for employees who retired from the Company from the end of 2003 / beginning of 2004 and/or who will retire from the Company in accordance with a special collective agreement for retirement of September 2000 as amended on March 18, 2004 and April 17, 2005. Following execution of the agreement with Harel, the special collective agreement referred to above between the Company, the Union and the Histadrut, was amended on the same date (June 28, 2005).

On February 14, 2008, Harel and the Company signed an amendment to the June 2005 agreement, the main points of which were: (1) The June 2005 agreement would also apply to Company employees who resign from their employment at the Company before December 31, 2013 in the early pension track, in accordance with an option granted to the Company in the special collective agreement of December 5, 2006, if and to the extent that the Company chooses to exercise that option. (2) Reduction of the consideration paid by the Company to Harel for every retiree insured under the June 2005 agreement for which a policy has not been issued by Harel on the date of execution of the amendment to the June 2005 agreement.

On this matter, see Note 17 to the Company's financial statements for the year ended December 31, 2009, which are included in this Periodic Report.

F.	Special collective agreement dated December 5, 2006

A special collective agreement was signed between the Company and the Union and the Histadrut, regulating labor relations at the Company following transfer of control of the Company from the State of Israel to Ap. Sb. Ar. Holdings Ltd., and prescribing a new organizational structure for the Company (see also Section 2.9.1 above).

Under the agreement, all the agreements, arrangements and customs existing in the Company prior to execution of the agreement, including the public sector salary linkage mechanism, will continue to apply only to permanent and longstanding employees of the Company only to whom the agreement applies, subject to changes inserted expressly into the agreement. The employment of existing and new temporary workers would be on the basis of monthly / hourly wage agreements based on a market wage model, by occupation, with a high level of managerial flexibility.

The agreement also provides that in 2006-2008, 975 permanent employees would retire from the Company under early pension or increased severance pay plans. In addition, the Company may, at its discretion, terminate the employment of a further 1,225 permanent employees (245 permanent employees in one or more of the years 2009-2013). The terms of retirement granted to the retirees must be identical, for the most part, to the terms customarily granted at the Company today.

The term of the agreement is from the date of execution through December 31, 2011. The Company has an option to extend the agreement for two more years, through December 31, 2013. The retirement chapter of the agreement shall, in any event, remain in force until December 31, 2013.

In May 2008, an amendment was signed to the new collective bargaining agreement concerning bringing forward completion of application of the organizational structure and concerning bringing forward the dates of retirement and a change in the mix of those who retire pursuant to the new collective bargaining agreement of 2008.

2.17.5	Management agreement

On July 29, 2007, an agreement was signed between the Company and a company owned and controlled by the shareholders of Ap. Sb. Ar., under which the Company was granted regular management and consultancy services, including by means of serving and future directors in the Company and/or in its subsidiaries, in consideration of USD 1.2 million per year. The term of the agreement was three years commencing October 11, 2005 (the date of closing the acquisition of 30% of the shares of the Company by Ap. Sb. Ar.), and on September 28, 2008, the general meeting of the shareholders of the Company approved extension of the agreement for an addition three years on the same terms as the original agreement.

2.18	Legal Proceedings

2.18.1
A number of claims are pending against the Company, dealing with recognition of various salary components as pension components, and recognition of various components in the determining salary for severance pay, as described below:

A.
In September 2000, a claim was filed in the Jerusalem Regional Labor Court against the Company by 2,423 retired employees of the Company who were transferred from the Ministry of Communications to the Company when it commenced operations. The plaintiffs were seeking declaratory relief, such that it will be determined that the payments they received for grossing up of tax, clothing allowance and incentive pay are considered part of the regular salary and therefore should be considered as part of their determining wage for the purpose of calculating their pension and the payments made to them upon retirement, and should be included in the calculation of hourly pay value and the calculation of the percentage increments. The plaintiffs are also seeking declaratory relief which will determine that their last, determining, salary for pension should be calculated according to the last salary paid, and not according to the average staff grade which each of them held. The claim was subsequently amended so that all the reliefs relating to the pension rights of the plaintiffs were deleted from the statement of claim. In addition, the plaintiffs narrowed their claim to the incentive pay component and withdrew their claim for grossing up of tax and for the clothing allowance.

In January 2007, another claim was filed by 85 retirees who transferred to the Company from the Ministry of Communications, seeking declaratory relief determining that payment of the grossing up of tax, clothing allowance and incentive pay should be included in the determining salary in the matter of rights by virtue of the Hours of Work and Rest Law and the Annual Vacation Law. This claim was consolidated with the above claim.

On December 16, 2008, the court denied the claim and ruled that the premium paid to the plaintiffs is a true increment and dependent on a condition, and that the premium component should not be include also at the hour value for calculating overtime pay and redemption of annual holiday pay that is paid after the end of employer-employee relations. An appeal against the decision was filed on March 3, 2009.

B.
In February 2002, a notice of a party to a collective dispute (the Party Notice) was filed in the Jerusalem Regional Labor Court by the Histadrut in the name of all Company employees. The applicant alleges that payments for grossing up of tax, the administrative on-call duty component and clothing allowances which were and are paid to Company employees, are regular pay which form part of the determining salary of each employee, including with respect to the calculation of payments upon retirement, redemption of holiday pay, grants, acclimatization payments, percentage increments and hourly pay value, and that various payments and provisions should be made in respect thereof, including for pension purposes. The Attorney General joined the claim. In April 2006, the court gave its decision, denying all parts of the Party Notice. An appeal was filed against the decision, in which it was alleged that the decision is procedurally void, and the hearing was returned, with the consent of the parties and the Attorney General, to the Regional Labor Court. Subsequently, the Party Notice was struck out in view of the fact that the plaintiffs' position on the need to file a new party notice was not filed in time. It was agreed that a new party notice would be filed, and that the question of the limitation date would be decided when the party notice was being heard. On February 10, 2010 such party notice was filed as aforesaid, referring only to the standby fee component. Under the party notice the Court is required to rule that the standby fee component be included in the hourly rate for the purpose of calculating the remuneration for overtime hours and for the purpose of calculating annual leave redemption.

C.
Some additional individual claims are pending against the Company, filed by employees and former employees, concerning recognition of various salary components, and mainly their recognition as pension components, and recognition of various components in the determining salary for severance pay and for overtime.

2.18.2
In January 2004, a claim was filed in the Tel Aviv Regional Labor Court against the Company and against the Makefet Fund, by 320 employees who retired under a retirement agreement signed in November 1997. The plaintiffs allege that they chose the Pension Track B after having been promised an increment pursuant to the "Yellow Note" agreement, and that this promise was not kept. On December 11, 2008, the decision denied the claim. An appeal filed by the plaintiffs was denied on January 1, 2010. In addition, in March 2008, a similar claim was filed in the same court by another 17 Company retirees.

2.18.3
In September 2000, an action and an application for certification as a class action were filed against the Company in the Tel Aviv District Court. The amount of the claim is estimated at NIS 103 million. According to the plaintiff, the Company unlawfully collected "collection expenses" from its subscribers for bills which were not paid by their due date, since in fact the Company took no collection action until 14 days after the last date for payment as written in the telephone bill. The Court certified the claim as a class action. The Company filed an application for leave to appeal in the Supreme Court, which returned the case to the District Court for reconsideration of the application for certification in the accordance with the Class Action Law. Subsequently, the Court allowed an agreed notice of the parties whereby the definition of the group represented in the application would be changed and would apply to whoever was charged collection fees collected by the Company from March 11, 1999 to December 7, 2006, and the Court would not be obligated in any way to the decision on the matter of certification of the claim as a class action in the past.

2.18.4
There are four pending claims which were filed between 2003 and 2005 by various plaintiffs against the Company, the Broadcasting Authority and the State, for compensation in respect of .physical injury and property damage allegedly caused by banned radiation from the Hillel broadcasting station. Three of the claims are for physical injury and are being heard in the Central District Court (the amounts of the claims are 1) "more than NIS 15 million", 2) does not assess an amount, and 3) NIS 46 million). The plaintiffs in these three claims filed an application to consolidate their hearing. The court ordered a stay of proceedings, and their renewal, if necessary, only after the plaintiffs comply with the decision of the court in the matter of filing documents and affidavits. The fourth claim is being heard in the Tel Aviv District Court and is for alleged property and financial damages. The original claim was for approximately NIS 141 million, but following non-payment of a fee by some of the plaintiffs and denial of their application for exemption from the fees, some of the plaintiffs were struck from the claim, so that its amount is now approximately NIS 5.3 million.

It is noted that on December 31, 2003, the Company ceased all broadcasts from the Hillel station, at the demand of the State and the Broadcasting Authority. Since that date, the site no longer serves as a broadcasting site.

2.18.5
In January 2002 a claim for payment of monetary compensation of NIS 53 million and for writs of mandamus were filed in the Tel Aviv District Court (in 2007, the case was transferred to the new Central District Court), by an international communications operator against the Company and Bezeq International. The claim is for damages allegedly sustained by that operator due to acts of commission and omission in connection with customer allocation to the international call operators. Alternatively, the operator is suing for restitution of the access fees that it paid to the Company. The plaintiff filed an application to amend the statement of claim. If the application to amend is allowed in full, the amount of the claim (for fee purposes) will be revised to approximately NIS 77 million. The parties were referred to a mediation proceeding. See also Section 4.19.2 below.

2.18.6
On December 25, 2005, a claim was filed against the Company in the Tel Aviv District Court, together with an application for certification as a class action, alleging that the Company unlawfully collects payment for browsing high-speed internet even though is technically unable to provide the service in certain areas at the promised speed. The plaintiffs estimate the amount of the class action at NIS 100 million for all subscribers. On March 6, 2008, the application for certification was partially allowed for a group of subscribers defined in the court's decision. On April 7, 2008, the Company filed an application for leave to appeal the decision of the District Court.

2.18.7
In May 2006, a claim was filed in the Tel Aviv District Court together with an application for certification as a class, alleging deception in advertising in the matter of a charge for calls from a Bezeq line to a cellular line. According to the plaintiff, the Company deceived the public in its advertisements for the tariff of the calls, and did not disclose that the charge for interconnect was made according to segments of 12 seconds. The plaintiff estimates the amount of the claim at NIS 68.5 million.

2.18.8
In November 2006, a claim and application for certification as a class action were filed in the Tel Aviv District Court, in the amount of approximately NIS 79 million, alleging that the Company charged customers who connected to its ADSL service a monthly fee rather than a two-monthly fee, due to which they incurred losses and expenses.

2.18.9
In November 2006, a claim and application for certification as a class action were filed against the Company in the Tel Aviv District Court, for the sum of NIS 189 million, alleging unlawful collection of money in cases of disconnection due to non-payment.

2.18.10
In November 2006, a claim and application for certification as a class action were filed in the Tel Aviv District Court against the Company, Pelephone, HOT, Cellcom and Partner, amounting to NIS 158 million. The plaintiffs allege that when completing a call made from a cellular line to a fixed line, if the call is disconnected by the fixed line call recipient (and not by the cellular line call initiator), the Company and HOT delay sending the disconnection signal for about 60 seconds. As a result, they incur a loss which is reflected in air-time costs and interconnect fees. In a procedural arrangement reached between the parties, it was determined that the claim would be heard against the Company and HOT, while the claim against Pelephone, Partner and Cellcom would be heard as part of a similar claim filed against them in August 2006 for NIS 100 million. See also Section 3.21.5 below.

2.18.11
In May 2007, a claim and application for its certification as a class action were filed in the Tel Aviv District Court by a plaintiff who alleged that he had purchased shares of the Company in 2006. The claim was filed against the Company, two former CEOs of the Company, directors who were or are serving in the Company in the period relevant to the claim, and against Ap.Sb.Ar. Holdings Ltd., which holds about 30% of the Company's shares. The claim alleges that the financial statements of the Company for 2004 and 2005 included immaterial information that was false and misleading, about the Company's annual profits, property, plant and equipment and equity, in view of the retroactive reduction of NIS 320 million of property, plant and equipment which was not being used by the subsidiary Pelephone. The total amount of the claim is NIS 56.5 million.

2.18.12
In September 2007, a claim was filed against the Company in the Tel Aviv District Court, with an application for certification as a class action, concerning the collection of VAT on arrearage interest and on collection expenses and the debiting of collection expenses and commissions. The amount of the class action is estimated at NIS 114 million.

2.18.13
On April 6, 2008, a shareholder in the Company filed an application, pursuant to Section 198 of the Companies Law (after its approach to the Board of Directors of the Company was rejected) for leave to file a derivative action against the Company and a statement of claim against directors of the Company whom the plaintiff alleges approved a transfer of funds from the Company to DBS, in contravention of the decisions of Ministers of Communications, which led to the Company incurring losses of NIS 10 million (the amount rendered forfeit by the Ministry of Communications from the Company's guarantee). On October 15, 2009 the court denied the application, and on November 26, 2009 an appeal against that decision was filed in the Supreme Court.

2.18.14
On October 26, 2008, one of the shareholders of DBS filed a claim for arbitration against the Company and another DBS shareholder, alleging losses she ostensibly incurred as a result of the conduct of the Company and the other DBS shareholder in everything relating to the management of DBS and the use of DBS for promoting purposes alien to the shareholders agreement. The plaintiff is petitioning for cancellation of the agreement, restitution and compensation. The amount of the claim is NIS 160 million.

2.18.15
In December 2009, an application was filed in the Tel Aviv District Court for instruction to be given by the liquidator of the Adanet Business Ltd. (Adanet). In which the court is requested to order the Company and three directors who it appointed to the Adanet board,, jointly and severally, to pay the liquidator all the alleged debts of Adanet, amounting to approximately NIS 54 million, plus linkage statutory differentials and interest commencing November 11, 2003. According to the liquidator, the Company acted knowingly, directly and trough the directors it appointed, to ensure the collapse of Adanet and its subsidiaries in order to rid itself of its obligations to Adanet.

2.18.16
In November 2009, a claim was filed against the Company in the Central District Court together with an application for its certification as a class action, in the amount of NIS 160 million, alleging that the collection of payment for call completion service for those who call 144 information, without giving notice that the call involves payment, is unlawful.

2.18.17
In 2003, the Company filed a claim in the Tel Aviv Regional Labor Tribunal against the Makefet Fund, for compensation in respect of breach of agreements between the Company and Makefet in the matter of calculation of the cost of early retirement of employees who were transferred to the Company from the Ministry of Communications. The total amount of the Company's claim is approximately NIS 280 million. On this matter, see also Note 17 to the financial statements of the Company for the year ended December 31, 2009, which are included in this Periodic Report.

2.18.18
Completed proceeding – A claim and application for its certification as a class action from may 2006, which was filed in the Tel Aviv District Court against HOT and the Company, concerning a malfunction in the telephone line of HOT's network, in the amount of NIS 102 million. On August 6, 2009, the court gave its decision allowing a settlement agreement between the parties, in which HOT would grant the members of the represented group entitled to a benefit the right to receipt of a voice mail box for one year free of charge, or alternatively, the right to receipt of an additional line for one year free of charge, whichever the beneficiary chooses, and the Company would pay the class plaintiff and its legal representative the sum of NIS 170,000 (the plaintiff filed an appeal of the amount adjudged to him).

2.18.19
Completed proceeding - On December 24, 2007, the Company received a ruling from the Antitrust Commissioner, as authorized under Section 43(a)(5) of the Law, stating that the Company abused its status in the market, contrary to the provisions of Section 29A of the Law, in that it did not respond as required and promptly to steps taken during a labor dispute by its employees, in connection with the activities of other communications operators, and in that it was not prepared, according to the ruling, to apply immediately to the Labor Court in the matter of the disconnection between its network and the HOT network. The Company filed an appeal against the Commissioner's ruling, and on December 16, 2009 the Antitrust Tribunal denied the appeal.

2.19	Business Objectives and Strategy

2.19.1	Forward-looking information

It is only natural for a review of Company strategy to involve expectations regarding future developments with respect to customer behavior and needs, the pace at which new services are adopted, technological advances, regulatory policy, the marketing strategy of competitors, and the effectiveness of the Company’s marketing strategy.

The Company’s strategy and the business objectives derived from it are based on internal research, secondary information sources, and primarily on reports issued by research groups, publications about activities by similar communications providers in Israel and around the world, and the work of consultants who have assisted the Company.

However, there is no certainty that the strategy and main activities described below will actually be realized or will be realized in the manner described below. The circumstances that could lead to non-implementation of the strategy or even its failure, relate to frequent technological changes, regulatory constraints, the design of a sustainable business model for new services the Company plans to provide, and the implementation of a superior marketing strategy by competitors. Furthermore, a change in the ownership of the Company could also lead to changes in its strategy and business objectives.

2.19.2	Summary of strategy and future plans

The Company is working to implement a strategy of turning itself from a company that provides infrastructure only, to a company that provides a variety of products and services that are tailored to customers’ needs.

Vision and objectives

The Company has set a goal of consolidating its position as the leading telecommunications company in Israel, while providing end-to-end solutions to business customers and creating a user experience for private customers, and providing quality service and business excellence.

In order to achieve this goal, the Company faces a number of challenges:

A.	Maintaining its leading position in an ever-more competitive environment (leadership in service and strengthening values – product innovation, reliability, closeness to customer);

B.	Reducing the decline in revenues from core services;

C.	Generating new sources of revenue;

D.	Adapting the organization to a competitive environment and operational excellence.

In order to implement this strategy and achieve these goals, the Company uses and will continue to use the following:

Business customers

A.	Diversification of its products and services;

B.	Provision of a comprehensive solution based on the needs of the customer, while applying a policy of commitment to service quality and availability;

C.	Encouraging customer migration from basic services to managed solutions for organizational and inter-organizational connectivity;

D.	Diversification of value-added services.

Private customers

A.	Ongoing penetration of broadband and improving infrastructures to increase bandwidth;

B.	Providing differential pricing tracks;

C.	Strengthening the positioning of the Company’s telephony services, while focusing on advanced applications and the penetration of advanced terminal equipment.

Network

To achieve its strategic goals, the Company is using its best endeavors to improve its existing network and adapt it to comply with its commercial goals, inter alia by deploying optical fibers and making investments in the network core. See also sections 2.6.5 and 2.7.2 above for a description of the NGN.

2.19.3	Development trends in Company activities

A.
The Company is working to increase data transmission speeds in the services it provides for its customers. The Company takes marketing initiatives which are designed to transfer its customers to its high-speed internet service. Furthermore, the Company offers its business customers high-speed transmission and data communications services in a variety of protocols.

B.
The Company is working towards integrating itself into IP (Internet Protocol) applications. To achieve this, it has set up an IP network as a platform for the services it currently provides and for additional services it plans to offer in the future.

C.	The Company has launched fixed-line and wireless home network services that enable multiple computers to connect simultaneously to the internet.

D.	The Company has launched a variety of billing tracks for telephony services alongside its basic tariff structure, to increase the use of its services.

2.19.4	Main projects in the planning or execution stage

The main projects being executed by the Company today include deployment of the NGN based on the outline approved by the board of directors, as well as expanding capacity in the Company's networks with the aim of providing its business customers with high speed data transmission and communication services. Additionally, the Company is developing and assimilating advanced computing systems, including CRM and network engineering management, service order and supply management.

2.20	Risk Factors

2.20.1	Intensifying competition

Competition in domestic fixed-line communications is intensifying (see Section 2.6 above). Furthermore, the Company views the cellular telephony market as a market which, to a large extent, is an alternative to the fixed-line domestic telephony market.

The companies that are currently in competition with the Company or that are likely to compete with it in the future enjoy much greater business flexibility than that of the Company, including an ability to cooperate with subsidiaries and associates and to market joint service bundles with them. HOT’s ability to market service bundles (triple play) with tariff flexibility, compared with the Company’s inability to do so, harms the Company’s ability to compete.

2.20.2	Government supervision and regulation

The Company is subject to government supervision and regulation relating, among other things, to licensing for activity, determining permitted areas of activity, determining tariffs, operation, competition, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between the Company and its subsidiaries and prohibition to terminate or restrict its services (which may force the Company to provide services even when not economically feasible or when it goes against its interests). This supervision and regulation at times lead to State intervention, which the Company believes adversely affects is business operations.

2.20.3	Tariff control

The Company’s tariffs for services are subject to government control. Some of these tariffs are stipulated in regulations, and regulations also stipulate a formula for updating them. The practical significance of this mechanism is real erosion in the Company's tariffs. On the uncertainty regarding continuation of the update arrangement of the Company’s controlled tariffs, see section 2.6 above.

2.20.4	Difficulties in labor relations and human resources

As part of its preparations for the intensifying competition in the sector and for greater efficiency of operation, the Company must continue to formulate additional plans for organizational changes and make a further reduction in its headcount. The implementation of these plans has involved and is expected to involve coordination with the employees and substantial costs, including the costs of early retirement, over and above the costs arising from existing agreements. The implementation processes of these plans could cause labor unrest in the future, as it has in the past, and hurt the Company’s regular business.

2.20.5	Restrictions on relations between the Company and companies in the Bezeq Group

The Company's general license obligates it to ensure that its relationship with its principal subsidiaries in the Bezeq Group does not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the financial and marketing systems, assets and employees, which causes high administration overheads. The Company is also not allowed, at this stage, to offer joint service bundles with those companies.

In view of the entry of communication companies into direct competition with the Company in most of its areas of operation based on the provision of a bundle of services to the customer, whether directly or through cooperative ventures, the risk that this factor will affect the Company’s operations is increasing. Nonetheless, on the matter of a permit to provide non-divisible bundles of services, see section 2.6 above.

2.20.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated. Therefore, provisions have not been made in the Company’s financial statements and in those of companies in the Group.

Class-action claims can reach large amounts, as virtually all residents of the country are consumers of the Company’s services, and a claim that relates to a minor loss for a single consumer can become a material claim for the Company if it is certified as a class action applicable to all consumers or a significant portion of them. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings.

For a description of the legal proceedings, see section 2.18 above.

2.20.7	Exposure to changes in exchange rates and inflation

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company's exposure to changes in currency exchange rates against the shekel is low. The Company's exposure to inflation changes is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings.

2.20.8	Electromagnetic radiation and licensing of broadcast installations

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law, 5766-2006 (see sections 2.15 and 2.16 above).

The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties related to the change in policy maintained by the various relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of the such installations and on the regularity of provision of services using them, and as a result, on the Company's revenues from these services.. The Company's third-party liability policy does not currently cover electromagnetic radiation.

2.20.9	Frequent technological changes

Communications is a field characterized by frequent technological changes and a shortening of the economic life of new technologies. These trends mean a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technology and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.20.10	Dependence on macro-factors and levels of business activity in the economy

Market and financial stability and the strength of businesses in the economy in Israel and worldwide have recently been subject to great volatility. During 2009, and in particular commencing from the second half of the year, there have been signs of greater business activity and stabilization, and even a measure of decline in the unemployment rate. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues and the difficulty in selling its real estate assets.

2.20.11	Transition to the new network (NGN)

The Company is deploying its NGN, which to a large extent will replace its traditional networks. In a natural course of events, set-up of a new network based on advanced technology involves operational and business risks, such as damaging the continuity and quality of the services provided for the Company's customers. The Company works hard to minimize the risks, inter alia by means of a comprehensive back-up policy and the use of a number of suppliers in setting up the network.

The above information contains forward-looking information based on the Company’s assessments.Actual results might differ significantly from these assessments if a change occurs in any of the factors taken into account in these assessments.

Summary of risk factors

Extent of effect of the risk factor on Company operations
	Major	Moderate	Minor
Macro risks
Exposure to changes in exchange rates, inflation and interest			X

Sector risks
Intensifying competition	X
Government control and regulation	X
Tariff control	X
Electromagnetic radiation / licensing of broadcast installations		X
Frequent technological changes		X

Company-specific risks
Exposure in legal proceedings		X
Difficulties in labor relations		X
Restrictions on relations between the Company and companies in the Bezeq Group	X
Dependence on macro factors and levels of business activity in the economy		X
Transition to the new network (NGN)			X

3.	Mobile Radio Telephone – Pelephone Communications Ltd.

3.1	General Information on Area of Operations

3.1.1	Pelephone’s field of activity

Four companies operate in Israel’s cellular communications market under general license to provide MRT services. Activity in the mobile radiotelephone sector (MRT or Cellular Communications) began with the incorporation of Pelephone in 1985. Pelephone deals in the provision of cellular communications services, and sale and repair of terminal equipment. Pelephone’s revenues include, inter alia, the charging for MRT communications customers (payments for call minutes, regular subscriptions, added value services and roaming services), payment for the sale of terminal equipment and in respect of terminal equipment services and revenues from other communications providers for interconnect (see sub-paragraph 3.2 below).

Pelephone is wholly owned by Bezeq.

3.1.2	Legislative and secondary legislation restrictions applicable to Pelephone

3.1.2.1	General license

Pelephone operates in accordance with an operating license from the Ministry of Communications - General License for the Provision of Mobile Radio Telephone Services, which is valid until 2022 (hereafter: the License). The license prescribes conditions and rules that apply to Pelephone’s operations, and the competent authorities may amend the licensing conditions subject to the law.

3.1.2.2	Tariff control

The tariffs that Pelephone is permitted to collect from its subscribers are regulated by its license with the exception of tariffs for interconnection between operators for the completion of calls and SMS messages, which are regulated under regulations. In December 2004, the Telecommunications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 5760-2000, were amended in such a way as to gradually reduce tariffs for interconnect to the MRT network regarding call completion, transmission of SMS messages, and to modify the method of calculating the duration of chargeable time beginning in 2009 (see sub-paragraph 3.18.2 below).

3.1.2.3	Royalties

Under its license and under the Telecommunications (Royalties) Regulations 5761-2001, Pelephone pays the State of Israel royalties out of its revenues which bear royalties due to the provision of telecommunications services (see section 3.18.4 below).

3.1.2.4	Environmental matters

The laying and operating of a wireless infrastructure including cellular communications is subject to the provisions of the Non-Ionized Radiation Law and the permits from the Ministry of the Environment that are required in it (see section 3.17 below).

3.1.3	Changes in the volume of activity and profitability in the field

The following are financial and quantitative data regarding Pelephone’s scope of operations and profits for 2008-2009:

	2009	2008	2007
Revenue from services	4,256	4,020	3,972
Revenues from sale of end equipment	1,120	693	712
Total revenues (NIS millions)	5,376	4,713	4,684
Operating profit (EBIT) (NIS millions)	1,190	933	804
Operating profit before depreciation and amortization (EBITDA) (NIS mill.)	1,794	1,456	1,283
Number of subscribers at end of period16 (in thousands)	2,766	2,649	2,622
Average minutes of use (MOU)17 per subscriber per month	333	352	354
Average monthly revenue per subscriber (NIS) (ARPU)18	132	126	131

According to Pelephone’s license and the Telecommunications (Payments for Interconnect) Regulations, 5760-2000, as of January 1, 2009, the charge for air time and completing a call was calculated according to segments of one second unlike the charging system in force until then, which enabled charging per segments of 12 seconds or more.

3.1.4	Market development and changes in customer attributes

In recent years, the cellular market has been characterized by lower growth rates than in the past due to saturation of penetration rates. The competition’s focus on increasing growth rates encourages the companies in the field to increase the range of services and products offered to customers, to increase their segmentation and make special offers to various target groups, providing specific responses to their needs.

3.1.5	Technological changes affecting the Company’s field of activity

3.1.5.1	There are two main technological tracks in Israel’s cellular industry:

A.	The CDMA track, which developed in the 2.5 generation to 1X and in the third generation to EVDO (CDMA Technology) (see section 3.1.5.2 below).

B.
The GSM track, which developed in the 2.5 generation to GPRS and in the third generation to UMTS, and in the 3.5 generation to HSPA – the networks of Pelephone’s principal competitors in Israel use this technology.

Pelephone’s network used the CDMA track until the end of 2008. During 2008, Pelephone established an additional cellular network using the HSPA/UMTS technology which began operating commercially during January 2009 (for details see section 3.9.1 below).

3.1.5.2
Pelephone launched 3G services in 2004 by means of CDMA 2000 EVDO technology which connects up to CDMA 2000 1XRTT technology that is deployed throughout the country. The EVDO network was deployed in urban areas during 2004-2006 (for details see section 3.9 below).

16
Subscriber data relate to active subscribers having received or made at least one call in the past six months or having paid the company for services. On December 31, 2008, the company adopted a strict subscriber counting policy according to which customers, who receive SMS messages only are not counted as subscribers. This change resulted in a one-time deletion of approximately 92 thousand subscribers.

17
MOU (Minutes of Use) – average monthly minute use per subscriber. This index is calculated in accordance with an annual average of the sum total of outgoing and incoming minutes each month, divided by the average number of subscribers during that month. From January 1, 2009, the charge for calls is according to segments of one second each. The comparative figures are influenced by a change in the method of charging and a decline in the number of subscribers due to the wiping out of subscribers as noted in footnote no. 15 above.

18
ARPU (Average Revenue Per User). This index is calculated by averaging the division of total revenue from cellular services and repairs each month by the average number of active subscribers in that month. The comparative figures are influenced by a change in the method of charging and a decline in the number of subscribers due to the wiping out of subscribers as noted in footnote no. 15 above

3.1.5.3
During the course of 2008, Pelephone established a network using HSPA/UMTS technology. The new network began operating during January 2009 (see section 3.9.1 below). The establishment of the new network enables Pelephone to provide services requiring quicker transmission of information, which permits, inter alia, expansion of the variety of terminal equipment and roaming services. The principal investment in this network was made during 2008.

3.1.5.4	Pelephone uses frequencies in the 850 MHz range in order to operate the CDMA network, and in the 850 MHz and 2100 MHz range to operate the HSPA/UMTS network.

3.1.6	Critical success factors in area of operations and changes therein

In the estimation of Pelephone, the following constitute the principal factors of success in its field of activity:

A.
National deployment of a high-quality, advanced MRT network, ongoing maintenance of the network at a high level and significant investments, on an ongoing basis, in cellular infrastructure, for the purpose of improving high-quality coverage around the country, which is a basic condition for the provision of Pelephone’s services, and in order to provide customers with the most advanced services, via the most advanced technological infrastructure.

B.	Expansion of the variety of terminal equipment.

C.	Provision of high-quality call services and advanced/diverse added value services.

D.	National deployment of service and sale centers which enable high quality customer support and service which allows the Company to successfully deal with a competitive market.

E.	Professional, high-quality, human resources.

F.	Marketing strategy for establishing and reinforcing the brand name.

3.1.7	Main entry and exit barriers

3.1.7.1	The principal barriers to enter the area of operations are:

A.	The need for a MRT license, the allocation of frequencies, and operations being subject to the regulatory supervision that applies to the market (see section 3.18 below).

B.
The need for significant financial resources for making serious investments in infrastructures, which are affected by frequent technological changes, and the importance of providing a response to the needs of the market.

C.
The difficulty involved in setting up radio sites due to regulatory restrictions and public objections.

It is important to note that the main entry barriers do not apply to a potential virtual carrier (see section 3.7.2 below).

3.1.7.2	The principal barriers to exit from the area of operations are:

A.	Long-term agreements with infrastructure suppliers and property owners with whom Pelephone has entered into lease agreements.

B.	Large investments which require long periods to recoup the investment.

C.	The obligation to provide services to customers stems from the conditions of the license and agreements, in accordance with conditions prescribed in the operating license.

3.1.8	Substitutes for Pelephone products

The following products and services may constitute a substitute for some of the services provided by Pelephone:

A.	Domestic fixed-line telephone and internet services provided by the domestic operators under the licenses granted to them.

B.	Telephony services based on VOIP/VOB technology.

C.	The supply of wireless internet in public places (hotspot) using WIFI technology.

3.1.9	Competitive environment and changes therein

Until the end of 1994, Pelephone was Israel’s sole cellular company (until the end of 1993 – by virtue of Bezeq’s license and on its behalf19). In May 1994, Cellcom Israel Ltd. posted the successful bid in an invitation to tender for a second operator for MRT service (the Second Operator or Cellcom). In February 1998, a third operator was selected by invitation to tender – namely Partner Communications Ltd. (the Third Operator or Partner). As of February 2001, MIRS Communications Ltd., (MIRS) has been operating as an additional cellular operator. After the entry of the second operator, and later, the third operator, into the cellular market, fierce competition developed among the carriers (primarily between the three main carriers). This competition resulted in market saturation expressed in the diminution of the number of subscribers joining the Company, an increase in the transfer of customers between the cellular companies and an erosion of the prices collected by Pelephone from its customers for services rendered by it. Recently, Cellcom and Partner have entered the ISP (Internet Service Provider), domestic operator, and VOB (Voice Over Broadband) fields, and market bundle packages which include a variety of services which they provide (see section 3.7 below). In addition, the Ministry of Communications recently granted trial licenses for VOC (voice over cellular) service users, which enables voice calls on the HSPA/UMTS network’s data channel.

In September 2009, Netvision reported that within the context of the various deployments it is undertaking due to the changes that apply and may become applicable in the telecommunications markets, it is in advanced, preliminary stages of reviewing the possibility of a business integration with Cellcom. According to the report, current regulations do not permit such an integration, and a move of this kind would only be possible if the relevant legislation is amended, and it would be contingent on obtaining various approvals, insofar as they are required by law.

3.2	Products and Services

3.2.1	Services

Pelephone provides its subscribers with comprehensive services of voice transmission, transmission of text messages, data communications and advanced multimedia services as follows:

Basic telephone services (VOICE) – Pelephone’s service package includes basic voice services, call completion services and also auxiliary services such as – call waiting, follow-me, voice mailbox, voice conference call and caller ID.

Third generation and advanced services (Added Value Services) – Pelephone offers to its customers value added services such as text message services and information services using SMS, multimedia MMS messages, voice information services using special-purpose asterisks, information and entertainment services via the Internet portal and advanced content services such as games, network games and video games. Among other things, subscribers may choose animation items, different ring-tones and music files from Pelephone’s internet portal, and may download them to their handsets. Also, subscribers may receive services connected to their electronic diaries (Outlook services) enabling subscribers, among other things, to use their handsets to peruse and update their electronic diaries, and view their address list. Subscribers can also receive SMS notice of scheduled events in their electronic diaries.

The value added services offered by Pelephone are location-based navigating and other services. These services also enable, while driving, early warning of an approaching police speed trap, guidance as to the fastest route from point to point, and information regarding the nearest points at which certain services needed by the subscriber may be obtained. The service also enables employers to obtain information as to the location of employees who have cellular handsets.

Pelephone offers its customers added value services using third generation technology, including, inter alia, viewing its various television channels such as: music, sports, news and a variety of entertainment channels, the ability to film and transfer video files, GPS cellular services, AGPS based Navigator services, and a high-speed Netstick cellular modem.

19
Bezeq’s license was in fact amended in April 1994, when it was prohibited from supplying a cellular service. A general license was in fact granted to Pelephone in February 1996, which had retroactive application back to 1994.

At the publication date of this Periodic Report, some 1.5 million subscribers have handsets which enable use of third generation services, of which 800,000 subscribe to the UMTS network.

Roaming services – Pelephone provides roaming services (communications via MRT from various locations worldwide), in accordance with agreements that it has with cellular providers around the world where this technology is used. In order to facilitate similar services in Europe and in other countries where the network is not based on CDMA technology (mainly GSM technology), Pelephone leases handsets to its customers that are adapted to the technology in use in those countries, in accordance with agreements between Pelephone and cellular operators in those countries. Pelephone has agreements which enable its customers to receive services in 207 countries worldwide.

The establishment of a HSPA/UMTS network (see section 3.1.5.3. above) enables increasing the variety of handsets and reducing the marketing gap in the area of roaming services.

With the launching of the HSPA/UMTS network, Pelephone enables its customers with HSPA/UMTS technology handsets to travel around the world with the personal handset and even provides these customers extensive roaming coverage in 207 countries, thanks to agreements with Vodafone, Holland.

Maintenance and repair services – Pelephone offers its customers ongoing repair service, against a monthly payment that provides warranty for the cellular telephone or for a one-time payment at the time of the repair.

3.2.2	Products

Terminal handsets – Pelephone offers its customers various kinds of mobile telephone handsets, vehicle handsets, hands-free sets and assorted accessories which support the variety of services that it provides. When Pelephone launched the HSPA/UMTA network, it expanded the array of terminal equipment offered to its customers and added Nokia, Sony Ericsson and Apple to the collection of handsets it sells.

Pelephone provides its customers with modems and laptops, which allow surfing the web through the Pelephone network.

3.3	Revenue and Profitability of Products and Services

The following are data on Pelephone profitability (in NIS millions):

	2009	2008	2007
Total revenue	5,376	4,713	4,684
Gross profit margin	33%	32%	29%

In 2007, 2008 and 2009, revenues from added value services amounted to 13%, 16% and 20% respectively of revenues from cellular communications (payments for call minutes, fixed subscription fees, added value services and roaming services).

3.4	New Products

In 2009 Pelephone continued to improve and expand its range of added value services and to increase the number of subscribers who use these services, including internet packages using a cellular modem (Netstick), the MUSIX service which offers the listener a broad range of more than 250 thousand songs on the handset and PC, as well as the Super TV service which offers viewing on TV and music channels on the cellular handset.

3.5	Customers

As at the end of 2009, Pelephone had 2.766 million subscribers. Approximately 64% of Pelephone’s subscribers are private customers and 36% of Pelephone’s subscribers are business customers.

3.6	Marketing, Distribution and Service

Pelephone’s distribution system is based on 39 service and sales centers including laboratories spread around the country, which deal in service and sales to customers, treatment of malfunctions or provision of a substitute handset while sending the malfunctioning handset for repair, installation of handsets and customer retention. The distribution system is strengthened with stores and stands spread over 115 points of sale (some of which are operated by Pelephone employees, and others of which are operated by authorized sellers). In addition, there are various sellers that operate a door to door system, and service and sales representatives for the business sector.

Pelephone’s subscriber service system includes 13 designated telephone call centers which provide information, service on various matters and in three languages, technical support, data regarding customer billing, added value services, sales and general information.

3.7	Competition

3.7.1	General

Pelephone faces fierce competition from the other cellular operators: Partner, Cellcom and MIRS. This competition brought about an increase in the size of the market, the addition of new subscribers and an erosion of prices. This competition even strengthened as a result of the entry of number portability into force and will even deteriorate upon implementation of the Ministry of Communications’ policy concerning MVNO/VOC (see section 3.7.2 below).

At the end of 2009, Pelephone has approximately 2.8 million subscribers, Partner reported approximately 3 million subscribers Cellcom reported approximately 3.3 million subscribers. In addition, Pelephone estimates that Mirs has approximately 0.5 million subscribers.

3.7.2
The following measures were advanced by the Ministry of Communications, aimed at enhancing competition in the sector, in part following a decision made by the government and the recommendations of the Gronau Committee:

3.7.2.1
At the end of March 2008, the Ministry of Communications published a public hearing document concerning policy for regulating commercial telephony services using the Bezeq public network. Commercial telephony services include information, voice and visual services, entertainment, dating services and the like, and subscribers receive them by means of terminal equipment which is connected to the network. It is important to note that commercial telephony services form a source of income in the world of content for Pelephone as well as for other cellular operators. As part of the proposed regulations, the regulator wishes to adjust activity in the commercial telephony services sector in a way that may harm Pelephone's revenues in this sector. The Ministry has yet to set a final policy on this subject.

3.7.2.2
During the budget deliberations for 2009, the Government passed a decision to review the roaming cellular tariffs by an inter-ministerial Government team. In addition, the Ministry of Communications, in cooperation with other relevant Government ministries, will act to apply the European regulation in the roaming tariff field by February 28, 2009. In November, the Ministry of Communications approached the cellular operators and requested extensive and detailed data concerning roaming tariffs. At the time of publishing this report, present, as far as Pelephone is aware, no decisions have been made in this matter.

3.7.2.3
An inter-ministerial team, in cooperation with the Ministry of Communications and the Ministry of Finance, was established which chose an international consulting company (NERA) to review the matter. The subjects to be reviewed are the interconnection tariffs and the conditions for new competitors wishing to enter the cellular market. During September 2009, a work process began between representatives of Pelephone and those of the Ministry of Communications and NERA. According to the Ministry of Communications work plan, the team is expected to submit its recommendations at the beginning of 2010.

3.7.2.4
During the course of 2009 the Ministry of Communications set up a tender committee to formulate a frequencies tender which is supposed to include various benefits the purpose of which is to remove barriers and significantly ease the entry of a new operator which has infrastructure to the market. In October 2009, the Ministry of Communications published the main points of the planned tender to be compiled by the Tender Committee, specifying that changes may be made in the final tender documents to be published later on. Following are the main points of the tender which were published.

1.	2 frequency bands for two operators will be offered for tender.

2.	Only Mirs and new operators who have no relationship with the existing cellular operators and who meet the threshold conditions will be allowed to participate.

3.	The minimum price for acquiring a frequency band is NIS 180 million per operator.

4.
A mechanism will be determined for refunding the licensing fee and frequency charges for the winner of the tender during the first 5 years of operation, against an increase in the market share in the private sector.

5.	The winner of the tender will be exempted from payment of royalties to the state over the first five years of operation.

6.	A period of 7 years will be set during which the winner of the tender will be able to deploy its network.

7.	If a decision is made to reduce the interconnection tariff, the winner of the tender will be obligated to pay the minimum tariff to be set.

8.
To allow the winner to maintain network operations before its network is fully distributed, the Ministry is reviewing regulations for sharing domestic sites / roaming services with the networks of existing cellular operators.

At the beginning of 2010, another team was formed by the Ministry of Communications, Finance Ministry, Interior Ministry and Ministry of the Environment, to address this subject. The purpose of the team is to re-examine ways of facilitating the entry of a new operator which has infrastructure to the market. At the time of publishing this report, the team has made no recommendations and no tender for frequencies has been published.

3.7.2.5
In August 2009, the Ministry of Communications published a request to receive the public's position on regulation of the structure of the market for broadband on MRT services. As part of the hearing, the Ministry of Communications wishes to examine the possibility of separating the supply of access to broadband infrastructure and the connection to ISPs, similar to the segregation which exists on the fixed-line network. Pelephone submitted its position whereby it objects to the proposed suggestion and even presented its position to the Ministry of Communications in a direct hearing in December 2009.

3.7.2.6
In February 2010, an amendment was published to the MRT licenses which prescribed that from August 1, 2010, a new tariff structure will take effect for outgoing calls from MRT to overseas destinations. Accordingly, under the new tariffs, a subscriber will not pay the MRT operator the air-time tariff for the outgoing service from his cellular handset to overseas, but the subscriber will pay a tariff consisting of the international operator's price to be set by the international operators and an interconnect price for MRT, as prescribed in the interconnection regulations. Consequently, when settling the account for such calls, the MRT operators will receive an interconnect tariff per outgoing minute of call overseas, instead of a tariff for air time according to the track held by the subscriber, as is currently the case and until the amendment takes effect. The expected reduction in interconnect tariffs for may affect Pelephone's revenues from outgoing calls to overseas destinations.

3.7.2.7	Mobile Virtual Network Operator – MVNO:

Pursuant to the Government's decision to encourage the entry of virtual operators (MVNO) in Israel's cellular market, in January 2009, the Ministry of Communications published a hearing for the general public in which it asked for comments on the draft license it proposed as a format for granting a MVNO license, as well as the key regulation rules of the Communications Law which the Minister intends setting in order to regulate the conditions and issues for granting MVNO licenses in accordance with the policy proposed by the Ministry in this matter.

During the deliberations on the Budget Law and the Budget Arrangements Law for 2009 and 2010, an amendment to the Communications Law was approved whereby the Minister of Communications was supposed to complete all the procedures required for granting licenses by October 1, 2009. The amendment to the law further determined that if a MVNO license is granted and the owner of such a license holds negotiations with the cellular operators that after 6-9 months do not end successfully and it is proven that the reason is the anti-competitive behavior of the cellular operators, the Minister of Communications shall then intervene in the commercial conditions in accordance with the powers granted to him by law.

In January 2010, the regulations regulating all aspects of the policy for granting MNVO licenses were published. Following are the main points of these regulations.

1.	The applicant for the MVNO license must hold a license as a domestic operator or MRT, and shall not have any relationship with an existing MRT operator or any other MVNO.

2.	Threshold requirements for applicants for a MVNO license:

A.
Proven experience in operating a Bezeq facility, in the distribution and marketing of Bezeq services, in managing a significant service network. (Such know-how and experience may be provided by an external entity with which the applicant enters into agreement or through the services of senior officers employed by the applicant.)

B.	A guarantee in the amount of NIS 10 million in favour of the State must be deposited when provision of the service commences.

C.	Shareholders' equity of at least NIS 15 million.

3.
The regulations include a detailed procedure for submitting an application for a MVNO license. Furthermore, according to the regulations, the Ministry must respond to the applicant/grant the license in case of a proper application within 90 days of submittal of the application.

3.7.2.8	Domestic operator license

On June 3, 2004 the Communications (Telecommunications and Broadcasts) (Processes and Conditions for Obtaining a General Special License) Regulations 5764-2004 were published. Under the aforementioned Regulations, an application may be filed for a special general domestic license, i.e. for a license for the provision of domestic fixed line telecommunications services, which does not involve an obligation to provide service to the entire public everywhere in Israel. Pelephone, as a subsidiary of Bezeq, is obliged, unlike the other cellular companies, to apply to the Minister of Communications and persuade him that the award of a license to Pelephone, as a subsidiary of Bezeq, is such as to promote the competition in the telecommunications field or is in the public interest.

Bezeq’s license imposes restrictions on it in all matters pertaining to cooperation with its subsidiaries. In the opinion of Pelephone and Bezeq, to the extent that these restrictions remain in force, without, at the same time, similar restrictions being imposed on the competing MRT operators, they will adversely affect Pelephone’s ability to compete with its rivals in the industry. For the restrictions imposed on Bezeq and Pelephone by virtue of the merger conditions, see section 3.18.3 below.

It is noted that Partner and Cellcom, the principal competitors of Pelephone, own such a general domestic license, and in the last year have even increased their activity in the area. This grants them a clear competitive advantage over Pelephone due to the ability of the competitors to offer packages that combine mobile and fixed-line communications.

3.7.2.9	WiMAX technology

In September 2007 the Ministry of Communications published a hearing on the policy of allotting frequencies for operating the WiMAX technology, which is a network technology allowing broadband communication. In accordance with the proposed policy, new operators and the smallest Israeli cellular operator (Mirs) will be given priority in the allotment. Pelephone has submitted its response to the hearing, by which priority should be granted to fourth generation cellular technology that requires use of WiMAX technology frequencies, and has expressed its objection to a tender for the allocation of frequencies that discriminates in favor of MIRS or other operators.

On March 1, 2009, the Ministry of Communications published its policy regarding the allocation of frequencies for WiMAX technology. The main change in respect of the hearing is that the tender for frequencies will be held in September 2009 and Mirs will not be permitted to participate in this tender.

Pursuant to the hearings on the tender for operating a WIMAX network, in March 2009, the Ministry of Communications published a policy document regarding the allotment of frequencies to establish a WIMAX network. According to the policy document, these frequencies will be allocated in two separate tenders. The first will allocate frequencies exclusively to a new operator, and in the second tender, after vacating another frequency band in this frequency range, other operators will also be able to participate, including existing MRT operators. At the publication date of this report, neither of these tenders has been published.

3.7.2.10	Amendments to the MRT license – regarding amendments to the MRT license regarding the promotion of competition in the cellular market, see section 3.18.3 below.

3.7.3	Positive and negative factors affecting Pelephone’s competitive position

Positive factors

A.	Launching a HSPA/UMTS network, which appeals to additional target audiences and increasing the services provided to the existing customers, including roaming services.

B	An advanced product range including DATA solutions for businesses, and a broad spectrum of multimedia and entertainment services.

C.	Service system and range of customer service interfaces enabling the provision of high-level service to customers.

D.	An extensive distribution system specializing in the provision of solutions appropriate to each type of customer, high-quality human resources.

E.	Strong capital structure and positive cash flow.

Negative factors

A
As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions on entering into additional fields of activity and on expanding its customer service baskets, which do not apply to its competitors.

B	There are restrictions on joint activity with Bezeq, including in the marketing of joint service bundles.

C.
CDMA technology does not enable the provision of roaming services in the same manner as this service is provided by competitors, and the technology is less common around the world. The subscribers joining the HSPA/UMTS network will benefit from broader roaming services.

3.8	Seasonality

Pelephone’s revenues and profitability are affected, albeit not to any material extent, by seasonality and holidays. The second and third quarters are characterized by higher revenues than the first and fourth quarters. This is due primarily to different usage patterns prevailing in the summer months compared to the winter months and the holiday season. Seasonal fluctuations primarily affect cellular services revenues, but, as stated, the effect is not material.

3.9	Property, Plant and Equipment

Pelephone’s fixed assets include the infrastructure equipment of the network core, radio sites, electronic equipment, computers, motor vehicles, terminal equipment, office furniture and equipment and leasehold improvements.

3.9.1	Infrastructure

Pelephone presently operates communications networks using three digital technologies, as follows:

A.
CDMA 2000 1XRTT. The advantages of this technology are the ability to provide advanced services, greater capacity for talk calls and data for a given quantity of frequencies and data communications at a speed of up to 144 KB per second.

B.
EVDO – this technology is an upgrade of CFMA 2000 1XRTT, which facilitates communication between the network and the terminal equipment at speeds of up to 2,400 KBS (Downlink), and between the terminal equipment and the network at speeds of 144 KBS (Uplink).

C.
HSPA/UMTS method. The advantages of this technology, inter alia, is in supporting download speeds of up to 14.4 Mbps and upload speeds of up to 5.7 Mbps. It should be noted that the actual surfing speed depends on a number of factors, including place, momentary load in the network, transmission support, the internet network performance and the laptop and terminal equipment compatibility.

D.
As at the date of publication of the report, Pelephone’s UMTS and CDMA infrastructures are based primarily on 4 switching farms connected to approximately 1,994 radio sites (cells), in a countrywide spread.

E.
The depreciation period for site equipment is up to 10 years. Depreciation for switching equipment is between 5 and 7 years. The depreciation period of the equipment is determined on the basis of engineering opinions based, inter alia, on generally accepted practice among communications operators in various other countries.

EVDO/CDMA2000 1XRTT network

Pelephone’s infrastructure equipment is manufactured by Nortel and Motorola. Each of Pelephone’s digital switching networks is manufactured by Nortel, and a Nortel telecommunications network covers most of the coastal plain and Jerusalem (from Ashdod to Haifa). The Pelephone network in the rest of Israel uses the Motorola-manufactured telecommunications network.

Pelephone’s investments in EVDO/CDMA2000 1XRTT network infrastructure

The principle investments in 2003 to 2007 were used to upgrade the network to CDMA 200 1XRTT and EVDO technology using equipment purchased from Nortel and Motorola. In addition, in 2006 and 2007, the network capacity was broadened, additional sites were established (some as substitutes for existing sites due to engineering requirements) and the network was adapted to support number portability.

As of 2004, Pelephone began upgrading the CDMA2000 1XRTT network to EVDO technology by means of the addition of a special–purpose carrier for data communications in the urban areas of Israel. This technology enables communication between the network and the terminal equipment at rates of up to 2,400 KBS (downlink) and between the terminal equipment and the network at rate of up to 144 KBS (uplink). The EVDO equipment is manufactured by Nortel. Parallel to setting up the network, a portal was set up for video services enabling customers to view live broadcast channels, to download music clips, entertainment, news, etc. This portal is the key service using EVDO technology.

At the end of 2007 a triennial agreement was signed with Nortel by which it would continue to support and upgrade the 1X and EVDO networks for a total consideration of $ 22.5 million (also see section 3.12.3 below).

In the wake of financial difficulties encountered by the Nortel Group worldwide, Nortel is attempting to protect itself from creditors which may result in the sale of its operations, including CDMA operations.

In 2009, a new agreement was signed with Nortel which includes an upgrade of the networks in 2009 and further support in 2010 and 2011. Pelephone has the ability to terminate this agreement from the third quarter of 2010.

The HSPA/UMTS network

During the course of 2008, Pelephone established a network using HSPA/UMTS technology. The new network is based on two network centers that will be connected to the existing sites and the new sites that are in the process of acquisition/licensing and construction. The sites operating on CDMA technology were converted in order to adapt them to the new technology and the addition of the new radio equipment. The network enables higher transfer speeds of information from the subscriber to the network and from the network to the subscriber using HSDPA and HSUPA technology. The establishment of the new network enables Pelephone to provide services requiring the rapid transmission of information, may partly solve the problem of wireless disturbances (see section 3.24.2.5 below) and enables use of standard terminal equipment supporting HSPA/UMTS technology which enables the diversification of terminal equipment and the expansion of roaming services. During the course of 2008 and 2009, Pelephone invested NIS 908 million in establishing a HSPA/UMTS network. The rest of the investment is expected to be spread over the coming years.

3.9.2	Premises used by Pelephone

Pelephone does not own any land, and it leases the premises which it uses for its operations from others, including Bezeq. The following is a description of the main premises used by Pelephone:

3.9.2.1
The land which Pelephone uses for installation of radio and switching sites, as set out above in section 3.9.1, are spread out around the country, and are leased for various periods (in many cases, for 5 years plus an option to extend the agreement for another 5 years). For site licensing, see section 3.18 below.

Some of the sites leased by Pelephone are Israel Lands Administration (ILA) sites. Pelephone has an agreement regarding payment owed to ILA for the period up to December 31, 2008.

3.9.2.2	The agreement was extended up to December 31, 2009, and the parties also agreed that there would be a further extension until December 31, 2010.

3.9.2.3
Pelephone’s head offices have been in Givatayim since 1997, and cover a total area of 17,800 sq m. In January 2010, Pelephone signed an agreement to extend the lease term until December 31, 2015, with an option to extend the lease until November 2020.

3.9.2.4	For the purpose of service and sale operations, Pelephone leases 76 service and sale centers spread out around the country.

3.9.2.5	Pelephone has additional lease agreements with respect to warehouses, offices and telephone call centers which it uses for the purpose of its operations.

3.10	Intangible Assets

3.10.1	MRT license

Pelephone operates under a general license for the provision of mobile radio telephone (MRT) services), which is valid until 2022 (see section 3.18.1.1 below). The license constitutes the basis of Pelephone‘s activity.

3.10.2	Frequency usage right

Pelephone uses frequencies in the 850 MHz range granted pursuant to its license. Pelephone uses these frequencies for CDMA2000 / 1XRTT / EVDO /UTMS technology. In addition, in 2008, Pelephone exercised its right to receive the allocation of frequencies in the 2100 MHz range, and it uses them with UMTS technology. In January 2009, the Ministry of Communications granted approval for Pelephone to return to the 5MHz frequency range, known as TDD, from the aforementioned band of frequencies.

3.10.3	Trademarks

Pelephone has a number of registered trademarks. The principle trademark is Pelephone.

3.10.4	Customer base

Pelephone has a large number of customers, many of which have entered into agreements to receive Pelephone’s services for 18 to 36 months.

3.10.5	Software, computer systems and databases

Pelephone uses software and computer systems, some under licenses purchased by Pelephone and others developed by Pelephone’s IT division. Most of these licenses are restricted in time and are periodically renewed. The main systems that Pelephone uses are Oracle Application and an Amdocs billing system.

3.11	Human Resources

3.11.1	Organizational structure

Set forth is Pelephone’s organizational structure:

Internal
Auditor

CEO

Finance Division

Spokesperson

Content and Products Division

Regulation

Deputy CEO

Legal Office

Information Systems Division

Board of Directors

Business Customers Division
Operations and Logistics Division
Human Resources Division
 Private
 Customers
 and Service
 Division
Engineering
 Division
Marketing
 Division

3.11.2	Employees

The table below describes the number of employees20 at Pelephone in accordance with its organizational structure:

Division	Number of employees
	December 31, 2009	December 31, 2008
Headquarters and management	283	286
Content marketing and products division	88	92
Customer service and private sector division	2,398	2,453
Business division	547	499
Operations and logistics division	253	247
Engineering and information systems division	623	624
Total	4,192	4,200

3.11.3	Instruction and training

Pelephone invests resources in professional training in accordance with the type of employee and occupation. Most training courses take place in service, primarily in the service division. Pelephone’s total expenses in 2009 and 2008 in respect of instruction and training amount to NIS 7.5 million and NIS 7.8 million, respectively. There is a high turnover rate for sales and service representatives and telephone call center employees, which requires constant investment in new employees.

3.11.4	Employee and manager reward schemes

Pelephone awards its employees and managers grants and incentives on a monthly, quarterly and annual basis commensurate with their achievement of the targets set for them and in accordance with the type of work done by the employee.

For the options plan for senior officers and the plan to retain Pelephone's CEO, see sections 2.9.6.3 and 2.9.7 above.

3.11.5	Employment contracts

Pelephone employees have standard personal contracts in accordance with their professions and occupations.

3.12	Products and Suppliers

3.12.1	Terminal equipment suppliers

The product inventory of Pelephone includes a range of cellular telephone units, auxiliary accessories (such as batteries, hand-free kits, earphones, data cables and chargers). Pelephone also maintains spare parts to supply repair services to its customers and an inventory of used handsets.

Pelephone purchases the terminal equipment and accessories from a variety of suppliers and importers in Israel. Contractual engagements with most of the suppliers are based on framework agreements setting forth, inter alia, the technical support provided by the supplier for the terminal equipment it supplies, availability of the spare parts turnaround time for repairs. These agreements do not include a commitment to make acquisitions, which are implemented regularly by means of purchase orders.

If a contract with a particular terminal equipment supplier is discontinued, Pelephone may increase the quantity purchased from other terminal equipment suppliers or procure terminal equipment from a new terminal equipment supplier. If the replacement of a supplier is required, as aforementioned, the replacement shall not be immediate, and shall be subject to a special preparatory period for purchasing spare parts and accessories, including the repair capacity for all kinds of malfunctions, to enable the provision of service to customers as agreed. Replacement of a supplier involves the addition of exceptional costs due to the need to purchase equipment a period of re-organizing affairs with the replacement suppliers.

20	The number of employees represents the number of calculated positions at Pelephone (the total number of work hours divided by the monthly quota of work hours).

The splitting of terminal equipment purchases between suppliers does not create significant dependency on any one supplier or equipment model.

In preparation for migration to HSPA/UMTS technology, Pelephone had expanded the range of equipment it offers to customers and the number of its terminal equipment suppliers, who are global leaders, from whom Pelephone purchase handsets, spare parts, accessories, and the like.

In May 2009, Pelephone signed an agreement with Apple Sales International (hereinafter: the Manufacturer), to purchase and distribute iPhone devices in Israel. Under the agreement, Pelephone undertakes to purchase a minimum annual quantity of handsets for three years, at prices which are in force with the manufacturer at the actual date of purchase. Pelephone estimates that these quantities account for a considerable proportion of the number of handsets that it expects to sell during the agreement period, and that their cost will account for 5% of the total cost of Pelephone's annual sales and services during this period.

The aforesaid information in this section includes forward-looking information which is based on estimates and forecasts. Actual performance may differ substantially from these estimates, taking note of changes that may occur in business conditions.

3.12.2	Value added service suppliers

Pelephone has agreements with suppliers for content such as information services by voice, SMS or Pelephone’s portal, games, animations, ring-tones, location services, content and the rights to broadcast over third generation technology. As is usual in this industry, a large portion of these agreements are based on a model of dividing revenues between Pelephone and the content suppliers for the services provided to customers. Termination of contracts with certain suppliers might cause delays in supplying some of the services pending contracting with substitute suppliers.

3.12.3	Infrastructure suppliers

As set out in section 3.9.1 above, Pelephone’s present infrastructure equipment is manufactured by Ericsson, Nortel and Motorola. Pelephone has long-term maintenance, support and software upgrade agreements with these suppliers and depends on them with respect to support of the network equipment that they produce. Regarding other agreements with these suppliers and an agreement for the establishment of an additional network see section 3.9.1 above.

3.13	Working Capital

3.13.1	Inventory policy

Pelephone’s inventory mainly includes cellular terminal equipment (new and used) and a variety of accessories (such as batteries, hands-free-sets and earphones). Pelephone also holds spare part inventory.

The period over which inventory is held is derives from Pelephone’s service policy and its sales requirements. The requirements require holding an inventory for a period of 3 – 5 inventory months, depending on the type of inventory. As at the end of 2009, the inventory level stands at approximately NIS 235 million.

3.13.2	Returns policy for terminal equipment purchased

As a rule, the return of handset inventory may be implemented by cancellation of a transaction or by the replacement of a handset for another (of the same standard or a higher standard against incremental payment to cover the price difference.)

With respect to remote sales transactions and peddling transactions as defined in the Consumer Protection Law, 5741-1981, return of equipment is permitted up to fourteen days after the date of the transaction, in accordance with the provisions of the Law.

3.13.3	Company policy with respect to product warranty

Pelephone provides service, warranty and maintenance for terminal equipment in accordance with the level of service and repairs to which the customer has subscribed and of course in accordance with the provisions of any law regulating warranties for cellular terminal equipment.

3.13.4	Policy governing credit to customers

Credit in handset sale transactions – Pelephone enables most of its customers purchasing a mobile telephone to pay in up to 36 equal installments.

Credit by monthly charging in respect of MRT services – Pelephone customers are charged once a month in charging cycles taking place on different dates over the course of the month, for consumption of MRT services in the preceding month.

As at 2009, total average customer credit less doubtful debts amounts to NIS 1,806 million.

3.13.5	Credit from suppliers

Pelephone receives credit from its suppliers for periods ranging from 30 days to E.O.M. + 90 days. As at 2009, total average credit from suppliers and service providers amounts to NIS 628 million.

3.14	Investment in Investees and in a Partnership

Pelephone has no active investments in investees and partnerships.

3.15	Financing

3.15.1	General

Pelephone’s operations are financed by cash flows from operating activity generated by the company, shareholders’ equity, bank loans, debentures, previously by discount of credit cards (see section 3.13.4 above) and supplier credit.

The average interest rate in 2009 for Pelephone loans:

Long-term loans (Including current maturities)
Banking sources: CPI-linked – NIS	4.58%
Non-banking sources: CPI-linked – NIS	4.64%

3.15.2	Restrictions

3.15.2.1	Undertakings towards banks

As part of the arrangements made with banks in Israel in connection with the provision of credit to Pelephone, Pelephone provided the aforementioned banks with certain irrevocable undertakings to comply with financial covenants, consisting primarily of the following:

A.	Pelephone’s total debts must not exceed three times its shareholders’ equity.

B.
Provided total debts exceed shareholders’ equity by more than 2.5, Pelephone shall not pay out dividends and shall not pay management fees to shareholders. If Pelephone is in breach of this undertaking, it shall, within 120 days of demand, be required to repay the bank all loans outstanding to the credit of the bank at such time, or, alternatively, to amend the breach by increasing its shareholders’ equity or repaying Pelephone’s loan in such a way that the aforesaid ratio is preserved.

C.
Total debts shall not exceed NIS 3.8 billion (linked to the CPI known as at January 2002). The sum of the debts shall be checked once every quarter in accordance with financial statements reviewed by accountants;

D.	Pelephone’s assets will not be mortgaged under a fixed or floating charge, in any manner or way, or of any kind or degree, without obtaining the bank’s prior written consent to such.

E.
Pelephone’s shareholders or any third party whatsoever will not be given any security or charge over the assets of Pelephone or any guarantee to secure credit received by the shareholders, without obtaining the prior written consent of the banks to such.

F.	Pelephone’s shareholders will not be granted any loan or credit without obtaining the bank’s prior written consent to such.

G.	Information, details and various reports will be provided to the banks.

H.	If Pelephone is in breach of these undertakings, then the banks shall be entitled to call for immediate repayment of the amounts of the loans extended to it.

J.
Undertaking to a particular bank – in addition to the above undertakings, Pelephone has undertaken to ensure that the cumulative sum of all of its debts and liabilities towards a particular bank shall be no greater than the equivalent of 40% of the cumulative sum of all of Pelephone’s debts to financial entities including debenture holders.

3.15.2.2	Immediate repayment of the loan

A lender may call a loan for immediate repayment in certain instances (usually after serving written warning notice on Pelephone), foremost among such instances being: (A) if any debt to the lender was not paid; (B) if Pelephone adopts a liquidation resolution or if application for liquidation or for the appointment of a liquidator is filed against it or if there is cause for its being liquidated, or for the appointment of a receiver or a trustee; (C) if application is filed for the imposition of an attachment or if an attachment is imposed on the assets of Pelephone or if any execution proceeding is taken against its assets or if it ceases to repay its debts; (D) if Pelephone adopts a resolution in favor of restructuring, merger or settlement or if the control therein is transferred without the lender’s consent; (E) if Pelephone ceases to repay its debts or reaches a compromise with its creditors or any of them; (F) if Pelephone is in breach of any undertaking that it has assumed toward the lender or if it should transpire that a material declaration by Pelephone toward the lender is untrue; or (G) if an event should has occurred as a result of which any entity shall have the right to call for immediate repayment of Pelephone’s debts towards it (even if such concerns does not make use of its right).

3.15.3	Issue of debentures

In 2004-2005, Pelephone issued three series of index-linked debentures by way of private placements to institutional investors in a total sum of NIS 1.133 billion par value, in consideration for their par value

At the time of issue of the debentures, trust deeds were signed with Union Bank Trust Co. Ltd., which acts as trustee for the debenture-holders. Pursuant to this agreement, Pelephone undertakes to pay principal, interest and indexation differences in accordance with the terms of the debentures. The debentures are not secured by any charge, and the conditions of the negative pledge and the financial covenants undertaken by Pelephone towards the Israeli banking system will also apply to the debenture holders (see section 3.15.2 above). The agreement details the conditions for immediate repayment of the debentures, being essentially as follows: (A) If Pelephone does not repay any amount whatsoever being due from it pursuant to these debentures by 30 days from the due date; (B) if a liquidator is appointed for Pelephone; (C) if charges are realized; (D) if an attachment is imposed on material assets of Pelephone; (E) if Pelephone ceases to exist or (F) if Pelephone discontinues its payments or serves notice of its intention to discontinue them. The trustee is entitled to take steps for immediate repayment in order to protect the debenture holders. The agreement moreover sets forth principles for indemnifying the trustee, trusteeship of the receipts, investment of moneys and conditions for convening a general meeting and adopting resolutions.

As at December 31, 2009, Pelephone is in compliance with its commitments to the banks and to the debenture holders.

In 2009, there were no new long-term loans and loans and debentures were repaid in the amount of NIS 241 million.

For additional details regarding the composition of the loans and debentures, the conditions thereof and the date of repayment thereof during the report period, see Note 14 of the Company’s financial statements for the year ended December 31, 2009, which are included in this periodic report.

3.15.4	Credit facilities

As at December 31, 2009, Pelephone has bank credit of NIS 223 million.

3.15.5	Guarantees and charges

See Notes 14 and 20 to the Company's financial statements for the year ended December 31, 2009, which are included in this periodic report.

3.15.6	Credit rating

The rating company Maalot assigned Pelephone an AA minus rating on the placements of the debentures (see section 3.15.3 above).

In July 2009, Maalot announced that it would raise the rating of Pelephone's debentures from AA- to AA+. The rating outlook is stable and reflects Maalot's view that Pelephone will continue to be of strategic importance to Bezeq and will continue to post robust profits and generate significant cash flows in the future.

In October 2009, Standard & Poor's Maalot, which rates Pelephone's debentures, announced that it had placed Pelephone's domestic debentures, which are AA+ (AA plus), on a negative credit watch, due to Bezeq's announcement concerning its agreement with a controlling shareholder of the company, FSBR Group Ltd., to sell its entire stake in Bezeq (30.6%) to 012 Smile Communications Ltd., and the possible impact of a change in the control over Bezeq's capital structure (and consequently of Pelephone as well).

3.15.7	Pelephone’s estimate of fundraising in the coming year and sources of financing

Pelephone expects to repay a portion of its loans in 2009, and plans additional investments in property, plant and equipment (see section 3.9.1 above). Pelephone does not expect to increase capital or new loans in the coming year.

The above information includes forward-looking information that is based on Pelephone’s assessments taking into account its plans and the expectation that such will be realized. Actual results may differ substantially from the assessments set out above, if there is any change in any of the factors taken into account in making these assessments. For risk factors, see section 3.24 below.

3.16	Taxation

See Note 9 to the Company's financial statements for the year ended December 31, 2008, which are included in this periodic report.

3.17	Environmental Quality

3.17.1	General

On January 1, 2007 the Non-Ionized Radiation Law, 5766-2006 came into effect. The Non-Ionized Radiation Law replaces the previous legal arrangement regarding non-ionized radiation in the Pharmacists (Radioactive Elements and Products) Regulations 5740-1980 (the Pharmacists Regulations).

The purpose of the law is to regulate radiation sources and their construction and operation, as well as the provision of radiation measurement service. The law requires obtaining a permit from the commissioner for constructing, operating and providing radiation measurement service, other than the construction or operation of a radiation source specified in the Appendix to the law (the Radiation Permit).

The law provides a two-step licensing mechanism: the applicant is to first request a permit to construct a radiation source (the Construction Permit), which will be in effect for no more than three months and can be extended by the commissioner for up to nine months; and then a permit to operate the radiation source (the Operation Permit), which will be in effect for five years or as otherwise determined by the Minister of the Environment in cases or under circumstances determined by him, taking into consideration the type of the radiation source or its location.

As regards the construction permit, by law, provision of the permit is contingent on an assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source, once it is operated, including in the event of a malfunction, and to implementing the measures needed to limit the exposure levels of human beings and the environment to the radiation expected from the radiation source once it is operated, including implementation of technological means that are in use (the Limiting Measures).

As regards the operation permit, by law, provision of the permit is contingent on implementation of the limiting measures and to measuring the exposure levels of human beings and the environment to the radiation generated when operating the radiation source, with these levels not exceeding the maximum exposure levels provided by the commissioner in the law. Furthermore, by law, provision of the operation permit is contingent on presentation of a license under the Communications (Telecommunications and Broadcasts) Law 5742-1982 and the Planning and Building Law, 5725-1965, except when a building permit is not required, in which case the applicant submits a statement to the local committee specifying the reasons that a building permit is not required for the radiation source. If the local council engineer or district planner does not object to granting the operation permit within 21 days from the day the statement is submitted, the applicant will submit an additional statement stating that the aforementioned period has passed and no objection has been received as aforementioned.

The law includes a punitive section by which, inter alia, the construction or operation of a radiation source in contravention of the provisions of the permit and the construction or operation of a radiation source without a permit, after having been warned in writing by the commissioner, are strict liability offenses, in respect of which the punishment for the entity is double the penalty provided in Section 61(a)(4) of the Penal Law , 5737-1977.

A small number of city engineers have acted according to the mechanism provided in the law and have provided notice that some access device or another requires a building permit, and have objected to granting it an operation permit.

The law also indirectly amends the Planning and Building Law, 5725-1965 and provides that a building permit to a cellular broadcasting facility is contingent on the deposit of a deed of indemnity in respect of claims for compensation pursuant to section 197 of the Planning and Building Law, 5725-1965, providing that such a demand is in accordance with the instructions of the national council.

The Minister for Environmental Protection prepared the regulations according to the Non-Ionized Radiation Law (the Regulations). These regulations were promulgated and approved by the Interior and Environment Committee of the Knesset and were published on January 19, 2009.

3.17.2	Anticipated costs and investments

Pelephone conducts periodical radiation tests in order to ascertain that it is in compliance with the permitted operating standards and the standards of the International Radiation Protection Agency. These tests are outsourced to companies authorized by the Ministry of Environmental Protection. Pelephone invests on average NIS 4.5 million per annum in respect of this activity. The Radiation Regulations will require paying fees of approximately NIS 4 million for the provision and renewal of permits required according to the Radiation Law.

3.18	Restrictions on and regulation of Pelephone’s operation

The provisions of Non-Ionized Radiation Law described in section 3.17.1 are expected to have an adverse effect on the construction and operation of broadcasting sites in a number of ways including, inter alia, on the following matters: a significant restriction on the possibility of using access devices in highly populated areas; more difficulties in obtaining radiation permits for existing and new broadcasting devices and for changes in their operation; a requirement to pay fees on the construction and operation of existing and new broadcasting devices.

3.18.1	Statutory restrictions

3.18.1.1	Communications Law and licensing obligation thereunder

The Communications (Telecommunications and Broadcasts) Law 5742-1982 stipulates, inter alia, that that telecommunication activity and telecommunication services, including MRT, are subject to a license from the Minister of Communications (in this chapter: the Minister). Pelephone holds a general license for the provision of MRT services. The Minister is empowered to modify the terms of the license, to add thereto or to detract therefrom, while taking into consideration, inter alia, government telecommunications policy, considerations of public interest, suitability of the license holder to provide the services, the contribution of the license to competition in the telecommunications sector and to the level of service therein. Moreover, the Minister is empowered to annul, restrict or suspend a license in a number of situations.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued by virtue thereof, and for violation of the license terms

3.18.1.2	The Wireless Telegraph Ordinance

The Wireless Telegraph Ordinance (New Version), 5732-1972 (the Telegraph Ordinance) regulates the use of electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies, as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license, and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

For several years, the Government has been coping with the existing shortage of radio frequencies for public use in Israel (inter alia, due to the allocation of a great many frequencies for security uses), by limiting the number of licenses issued for the use of frequencies, on the one hand, while increasing fees payable in respect of the allocation of a low range frequency on the other.

The Wireless Telegraph (Licenses, Certificates and Fees) Regulations 5747-1987, stipulate various fees for business stations (including MRT business stations), MRT, P2P wireless lines and satellite stations). For the allocation of radio frequencies to Pelephone, see section 3.10.2 above.

3.18.1.3	Facilities emitting electromagnetic radiation – for this matter see section 3.17 above.

3.18.1.4	The Consumer Protection Law

During the course of its operations, Pelephone is subject to the Consumer Protection Law, 5741-1981 (the Consumer Protection Law). In December 2005, the Consumer Protection Law was amended so that the prohibition against misleading conduct contained in the Law immediately prior to entry of the amendment into force, and the option of suing on grounds of misleading conduct by a dealer prior to the date of the contract, was extended to include misleading conduct by a dealer after the date of the contract.

In April 2008, the Knesset approved an amendment to the Consumer Protection Law regarding fixed transactions (the Amendment). Under the Amendment, dealers will be required to inform consumers of the date of termination of a fixed transaction prior to termination of such, and of the conditions that will apply after the date of termination. In addition, dealers will be required to obtain the positive consent of the consumer to continue with the contract beyond the fixed period. If positive consent is not obtained, the consumer will be disconnected from the service to which the fixed transaction applied, apart from basic telephone services as defined in the Communications Law (voice services). The amendment came into effect on January 10, 2009. Pelephone is acting accordingly to implement the amendment.

3.18.2	Controlled tariffs

3.18.2.1	Payments for interconnection:

The Telecommunications (Interconnect Fees) Regulations 5760-2000 (the Regulations) prescribe limitations regarding payments to be made or to be received from a domestic operator or another MRT operator under the regulations. In December 2004, the regulations were amended so that the interconnect fees were gradually reduced. At December 31, 2009, the maximum tariffs are as follows:

A.	The interconnect fee it will receive for an incoming call to the MRT network: 25.1 Agorot.

B.	Payments receivable from another MRT operator for transferring SMS messages on the MRT network: 2.85 Agorot.

C.	These tariffs do not include VAT and will be revised once a year, on March 1 of each year, according to the change in the CPI.

3.18.2.2	Charge segments

Concerning the calculation of payment for airtime and completion of a call to the MRT network, as prescribed in the MRT licenses, from January 1, 2009, such charges are made according to one-second segments (unlike the previous method which allowed a charge according to 12-second segments. As a result, from January 1, 2009, payments made by the MRT operator for the interconnect services to the domestic operator's network were also revised.

3.18.3	Pelephone's license

3.18.3.1	General

The general license for the provision of MRT services granted to Pelephone on February 7, 1996 was for a period of 10 years commencing January 1, 1994, with an option of extending it for additional periods of six years each, under the conditions set forth in the license, consisting primarily of compliance with statutory conditions. Following the tender in which Pelephone was allotted third generation frequencies, the license was extended to be valid for 20 years as of September 9, 2002. For the arrangement with the State regarding the right to use frequencies, see Note 19 to the financial statements of the Company for the year ended December 31, 2009 that are included in this periodic report.

Likewise, in April 2001, the Civil Administration for the Judea and Samaria Region awarded Pelephone a general license for the provision of MRT in the region of Judea and Samaria. The provisions of the general license awarded to Pelephone by the Ministry of Communications are applicable to this license (with some changes).

The following are the principal provisions of Pelephone's license in this section the Licensee):

A.	Under certain circumstances, the Minister is entitled to modify, restrict or suspend the conditions of the license, and in certain instances to even revoke it.

B.
The license is non-transferable, and neither may 10% or more of any means of control in the licensee be transferred either directly or indirectly, nor may any means of control in the licensee or any portion of any means of control be transferred in any manner in such a way as to confer control in the licensee, nor may control in the licensee be acquired, either directly or indirectly, unless the Minister shall have given his consent beforehand.

C.
A shareholder in Pelephone or a shareholder in an interested party therein may not mortgage his shares in such a way that realization of the lien will result in a change of ownership of 10% or more of the means of control in the licensee, unless the agreement contains a provision whereby the lien may not be realized except with the prior consent of the Minister.

D.
The licensee shall take steps to establish interconnectivity of the network to another public telecommunications network in the State of Israel (including towns, military sites, and military bases in the areas of Judea and Samaria and the Gaza Strip). The licensee is obliged to provide interconnect service on equal terms to any other operator and must refrain from any discrimination in implementing interconnectivity

E.
The licensee shall refrain from awarding preference in the provision of infrastructure services to a licensee being a company with an interest 21 over another licensee, whether for the payment for the service, whether in the conditions of the service, whether in its availability or otherwise.

F.	The licensee is not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except for:

(1)
Charging of any of the licensee’s assets in favor of a banking corporation duly operating in Israel, for the purpose of obtaining bank credit, provided that notice shall have been served to the Ministry of Communications regarding the lien proposed to be made, whereby there is included in the mortgage agreement a clause ensuring that realization of rights by the banking corporation will not, in any event, result in any damage whatsoever to the provision of the services pursuant to the license.

(2)	Sale of items of equipment during an upgrade procedure, including sale of equipment by the trade-in method.

G.
The director (under the license: the Director-General of the Ministry of Communications or whoever he shall have empowered for the purpose of the license) is entitled to issue directives concerning number portability such that any subscriber of another MRT licensee may transfer to and become a subscriber of the licensee or receive services from the licensee without changing his or her telephone number, and vice versa, and in such case, the licensee must incorporate into its telecommunications network devices enabling the application of such feature, as instructed by the director.

H.
During states of emergency, whoever shall have been statutorily empowered, shall have the authority to issue the licensee with certain instructions as to its mode of operation and/or mode of provision of services.

J.
The license sets forth the types of payments that the licensee is entitled to collect from its subscribers for cellular services, mechanisms of setting tariffs, reports the licensee is obliged to submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying tariffs. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

J.
The license commits the licensee to a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

K.
To secure the licensee’s undertakings and to compensate and indemnify the State of Israel for any damage due to acts of the licensee, the licensee is required to furnish a bank guarantee for USD 10 million. The license determines the instances in which such guarantee maybe forfeited.

3.18.3.2	Changes in Pelephone's license

As aforesaid, the Minister is authorized to amend, add to or detract from the conditions of the license. The following are the principal amendments to Pelephone’s license that are being examined by the Ministry of Communications or that were recently imposed:

21
"Company with an interest" - as defined in the Telecommunications (Processes and Conditions for Obtaining a General License for the Provision of Domestic Fixed Line Telecommunication Services) Regulations 5760-2000. These Regulations define a company with an interest as "a parent company, subsidiary, sister company, interested company, affiliate, related company or partner company" and each of these terms is defined in the Regulations.

A.
Pursuant to hearings that were held on the subject of discontinuing the link between a transaction to purchase MRT terminal equipment and the granting of benefits, the Ministry of Communications stipulated that the MRT license held by the cellular companies would be amended so that from November 1, 2009, a licensee may not create any linkage between any benefit in respect of MRT services offered to a subscriber and the fact that MRT terminal equipment in the subscriber's possession is purchased, rented or received from a licensee or any other marketer acting on its behalf.  Pelephone implemented this amendment by the date specified.

B.
In April 2007, the Ministry of Communications published its decision regarding amendment of the license with respect to changing the mechanism used for identifying users of erotic services as adults. In accordance with the amendment, the denial of access to erotic services will be removed by submitting a written request together with a photocopy of an identifying document or by physically appearing before a service representative. The amendment that was supposed to come into effect on May 25, 2007 has been delayed for the time being according to a temporary injunction issued by the Supreme Court, until the request for the temporary injunction and the petition is heard by a panel of three judges. The temporary injunction was awarded in the framework of a private petition to the High Court of Justice against the aforementioned amendment that was filed in May. The motion included a petition for a temporary injunction suspending the amendment from coming into effect due to the Ministry of Communications notice to the Supreme Court pertaining to a change in its position in the matter of the aforesaid license amendment and its recommendation of an alternative solution. On February 24, 2010 the motion to the Supreme Court concerning the applicant's petition on this matter was erased. Further to the Ministry of Communications notice, the operators hearing, at which a stricter identification mechanism than that in use today was proposed, by addition a personal indentifying

C.
In February 2009, the Ministry of Communications published its final decision on this matter in the context of the new appendix for MRT licenses. The appendix stipulates the changes required in the structure of the customer invoice. The changes on the structure of the invoice took effect in two stages, in September and December 2009.

D.
In March 2008, the Ministry of Communications made a decision to implement the amendment to the MRT licenses under which the maximum obligation term for customers who are not business customers would be reduced to 18 months, and the operators would be required to offer customers a reasonable no-obligation alternative. This resolution was passed following a hearing into this matter. The amendment came into effect on April 22, 2008.

E.
In October, 2008 the Ministry of Communications published an amendment to the MRT licenses regarding a fixed transaction. Under the amendment, as of December 31, 2008 in communication contracts with new subscriptions for plans which include a commitment period, the operators will be obligated to set the service prices in advance and may not update them until the end of the commitment period. Without derogating from the aforesaid, the operators may lower the preset prices during the commitment period. Pelephone applies the amendment from December 31, 2008.

F.
Further to the hearing held on the subject, in July 2008, the Ministry of Communications published a legal opinion stating that it is prohibited to make the purchase of a 3G instrument conditional on the purchase of 3G services. According to this opinion, customers must be offered an economically effective alternative for purchasing a 3G instrument without a package of 3G services requiring monthly payment.

G.
According to the policy document of the Ministry of Communications from 2004, Bezeq will be permitted to market joint packages of services with its subsidiaries when its market share for fixed telephony services drops to 85%. In 2008, Bezeq’s market share dropped below 85%. Accordingly, the Ministry of Communications announced in June 2008 a hearing including the proposed amendments to Pelephone’s license.

According to the proposed amendment, Bezeq and Pelephone will be permitted to market combined packages (for fixed and mobile telephony) but only subsequent to approval being received from the Minister of Communications for marketing the package, provided this package will be completely unbundled, meaning that each component of the package will also be offered to customers, at the same price, outside of the package, and provided that there is proof that there is a similar package on the market. Pelephone submitted its position to the Ministry of Communications.

In January 2009, a secondary hearing was scheduled, according to which Pelephone will be permitted to market a package of services together with Bezeq and subsidiaries in the Group. The joint package must be completely unbundled if it included Bezeq’s fixed-line telephony components. On the other hand, unbundling will not apply to the infrastructure component for ADSL or any other component supplied by subsidiaries. Unbundling will apply to the joint package marketed by Bezeq, in other words, all components in the package will be offered to the customer at the same price when sold separately. A proposal was also made for Ministry approval of the joint packages in two stages:

1.	Approval in principle from the Minister of Communications, contingent on the availability of similar packages in the market.

2.	Individual approval of the joint package, contingent on the submission of an individual application to the Ministry of Communications.

Pelephone is preparing its response to this hearing.

H.
At the beginning of January 2010, a ministerial legislative committee discussed a private bill whereby the cellular operators would be obligated to offer post-paid customers the possibility of limiting their monthly bill. This means that the customer will be able to set a maximum sum for his monthly bill, and upon reaching this amount, after consuming the variety of services he subscribes to, the account will be closed, and the customer will no longer be able to utilize the services until the following month. The Ministry of Communications asked to postpone discussion of the proposed bill until a professional review of the subject and its repercussions for the cellular industry has been completed. After postponing the discussion, the Ministry of Communications asked the operators for extensive information on the subject. As requested by the Ministry of Communications, Pelephone submitted its comments, detailing the implications stemming from the proposed law. To implement the law, Pelephone will be required to make significant adjustments to its systems at considerable cost and over a period of two to three years. Pelephone expressed its objection to the proposed bill, as there are alternatives already available to customers who wish to control their monthly bill – the pre-paid track, clarification of bills, blocked services, etc. At the reporting date, the proposed bill was approved by the ministerial legislative committee and at a preliminary reading in the Knesset.

3.18.4	Royalties

Pursuant to the Telecommunications (Royalties) Regulations, 5761-2001 and its license, Pelephone pays royalties to the State of Israel out of its revenues subject to royalties from the provision of telecommunications services, inter alia less revenues and expenses in accordance with the guidelines in the Royalties Regulations. In 2006, these royalties were 3% of its revenues subject to royalties. Under the Regulations, the rate of royalties is to be reduced by 0.5% to 1% from 2010 and onwards, so that in 2007, Pelephone paid royalties at the rate of 2.5%, in 2008 - 2%, in 2009 - 1.5% and from 2010 onwards - 1%. In this regard, see also reference to a lawsuit filed by the State of Israel against Pelephone with respect to non-payment of royalties in Section 3.21.1 below.

3.18.5	Site licensing

Pelephone’s MRT service is provided, inter alia, through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the MRT services necessitates setting-up cellular sites and changes in configuration and existing antenna systems.

Pelephone deploys two mains types of broadcasting sites under two tracks: macro sites that require a building permit from planning and building councils and wireless access devices (access devices), which are exempt from a building permit in accordance with section 27 of the Communications Law and section 266(C) of the Planning and Building Law 5725-1965 (the Exemption Provision).

The licensing of building cellular broadcasting sites that require building permits is governed by National Outline Plan 36 (NOP 36). The purpose of NOP 36, which came into effect in 2002, is to regulate the deployment and manner of setting-up broadcasting facilities, so that the entire country is covered for transmission and reception, with minimal damage to the environment and the landscape.

The licensing process of NOP 36 requires, inter alia, obtaining a number of approvals from government authorities and regulators, including:

A.	Approval for construction and operation from the Ministry of the Environment (see Section 3.17.1 above)

B.	Approval of the Civil Aviation Administration in some cases.

C.	Approval of the Israel Defense Forces.

Various parties have criticized NOP 36, resulting in the preparation of a proposal for its amendment. At the end of 2005, the State of Israel rejected the proposed amendment to NOP 36 prepared by the planning administration of the Ministry of the Interior and requested that a committee of director generals prepare recommendations on the matter, returning NOP 36 to the national planning and building council for further deliberation.

In the time that has passed since then and in an indirect amendment to the planning and building law that came into effect upon the issuance of the Non-Ionized Radiation Law on January 1, 2006, it was provided that before approving the construction of a cellular broadcasting facility, the local council will request a deed of indemnity for claims for compensation in respect of loss of value pursuant to section 197 of the Planning and Building Law and the indemnity will be according to the instructions of the national council, which will be in effect until approval of the national outline plan regulating this matter. On January 3, 2006, the national council decided that local councils are to request full indemnity (100%) from those requesting such a permit. It was also decided that a committee of editors would examine the recommendations of the director generals’ committee. The committee of editors will present its recommendations regarding the need for changing the NOP and its contents. As at the date of this update, Pelephone has deposited 234 deeds of indemnity with various local councils, in accordance with the law.

On December 4, 2007, the national council discussed the matter and decided to transfer a new version of NOP 36 to the district councils for comments and public objections. After receiving the comments and reservations, an expert investigator was appointed to recommend to the subcommittee the principle planning issues of the National Council for Planning and Building regarding the comments and reservations. The hearing of the comments and reservations has been completed and the recommendations are yet to be submitted. This new version, if it should pass all the necessary proceedings and come into effect, will replace the present NOP 36. The new version is more strict and demanding than the present NOP 36 and it is expected to delay, complicate and make it more difficult to obtain building licenses for cellular sites under this track. The amendment to NOP 36 is subject to the approval of the national planning and building council and the State of Israel.

Arguments were raised against the present NOP 36, claiming that it does not regulate the permits for facilities operating under third generation frequencies, which are not included in the list of frequencies attached to NOP 36. Pelephone’s competitors have a large number of sites broadcasting under third generation frequencies and have received building permits according to NOP 36. Pelephone disagrees with these allegations and will use the third generation frequencies it acquired from the Ministry of Communications in the same way as its competitors. The proposed new version of NOP 36 includes a clarification for this matter.

Pelephone (and its competitors) encounters difficulties in obtaining some of the required approvals, and in particular approvals from planning and building authorities.

Pelephone’s ability to maintain and preserve its MRT service quality as well as the coverage, is partially due to its ability to set up cellular sites and install infrastructure equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the required permits and approvals may adversely affect the existing infrastructure, network performances and the establishment of any additional cellular sites required by the network.

The inability to resolve these problems on a timely basis is also liable to prevent the attainment of the service quality goals specified in its license.

A number of sites established several years ago still do not have approvals from the Civil Aviation Administration and the IDF, even though the applications for the approvals have long since been submitted to them. Similarly, there are administrative or other delays in some planning and building councils in the issue of building permits for sites. Therefore, Pelephone operates a number of broadcasting sites that have not yet received building permits. Pelephone has applied to the planning and building authorities for the building permits and these are at various stages of discussion and approval.

The establishment of a broadcasting site without obtaining a building permit constitutes a breach of the Planning and Building Law, 5725-1965, and in some instances, this has resulted in demolition orders against sites or indictments or the initiation of civil proceedings against Pelephone and some of its officers.

As at the date of this report, Pelephone has succeeded, in most of these cases, to avoid demolition or to delay the execution of demolition orders pursuant to arrangements it reached with the planning and building authorities to resolve the matter of the deficient licensing. These arrangements have not required any admission of guilt by officers of Pelephone and/or their conviction. However, it is not certain that this state of affairs will continue in the future, or that there will be no further instances in which demolition orders are issued and indictments are filed in respect of building permits, including against officers.

Pelephone, similar to other MRT operators in Israel, is liable to be required to dismantle broadcasting sites for which the necessary approvals and permits have not been obtained in accordance with the dates prescribed by law. If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built.

The second track under which Pelephone establishes broadcasting sites is the access devices track. Access devices require specific radiation permits according to the radiation law but are exempt from a building permit if they are constructed pursuant to the conditions provided in the exemption provision.

Some local authorities have disputed the applicability of the exemption provision to access devices of a cellular network and to its use. Pelephone's position regarding the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. One verdict in the same instance provided an opposite ruling. Appeals have been filed for some of these rulings and decisions.

On May 22, 2008, Tel Aviv District Court, sitting as a Court of Appeals, handed down a ruling regarding the issue of wireless access devices. The main points of its determination were as follows:

A.	The exemption from a building permit does not apply to access devices operating in a cellular network constructed on the roofs of buildings.

B.	Wireless access devices, as defined by law, are fixed devices.

C.	The antenna is not included the definition of an exception to the requirement for a building permit for an “internal change in an apartment”.

The Attorney General’s opinion in this respect, which preceded this decision, is described below.

Pelephone disagreed with the district court’s ruling and on June 10, 2008, it filed a request for permission to appeal to the Supreme Court In the context of the request for permission to appeal the Attorney General stated, inter alia, that the exemption in Section 266 (C) of the law also applies to wireless access devices.

Two additional rulings were recently passed down in the courts for local affairs regarding access devices. The rulings recognized the legality of installing wireless access devices used by cellular networks, also after this district ruling. In another ruling passed down by the district court, to which Pelephone is not party, limited interpretation was given for the term “building roof" to which the exemption can be applied.

On July 21, 2008, the Union of Local Authorities in Israel and others filed a petition with the High Court requesting an order nisi instructing the Attorney General to appear and explain, inter alia, why the enforcement guidelines he issued to municipal prosecutors stating that charges not be filed and administrative demolition orders not be issued for the construction and operation of cellular access devices without a permit should not be cancelled. Furthermore, the High Court was asked to determine, inter alia, that the position of the Attorney General (in a document dated May 1, 2008) contains an extreme lack of reasonableness. Furthermore, a request was made for a temporary injunction to instruct the Attorney General to defer or suspend the validity of the enforcement guidelines or, alternately, to forbid the construction of cellular access devices without a building permit, until the court meets and rules on the petition.

A petition was submitted to the High Court of Justice against the legality of using the exemption provision for cellular network access devices, which was dismissed because of threshold conditions. In this framework, the State Attorney announced that the Attorney General is preparing his opinion on this matter and is holding staff work between the relevant government offices.

On May 1, 2008, the Attorney General expressed his position regarding wireless access devices and stated that he accepts the opinion that the exemption, according to its wording and purpose, also applies to wireless communications devices for cellular communications and represents the balance that the legislator created between the various interests. Despite this, and because of changes and developments in the law and the factual reality, the Attorney General asked that an inter-ministerial committee re-examine the significance and ramifications of continued application of the exemption for cellular devices, the purpose of developing an updated position regarding a worthy justification for the exemption for cellular telephone devices, by the end of 2008.

The team set up by the Attorney General to review the issue of access devices, completed its work and in June 2009 submitted a report on its work. The team's report was published on the websites of the Ministry of the Environment and Ministry of Communications. Representatives of the various ministries disagreed with some of the team's conclusions. The Ministry of Communications supported a continuation of the exemption arrangement for a period of one to two years after approval of NOP 36A1 in view of the licensing difficulties, particularly in urban areas, and a review of the need to continue the exemption in view of the quality of the response that the NOP will provide on this matter. The Ministries of the Interior and the Environment concluded that there is no justification for continuing to apply the exemption arrangement to cellular communications installations. If the position of these ministries is accepted, and the exemption arrangement is discontinued, it will adversely affect deployment options and the quality of service that Pelephone will be able to offer its customers, particularly in densely built-up areas. Before the team's report was published, another appeal was filed in the High Court of Justice against the Attorney General, the inter-ministerial team and others, requesting relief regarding the validity of the Attorney General's position which supports a continuation of exempting wireless access devices from the need for building permits.

In the wake of the team's report, and following a discussion of the subject which took place in September 2009, the Attorney General summarized his position in a document from September 9, 2009, whereby the Communications (Bezeq and Transmission) (Frequencies for Wireless Access Devices) Regulations, 5762-2002, which contain the exemption from a building permit for wireless access devices as prescribed in Section 266C of the Building and Planning Law, 5725-1965, were duly promulgated by authority and by law. Nevertheless, the Attorney General determined that in view of the legal and factual changes which have taken place over the years since the regulations were promulgated, and in view of their importance, which were discussed and clarified during the team's deliberations and in its report, the arrangement in its present format does not properly balance the interest of efficiency and competition with the interests embodied in the Building and Planning Law. The State Attorney further stipulated that the Ministries of the Interior and Communications shall, by the end of October 2009, file amendments which will prescribe conditions limiting and restricting the applicability of the exemption from a building permit and use thereof.

On June 16, 2009, the Forum for Cellular Sanity and others filed a petition to the High Court of Justice for an order nisi to instruct the Attorney General to explain, inter alia, why the State Prosecutor's response regarding Pelephone's application for permission to appeal must not be withdrawn, and to explain why the enforcement instructions issued to the urban claimants by the Attorney General should not be cancelled, whereby indictments are not to be filed or administrative demolition orders to be issued in respect of the erection and operation of cellular access devices without building permits. The Attorney General was also asked to explain why he should not cancel the instructions which allow permits to be granted for erecting access devices without obtaining a building permit. An application for a temporary injunction against the Attorney General was also filed, to instruct the deferral or suspension of the validity of the enforcement instructions and to instruct the deferral or suspension of the instructions given to the relevant permit authorities to continue to allow the erection of cellular access devices without obtaining a permit, until the hearing and decision on the petition takes place or until after the inter-ministerial committee has published its conclusions.  The hearing on this petition was amalgamated with the hearing on the claim filed by the Union of Local Authorities, which deals with similar issues. At a HCJ hearing which took place recently on the two petitions, the Attorney General announced that the draft regulations concerning the construction of a wireless access device for cellular communications will be submitted to the Knesset Economic Committee by the end of February 2010. The Attorney General further submitted that if the draft regulations are not filed as above, he will not object to issuing an interim injunction prohibiting the construction of wireless access devices without building permits.

In view of the announcement, no interim injunction was issued at the hearing, and it was determined that the State will issue a revised statement on this matter in March 2010.

The purpose of the regulations submitted to the Economic Committee will be, as noted, to restrict and limit the applicability of the exemption from a building permit and use of such a permit for wireless access devices.

As for the private bills regarding the exemption of cellular wireless access devices from a building permit, the Government decided to formulate its position on this subject taking into consideration the decision of the Attorney General.

Pelephone uses access devices to provide coverage and capacity to highly populated areas. Reducing or preventing use of the access devices track in a given geographical area may have an adverse effect on service in that area until substitute broadcasting sites can be built. If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built. As at the date of this report, Pelephone operates 499 wireless access devices.

A number of local authorities have recently presented to the Commissioner of Radiation in the Ministry of the Environment their objection to the construction of access devices, based on a clause in the Non-Ionized Radiation Law prescribing that provision of operation permits for access devices is contingent on the approval of the relevant authority. As a result of these objections the Ministry of the Environment sometimes refuses to issue operation permits to access devices established according to the law in these authorities.

Likewise, Pelephone, similar to other MRT operators in Israel, provides internal relays inside buildings to provide service in the buildings. These relays are small 60-cm devices attached to external antennas. This antenna receives a broadcast signal from a nearby broadcast site, which is then relayed into the building. Radiation emissions from these kinds of small antennas are similar to emissions from cellular terminal equipment. These relays and others have received a class approval from the Ministry of Communications.

Given the planning authorities’ lack of clarity in policy matters relating to internal relays and small installations, and the work patterns of all MRT operators in Israel, permits were not sought from the planning authorities in respect of these internal relays and small installations.

3.18.6	Antitrust

The document setting out the terms of the merger between Pelephone and Bezeq includes various restrictions as to cooperation between the companies.

3.18.7	Standards

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

In April 1996, the Israel Standards Institute found Pelephone to be in compliance with the requirements of Israel Standard ISO 9001:2000 for mobile radio telephone (cellular) services.

Pelephone received certification on January 11, 2004, valid until October 2010.

Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was in December 2009, and was successful. In this inspection, the standard was revised to the 2008 version.

ISO 9001:2000 addresses a series of standards for quality management in the services. This is a standard for quality control systems that defines requisite conditions for compliance with service process standards and also constant improvement and testing of the effectiveness of the quality management system and its components.

Pelephone carried out the required adjustment for obtaining the approval in line with the tendency of the business-industrial world in general of its customers in particular, to contract exclusively with suppliers complying with the standard.

3.19	Material Agreements

For undertakings to banks, see section 3.15.2.1 above.

For trust deeds signed with Union Bank Trust Co. Ltd. at the time of issue of debentures, see section 3.15.3 above.

3.20	Joint Venture Agreements

For joint venture agreements with content suppliers regarding value added services, see section 3.12.2 above.

For roaming agreements, see section 3.2.1 above.

3.21	Legal Proceedings

3.21.1
In December 2000, the State of Israel filed a claim with the District Court in respect of royalties allegedly owed for the period from January 1994 until February 2996. The amount being claimed is NIS 260 million, including principal, linkage differences and interest.

An examination conducted as part of a mediation procedure found that the maximum amount of royalties on Pelephone's revenues from January 1, 1994 to February 7, 1996 was only NIS 118 million (before interest, linkage differences and the sum actually paid).

The Company undertook to pay Pelephone any amount it is ordered to pay the State in a peremptory decision for revenues from MRT services for the period from January 1, 1994 to October 10, 1994. According to the Company, it paid the State for this period under a compromise agreement between the Company and the State of Israel from November 29, 1995.

3.21.2	In September 2001, a claim was filed at the Ramallah District Court by Paltel, the General Public Palestinian Communications Company Ltd., against Pelephone and another company.

The plaintiff alleges that its license grants it, inter alia, the full right and authority to establish, operate and supply, sell and manage services and stations for landline and cellular telephone communications, for providing fixed-line and cellular communications services for an extended period, for part of which it was granted exclusivity.

According to the plaintiff, it began to provide cellular communications services in September 1999, and despite its requests to the defendants, they continue to provide cellular communications services to residents of the West Bank and the Gaza Strip, without restraint and without a license from the Palestinian Communications Authority, thereby violating various provisions of law, prejudicing the exclusive rights of the plaintiff and causing it loss and damage.

The reliefs requested are a permanent judicial injunction preventing the defendants from providing communications services in the areas of the Palestinian National Authority, as well as a financial action for NIS 676 million from Pelephone alone.

At the date of closing this report, the process of serving the claim was halted by the Attorney General and notice by publication which had been sent by registered mail was returned through the Ministry of Justice.

It should also be noted that Pelephone does not recognize the jurisdiction of the court in Ramallah.

Pelephone learnt that the Ramallah court may have given a decision in the claim.

According to the Emergency (Judea, Samaria and the Gaza Strip – Jurisdiction in offense and legal aid) (Territories of the Palestinian Authority – Legal aid in civil matters) Order, 5759-1999, enforcement of decisions given by a court of the Palestinian Authority may only be executed if approved by the Commissioner for Legal Aid at the Ministry of Justice. Pelephone is of the opinion that such a decision – if given – was given without jurisdiction, was contrary to public order and contrary to the provisions of the interim agreement and the Extension of the Effect of the State of Emergency Regulations (Judea, Samaria and Gaza Strip –Jurisdiction in offences and legal aid) Law, 5727-1967.

If an attempt is made to serve this decision for the approval of the Commissioner, or to enforce it in any other way whatsoever, Pelephone will act to prevent such approval and/or enforcement of the decision and/or execution proceedings or their voidance, for the reasons noted above, which were behind the Commissioner's decision to prevent the service of the claim on Pelephone from the outset, as well as that the fact of the claim being heard in the court in Ramallah without service of process in accordance with the Order and agreement, constitutes breach of the agreement and harms the sovereignty of Israel, and that any decision given in such a claim is without effect.

3.21.3
In December 2002, a claim was filed together with an application for approval as a class action, in the Tel Aviv District Court against Pelephone and Cellcom, for the total amount of approximately NIS 4 billion, of which NIS 2.4 billion is against Pelephone.

The claim relates to amounts collected by Pelephone and Cellcom for interconnect fees on incoming calls from May 10, 2996 to October 2, 2000. The plaintiffs claim that every MRT operator is a monopoly in the incoming call service to its network; Pelephone and Cellcom abused their monopoly status by setting high and unfair prices for the incoming call service of their networks; the correct and fair tariff for the incoming call services is 25 agorot per minute, and not as collected in the past by Pelephone and Cellcom, or as set today in the Telecommunications (Payments for interconnect) Regulations, 5760-2000. The claim was rejected in December 2008. In January 2009, the plaintiffs filed an appeal.

3.21.4
In April 2003, an application was filed in the Tel Aviv District Court for approval of a claim as a class action, in a total amount of NIS 90 million, against all the cellular operators. The applicants allege that all three cellular companies formed a cartel among themselves for the collection of a tariff of 38 agorot plus VAT for SMS messages coming into each of their networks. The plaintiffs allege that this is a uniform, inflated, unreasonable and unfair tariff.

The claim relates to the period from March-June 2002 to the date of filing the claim.

3.21.5
In August 2006, a claim was filed at the District Court against Pelephone and against Cellcom Israel Ltd and Partner Communications Ltd., together with an application to approve it as a class action, in the total amount of NIS 100 million (hereinafter: the First Claim).

The claim refers to the time of disconnecting calls made from the cellular network to the Bezeq or HOT networks. The claim alleges that in such calls, where a Bezeq or HOT customer initiates termination of the call, there is an excess charge until the call is actually disconnected.

In November 2006, a claim was filed at the Tel Aviv District Court against Pelephone and against Bezeq, Hot and Partner, together with an application to approve it as a class action, in the total amount of NIS 158 million. Of this amount, NIS 53 million is against Pelephone, together with Bezeq and Hot. (Hereinafter: the Second Claim). In a procedural arrangement reached between the parties, it was determined that the First Claim would be conducted against Pelephone and against Cellcom Israel Ltd. and Partner Communications Ltd., and the Second Claim would be conducted against Bezeq and Hot, and the two procedures would be amalgamated.

In this instance, see also Section 2.18.10 above.

3.21.6	In June 2007, a financial claim and an application to approve it as a class action were filed in the Tel Aviv District Court, against Pelephone.

The aggregate amount of the claim is NIS 239 million, and it relates to a group of customers belonging to the Russian sector of the population and the tariff tracks that were offered to them.

According to the plaintiffs, Pelephone misled the subscribers of the New Immigrants Plan to believe that they would be charged on the basis of 12-second units, whereas in practice they were debited on the basis of one-minute units.

It is also alleged that in order to perpetuate the deception, Pelephone did not provide the subscribers with the price list for the plan, as required under its license.

3.21.7
In December 2007, a claim was filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner, together with an application to approve it as a class action in the amount of NIS 1 billion. The claim relates to radiation damage from cellular antennae which were ostensibly erected unlawfully.

3.21.8	In April 2008, a claim was filed at the Tel Aviv District Court against Pelephone, together with an application to approve it as a class action in the amount of approximately NIS 60 million.

The claim is for the refund of amounts which the plaintiffs allege was over-collected from Pelephone's subscribers, and are divided into three causes and three separate groups of plaintiffs:

First: an allegation that Pelephone does not enable toll-free calls to be made from any telephone (in any network) to its service center, in ostensible violation of the provisions of the law. The amount claimed for this cause is NIS 30 million.

Second: an allegation that when making a "dial-on" call from the voice mail box (i.e. continuation of the call from the voice mail directly to the caller who left the message without disconnecting the call), Pelephone also charges for air time for the time until the receiving party (who leaves the message) answers, in ostensible violation of Pelephone's license. The amount claimed for this cause is NIS 10 million.

Third: an allegation that when a subscriber who has signed up for a plan that includes a minutes package, dials within that plan to 1-800 (toll-free) destinations, the full duration of that call is deducted from the minutes package, despite the fact that calls to 1-800 destinations should be at a lower tariff. The claim relates to those subscribers who exceeded their minutes package and were charged for calls in excess of the package. The amount claimed for this cause is NIS 20 million.

3.21.9
In May 2008, a financial claim was filed in the Tel Aviv District Court against Pelephone and a service provider. The claim is in the amount of NIS 479.5 (the statement of claim is headed "Class Action" but does not specify an amount claimed on behalf of the group and does not include separate processes of court – "Statement of Claim" and Application for Recognition as a Class Action" – as required). As noted, the total amount is not defined in the claim. The claim is for a refund of amounts by the service provider, which the plaintiff alleges it collected through Pelephone from members of its customer club for services it provided to those customers.

According to the plaintiff, the agreement between Defendant no. 1 and the members of the customer club, on which basis they became members of the club and monies were collected from them, was flawed, and the aforementioned amounts must therefore be refunded.

The specific allegation against Pelephone is that the debit for the services of the service provider is not clearly differentiated in the phone bill that is sent by Pelephone to its customers, ostensibly in contravention of Pelephone's license.

3.21.10	In May 2008, a claim was filed at the Tel Aviv District Court against Pelephone and others, together with an application to approve it as a class action in the overall amount of NIS 50 million.

The claim is for a refund of excess amounts which the plaintiffs allege was collected from Pelephone's subscribers for "callback services" (calls made from abroad to Israel through a service which the company calls "saver service").

3.21.11	In July 2008, a claim was filed in the Tel Aviv District Court together with an application to approve it as a class action. The inclusive amount of the claim is NIS 240 million.

The claim is for the refund of amounts which the plaintiffs allege was over-collected from Pelephone's subscribers, and is divided into three causes and three separate groups of plaintiffs:

First: an allegation that when making a "dial-on" call from the 144 information service (i.e. continuation of the call to the subscriber whose number was requested, without disconnecting the call), Pelephone charges for air time also for the time until the called party answers, in ostensible violation of Pelephone's license. The amount claimed for this cause is approximately NIS 24 million.

Second: an allegation that the defendant (Pelephone) collects interest in arrears from a subscriber who is late in paying Pelephone, as well as "rescheduling" interest where payments are rescheduled, in ostensible violation of Pelephone's license. The amount claimed for this cause is approximately NIS 48 million.

Third: an allegation that Pelephone collects payment in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, ostensibly in contravention of its license. The amount claimed for this cause is approximately NIS 168 million.

3.21.12
In January 2009, a claim was filed at the Tel Aviv District Court, together with an application to approve it as a class action, in the inclusive amount of NIS 219 million (plus compensation for distress, to be determined by the Court). The claim is for the refund of amounts collected by Pelephone from its subscribers, according to the plaintiff, in respect of surfing on the handset, by representatives of Pelephone when repairing the handset.

3.21.13
In January 2009, a claim was filed in the Tel Aviv District Court together with an application to approve it as a class action, for the inclusive amount of approximately NIS 570 million. The claim is for the refund of amounts collected by Pelephone from its subscribers, according to the plaintiffs, for surfing on the handset by representatives of Pelephone for backing up the phonebook, when the handset is being repaired. The cause of the claim is similar and even parallel to the cause of the claim in section 3.21.12 above.

3.21.14
In August 2009, a claim was filed in the Central Region District Court together with an application to approve it as a class action. The class is to refund amounts collected by Pelephone for payment by standing order at the bank, on the grounds that such collection is contrary to Pelephone's license and in contravention of the law. The amount of the personal claim is NIS 173. No amount was specified in the class action. The claim includes requested relief of a permanent injunction instructing Pelephone to discontinue collecting this amount, and declarative relief that such collection is unlawful.

3.21.15
In August 2009, a claim was filed in the Petach Tikva District Court together with an application to approve it as a class action. The claim addresses the saving of SMS messages which are sent through the Pelephone network, in Pelephone's systems. According to the plaintiffs, saving these messages is in contravention of the law and of Pelephone's license. The relief requested is as follows: declaratory relief, that the information is held unlawfully, mandamus to delete the information, an injunction to prevent messages being saved in future, as well as undefined monetary relief (to be decided by the Court).

3.21.16
In August 2009, a claim was filed in the Tel Aviv District Court together with an application to approve it as a class action. The claim was filed against Pelephone Communications Ltd., Shamir Systems Ltd., and Unicell Advanced Cellular Solutions Ltd. The amount of the claim is approximately NIS 200 million (not divided among the respondents). The claim is for the refund of amounts collected by the respondents (which are debited through the cellular bill) in respect of services provided by the respondents Shamir and Unicell through the cellphone (information sent by SMS). The claim includes requested relief of mandamus, instructing the respondents to discontinue their practice of such debiting. According to the claim, the plaintiff did not ask to join the service offered by Shamir and Unicell, and charging for such services is therefore unlawful.

3.21.17
In October 2009, a claim was filed in the Tel Aviv District Court together with an application to approve it as a class action. The amount of the claim is NIS 331 million. According to the applicant, Pelephone is in violation of its license by offering benefits for purchasing a handset and a refund of competitors' fines, for a period which is longer than the 18-month commitment period (to 36 months). The claim is for Pelephone to pay its customers compensation, equal to the benefits which Pelephone gives its customers during the period after the 18 months, and to instruct the company to limit the benefits it offers to 18 months.

3.21.18
In December 2009, a claim was filed in the Tel Aviv District Court together with an application to approve it as a class action. The claim is in the amount of NIS 50 million. The claims concerns the exit fee which Pelephone charges subscribers who wish to disconnect from the service under the agreement during the commitment period.

3.21.19
In January 2010, four torts claims were received against Pelephone and the Ganim nursing facility. The claims were filed by Ganim's employees in respect of physical injury they suffered, allegedly as a result of exposure to radiation from Pelephone's cellular aerials which are located at the nursing facility. Each claim specifies damage of NIS 1.7 million, where the amount of the claim is at the discretion of the magistrate's court where the claims were filed. At this stage, the possibility is being investigated of handling these claims by the insurance company as part of Pelephone's insurance cover, as it was on the relevant dates.

3.21.20
In February 2010, a claim was filed in the Jerusalem District Court, together with an application to approve it as a class action. The claim is in the amount of NIS 50 million. According to the plaintiff, the Company collects a full exit fee from customers who wish to terminate their agreement during the commitment period, despite the fact that under the agreement, according to the plaintiff, the Company should collect a proportionate exit fee (relative to the period remaining until the end of the period. In addition, according to the plaintiff, the Company acted in contravention of its representations and the law by collecting an exit fee in respect of a basic TV package, despite the fact that the package was given to the plaintiff free of charge. The claim is for the refund of amounts subsequently collected by the Company. The application also includes requested relief of an order instructing the Company to cease such charges.

3.21.21	Procedures which have been concluded

A.
In February 2007, a claim in the amount of NIS 167 million was filed at the Tel Aviv District Court concerning a high charge in respect of calls overseas – in August 2009, the claim was dismissed following a request for withdrawal by the plaintiff.

B.
In June 2008, a claim in the amount of NIS 64 million was filed at the Tel Aviv District Court concerning the refunding of a fee paid for a voucher, which according to the plaintiff Pelephone charged unlawfully – in January 2010 the claim was dismissed.

C.
In October 2008, a claim in the amount of NIS 716 million was filed at the Tel Aviv District Court concerning the collection of amounts in respect of browsing with third generation handsets – in January 2010, the claim was dismissed.

D.
In February 2009, a claim in the amount of NIS 80 million was filed at the Central District Court concerning the erasure of voice messages saved in the voice-mail system after a certain period – in July 2009, the plaintiff announced his withdrawal of the claim, thus ending the claim.

E.
In November 2009, a claim was filed in the Jerusalem District Court in the amount of NIS 900 million, concerning "kosher" tracks which Pelephone markets to the religious and ultra-orthodox sector – in February 2010, the claim was dismissed.

3.22	Goals and Business Strategy

Pelephone’s principal strategic goals are:

1.	To increase revenue and improve profitability

2.	To maintain leadership in third generation

3.	To increase its market share in the long term

To achieve its goals, Pelephone operates on a number of principal levels:

1.	Increasing customer satisfaction

Pelephone acts to increase customer satisfaction and strengthen customer loyalty to Pelephone’s services. These actions are reflected by the improvement of the service system, offers to upgrade terminal equipment, and benefits for Pelephone customers under a marketing package reinforcing the Pelephone-customer relationship. Pelephone uses an advanced measurement system to monitor customer satisfaction, so that it may learn from it and constantly make improvements.

2.	Third generation leadership

Pelephone has set itself the goal of being a third generation leader. In 2008, Pelephone continued to maintain its leadership in this area and it presently has the largest number of subscribers with third generation handsets compared to its competitors. This leadership is reflected in increased revenue from 3G services and by the number of subscribers joining such services.

3.	Managing migration of customers to HSPA/UMTS

To lever the new technology, to improve customer satisfaction and maximize revenues, Pelephone acts to prioritize migration of customers from CDMA to HSPA/UMTS.

4.	Continued investment in infrastructure

Pelephone acts constantly to improve cellular service so that it can offer its customers the most advanced services, high speed access, high reception quality and full national deployment.

The above information contains forward-looking information, which is based on Pelephone's assessments taking into account past experience, surveys regarding the state of the sector in which Pelephone operates, and its own future plans. Actual performance may differ substantially from these assessments, if there is any change in any of the factors taken into account in making these assessments. For risk factors, see section 3.24 below.

3.23	Outlook for Development in 2009

In 2010, a number of negative and positive factors are expected to affect Pelephone’s activities, the main ones being:

3.23.1	Third generation services

Pelephone expects that during 2010, it will continue to increase the number of customers using 3G on the HSPA/UMTS network, it will expand the supply of services, and as a result Pelephone will continue to increase its revenue in this sector.

3.23.2	International roaming services

With the growth in the number of its HSAP/UMTS subscribers, revenues from the roaming services are expected to increase.

3.23.3	Innovative value added services

In 2010, Pelephone is expected to continue to improve its existing services and to widen its range of advanced value added services, which will help improve brand perception and increase revenue from existing customers.

3.23.4	Regulation

In 2010, Pelephone expects revenue to be adversely affected by regulation of policy, license amendments, consumer legislation and various administration provisions that are expected to come into effect during the year, including a possible reduction of the interconnect fee subsequent to a review of the subject by the Ministry of Communications, the ban on price increases in a fixed transaction, and the introduction of MVNO.

The above information contains forward-looking information, which is based on Pelephone's assessments taking into account past experience, surveys regarding the state of the sector in which Pelephone operates, and its own future plans. Actual performance may differ substantially from the assessments set out above, if there is any change in any of the factors taken into account in making these assessments. For risk factors, see section 3.24 below.

3.24	Risk Factors

The Israeli market in which Pelephone operates is stable by nature, however, there are risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors that are unique to the Company.

3.24.1	Macro-economic risks

Exposure to changes in the exchange rates, interest rates and rates of inflation – Pelephone is exposed to risks due to changes in the exchange rates, as most of its terminal equipment, accessories, spare parts and infrastructure are purchased in US dollars, whereas Pelephone's revenues are in shekels. A reduction of the shekel against the dollar may affect Pelephone's profitability if it is unable to adjust the sale price in the short term. Accordingly, Pelephone invests a considerable part of its cash balances in deposits which are exposed to changes in their actual yield resulting from changes in the rate of inflation. Pelephone's loans and debentures which are linked to the CPI bear fixed interest so that any change in the interest rate will affect their fair value but not their book value.

3.24.2	Sector risks

3.24.2.1
Investments in infrastructure and technological changes – The cellular market in Israel and in other countries is characterized by material capital investments in the deployment of infrastructure and in subscriber equipment. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost.

3.24.2.2
Customer credit – Pelephone’s sales to its customers are mostly credit-based. Some of this credit is secured using credit insurance which includes policyholder’s deductibles, and some is secured by sureties provided by customers. The part of this credit, which is not covered by either insurance or sureties, is exposed to risk. Due to the wide distribution of its customers, Pelephone assesses that there is a low risk of substantial harm to its business results.

3.24.2.3
Regulatory developments – In the area of Pelephone’s operations, there is a trend to legislate and impose standards on issues such as the environment, increased competition, tariffs, product liability and the methods used for repairing products. These regulations might, inter alia, make it much more difficult to construct cellular sites, impairing network quality, and increasing the costs of services and marketing. Due to the strong competition, it might not be possible to roll those costs in full onto consumers, which could erode profits in the sector. Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on the Pelephone’s ability to plan its business activity.

3.24.2.4
Competition – The cellular market in Israel is characterized by a high degree of saturation and strong competition, and is exposed to influences due to technological and regulatory developments (see Section 3.7 above).

3.24.2.5
Electromagnetic radiation – Pelephone operates hundreds of transmission facilities and sells terminal equipment that emits electromagnetic radiation (see section 3.17 above). Pelephone is taking steps to ensure that the levels of radiation emitted by these transmission facilities and terminal equipment do not exceed the levels of radiation permitted in the directives of the Ministry of Environment Protection (levels adopted in accordance with international standards). Even though Pelephone acts according to the directives of the Ministry of Environment, if health risks are found to exist or if the transmission sites or terminal equipment are found to emit more radiation than that allowed in radiation standards, constituting a risk to health, the effect could be negative following a reduction in the use of Pelephone’s services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that were deposited with the planning authorities with respect to section 197 of the Planning and Building Law. Pelephone’s third-party liability policy does not currently cover electromagnetic radiation.

3.24.2.6
Site licensing – The establishment and operation of cellular antennas are subject to building permits from the various planning and building committees, a process that involves, inter alia, a number of approvals from State entities and regulatory bodies. For details of the difficulties encountered by Pelephone in the establishment and licensing of sites, see section 3.18 above. These difficulties may impair the quality of the existing network and even more the deployment of the new network.

3.24.3	Pelephone’s risk factors:

3.24.3.1
Terminal equipment quality – Pelephone might be exposed to losses in the event of malfunctions in the terminal equipment that it sells, including indirect damages that could result from such malfunctions.

3.24.3.2
Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of expert professional external insurance consultant in this field. Pelephone has insurance policies which cover the usual risks which Pelephone is exposed to within the limits of the conditions of such policies, including various forms of property insurance and liability insurance, loss of profits, third party liability insurance and officers’ insurance.

3.24.3.3
Serious malfunctions in information systems – Pelephone’s information systems are networked throughout the country through designated communications lines and through the internet. Pelephone’s business is highly dependent upon these systems. Wide-scale malicious harm or malfunction might adversely affect Pelephone’s business and results.

3.24.3.4
Serious malfunctions in the communications network – Pelephone’s communications network is deployed around the country through network core sites and antenna sites. Pelephone’s business is totally dependent upon these systems. Wide scale malicious harm or malfunction might adversely affect Pelephone’s business and results.

3.24.3.5	Damage by natural or other disasters, war, damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

3.24.3.6
Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which will possibly result in its being charged for material amounts that cannot presently be estimated and generally no provision has been made in Pelephone’s financial statements for these proceedings. Class actions may reach high amounts, since approximately one third of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer may grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers for legal proceedings to which Pelephone is a party.

3.24.3.7
Pelephone uses two frequency ranges: 850 MHz and 2100 MHz. These frequencies are exposed to interruptions and could impair service quality of networks operated by Pelephone. The factors that could cause interruption include the fact that the 850 MHz frequency is also used for cable television broadcasts, television stations broadcasting in the Middle East (mainly in Cyprus) on the same frequency causing interruption in the Pelephone’s EVDO/XRTT1 network. In addition, in view of the peace treaty with Jordan, Pelephone is precluded from using part of the frequency range that is suitable for the CDMA network, which is used by Jordan operators. In addition, development of digital multi-channel television broadcasts could aggravate the disturbances in this network.

The above information contains forward-looking information, which is based on Pelephone's assessments. Actual performance may differ substantially from the assessments set out above, if there is any change in any of the factors taken into account in making these assessments.

The following are the risk factors as described above, and their effect in the opinion of management, on its business performance:

Effect of risk factor on all of Pelephone’s activity
Risk factors	Major	Moderate	Minor
Macro-economic risk factors
Economic slowdown		X
Exposure to changes in the exchange rates, interest rates and inflation		X
Sector risk
Investments in infrastructure and technological changes	X
Customer credit			X
Regulatory developments	X
Competition	X
Electromagnetic radiation*
Site licensing	X
Pelephone’s risk factors:
Quality of terminal equipment		X
Property risks and liabilities			X
Serious malfunctions in information systems	X
Serious malfunctions in the communications network	X
Legal proceedings		X
Restrictions applicable to frequencies and disturbance in frequency use		X

* Pelephone is unable to assess the effect of this risk on its operations.

4.	Bezeq International Ltd. - International communications and internet services

4.1	General

4.1.1	Structure and changes to area of operations

Bezeq International, the leading internet and international communications services provider in Israel was established in 1996 as a subsidiary, wholly-owned by the Company. It provides a communication solutions bundle for its customers in the private and business sectors, in four key areas of operation:

1)	Internet access services;

2)	International telephony services;

3)	Network end point (NEP) services;

4)	Data and ICT solutions.

Bezeq International's telephone services, similar to services of other international operators competing in the market, are primarily based on the company's domestic network and on the cellular network for connecting the subscriber to the international switchboard.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

The communications market in Israel is primarily regulated by the Communications (Telecommunications and Broadcasts) Law 5742-1982 ("the Communications Law") (see section 4.17 below).

4.1.2.1	General license

Bezeq International operates under a general license for providing voice, data and internet services (in this chapter: "the License"), which is valid until 2022. The provisions of the license regulate, inter alia, the method for determining tariffs charged by Bezeq International for its services, their updating and collecting the payments for these services.

4.1.2.2	Special general domestic operator license

On February 8, 2009 the Ministry of Communications granted Bezeq International’s subsidiary, B I P Telecom. Ltd., an exclusive general domestic operator’s license to provide domestic broad band telephony (VOB) services.

On August 2, 2009 Bezeq International began providing domestic broad band telephony (VOB) services to its private customers

On December 30, 2009, in view of the Ministry of Communication's announcement that the Company's market share for domestic telephony in the business sector declined to below 85%, the foregoing license was amended permitting Bezeq International to provide the services under the license to its business customers as well.

4.1.2.3	Special license for providing internet access services

On August 10, 2009, Bezeq International received a special license to provide internet access services. The services that Bezeq International is permitted to provide under this license were previously provided under the general license for providing Bezeq International's services. This license equates Bezeq International with all of the other internet providers operating under similar licenses. The license is valid until August 29, 2014.

4.1.2.4	Royalties

Under its license and the Telecommunications (Royalties) Regulations 5761-2001, Bezeq International pays the State of Israel royalties on most of its revenues from providing international call services and point to point lines, deducting permitted expenses and excluding of revenues from customers determined in these regulations. Pursuant to the provisions of the Telecommunications (Royalties) (Amendment) Regulations, 5766-2006, the royalties rate for 2009 was fixed at 1.5% and as of January 1, 2010 the rate will be 1%. In this regard see also section 2.16.3 above.

As of the publication date of the periodic report, there is a dispute between Bezeq International and the Ministry of Communications with regard to the amounts paid in excess by Bezeq International as royalties.

4.1.2.5	NEP license

On December 31, 2006, the Ministry of Communications approved the transfer of BezeqCall’s NEP license to Bezeq International. As of the date of the full merger, Bezeq International has been providing NEP services under this license.

4.1.2.6	Gronau Committee report

For recommendations of the Gronau Committee and their adoption by the Minister of Communications, see section 2.6 above.

Bezeq International estimates that the Minister's decision will not have an effect on the company's business operations, however it is not able at this stage to estimate the possible long term impact, since the application of the changes in its areas of operation require, based on the Minister's decision, completion of the lengthy process of regulation infrastructure preparation, the nature of which is uncertain at this stage, and the creation of new market structures for this infrastructure, which it is still unclear whether and when they will take place.

4.1.2.7	Amendment to the general license – sale of service bundles

On July 3, 2008, Bezeq International received a letter from the Director General of the Ministry of Communications, regarding an amendment to the general license for the sale of service bundles, which includes the services of Bezeq International and Bezeq. The letter included draft amendments to the general licenses of Bezeq International and Bezeq. In its response to this letter and in the framework of the hearing held at the Ministry of Communications on July 20, 2008, Bezeq International informed the Ministry of Communications that it objects to the amendment of its general license, in the proposed wording, because on the one hand, this amendment will not ease the restrictions imposed on Bezeq International and Bezeq for the sale of joint service bundles, and on the other hand, the proposed amendment will have an adverse effect on its current situation and it discriminates against the company in comparison to the competitors. In the course of this hearing, further amendments were made to the draft amendments to the licenses of Bezeq International and the Bezeq, and again, this was not to the satisfaction of Bezeq International. On February 11, 2009, another hearing was held with the Director General of the Ministry of Communications. In this hearing, Bezeq International was assured that the Ministry of Communications would consider cancelling or updating the proposed amendment, to avoid discriminating against Bezeq International versus the competitors.

4.1.2.8	Hearing concerning the arrangement of the structure of the MRT network broad band services market

On August 21, 2009 the Ministry of Communications published a request for public positions concerning the matter of arrangement of the market structure for broad band services over the MRT network. The Ministry wishes, with its request, to examine the proper arrangement standard for these services. A Ministry of Communications decision in this matter, which will change the current arrangement, similarly to the one applicable to the fixed internet access services, may have a significantly positive impact on Bezeq International's business.

4.1.2.9	Changes in the tariff structure for MRT network and overseas communications

On January 31, 2010, the Ministry of Communication decided to adopt the Gronau Committee decision and to enforce the arrangement for fixed line overseas communications for outgoing MRT overseas calls via an international operator only, based on its tariffs, and it will pay the MRT operator for the transfer of the calls based on the tariff fixed in the Interconnect Regulations. The decision also stipulates that the international operator will not be entitled to raise its international communications rate for subscribers calling via the MRT network above the fixed line communications rate to the same destination, and with the addition of the difference between the interconnect price to the MRT network and the interconnect price to the fixed line network. The appropriate amendment to the international operator and MRT licenses will become effective on August 1, 2010. Bezeq International estimates that the decision may have an impact on the scope of international call services it provides to the MRT customers. The decision also constitutes an elementary condition for MRT operators entering the international call market, which may have a material impact on Bezeq International's businesses.

4.1.3	Main entry and exit barriers

4.1.3.1
The main entry barrier in the international call market is the requirement of a license under the Communications Law and investments in infrastructure, which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

4.1.3.2	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

4.1.3.3
The main exit barriers for these markets stem from long-term agreements with infrastructure suppliers and from investments that require a long periods of time to provide returns. Furthermore, Bezeq International is committed to providing service to its customers during the period of their contract.

4.1.4	Substitutes for Bezeq International products

In the international call market, the use of VoIP technology enables transfer of international calls over the internet, for other users of this technology, as well as for TDM network users, through the use of software products and services of communication providers abroad. The attractive cost of using these services lead to a steady growth in the number of users, and as a result – a decline in the revenues of Bezeq International. Furthermore, some service providers operating in the international call market do not have a license (illegal operators) and therefore do not bear the restrictions imposed on Bezeq International by virtue of the license and the provisions of the law.

4.1.5	Structure of competition and changes in the sector

4.1.5.1
In the first year of its operation, from June 1996 to July 1997, Bezeq International was the exclusive provider of international telephony services in Israel. In July 1997, two other international operators entered the market: Barak I.T.C. (1995) – International Telecommunications Services Company Ltd. and 012 Golden Lines Ltd. This led to a sharp fall in the prices of international calls and extensive growth in the capacity of the market. In April 2004, the Communications (Telecommunications and Broadcasts) (Procedures and Conditions for the Receipt of a General License for International Telecommunications Services) Regulations 5764-2004, came into effect. On the publication date of this report, the Ministry of Communications has granted general licenses to provide international telecommunications services to three more operators: Internet Gold-Golden Lines Ltd. (Internet Gold), NetVision Ltd. and Xfone Communication Ltd., all of which commenced operations by the end of 2004. The expansion of competition led to an additional fall in the prices of international calls, although, unlike 1997 when competition began, the volume of international traffic did not undergo a significant increase, since prior to the expansion of competition, call prices did not constitute a factor preventing the public from using the service. The expansion of competition had an adverse effect on the results of Bezeq International’s operation and on its financial condition.

4.1.5.2	In 2007, Barak merged with NetVision, forming NetVision 013 Barak and Internet Gold merged with Golden Lines, forming 012 Smile.

4.1.5.3
During the fourth quarter of 2008, Partner Communications Ltd. ("Partner") entered the internet access and IP based content and telephony operations and began marketing its products to the general public on January 1, 2009. Consequently, Partner entered, as a competitorto the markets in which Bezeq International operates.

4.1.5.4	During January 2010, HOT announced its intention to enter the ISP market. Bezeq International is preparing and adjusting its work plans to its assessments in this regard.

As at the date of the periodic report, licenses for providing internet services have been granted to some 70 companies, among them are five of the aforementioned international operator licensees.

4.2	Products and Services

Below are details of the principal products and services provided by Bezeq International.

4.2.1	Voice services

In the voice services sector, Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free number services for business customers overseas; telephone card services enabling prepaid and postpaid dialing, mainly from overseas to Israel, for business and private customers; and the 1809 service for dialing from Israel to other countries by dialing 1809.

4.2.2	Internet services

In the internet services sector, Bezeq International provides internet access services for private and business customers, including terminal equipment and support, with an emphasis on broadband internet based on ADSL or cable infrastructures; hosting services – site storage and server services in a designated installation for business and private customers, including value-added services (such as monitoring and control); information security services, services securing customers’ internet and LAN connections using the required terminal equipment or software, including monitoring; data services with international data communication IP solutions for business customers, including global deployment if necessary; and wireless (WIFI) access – fast wireless access solutions for private and business customers, including in various public locations (hotspots).

4.2.3	International data services

Supply of international data communication solutions for business customers, includes customized global deployment.

The customer is able to choose from a range of advanced data communication methods:

•
DIA is a reliable and scalable P2P public IP platform manufactured by BT Infonet. The service allows global internet access (ISP) through one internet provider, and is designed as an optimum solution for the current requirements in business VPN connectivity.

•
iWorks is a global offnet internet service that complements DIA, supplied as a one-stop-shop service through Bezeq International. The service provides full connectivity to public internet, through local providers in each country.

•	IP VPN secure service enables transfer of multiple applications on a consolidated network, including data applications, real time and mission critical.

•	Bezeq International supplies a range of private P2P services through optic cables running from Israel to Europe, for which the company has long-term leasing rights.

4.2.4	PBX services

Following the merger with BezeqCall, Bezeq International markets and maintains communication systems in the Israeli market, exchanges, telephony networks and IP communications. As part of the service contracts, Bezeq International supplies direct maintenance of a range of exchange manufacturers. The services are given to gateways, exchanges and network end points (NEP) designated for use with both internal and external lines.

4.2.5	Business customer service:

In addition, Bezeq International provides IT services to its business customers. As part of the comprehensive business IT solution, Bezeq International provides extensive communications services, including: data and overseas communication services, server and website hosting services ("Hosting Services"), technical maintenance and support services, networking and system services, outsourcing and out-tasking services, security and risk management solutions and IP based services.

4.3	Revenue

Bezeq International’s revenue (in NIS millions):

	2009	2008	2007
Total revenue	1,318	1,306	1,304

4.4	New Products

4.4.1	Server Farm

In January 2009, Bezeq International inaugurated a new server farm in Israel. The farm joins the existing server farms of IDC and is expected to host thousands of servers. The establishment of the farm is part of Bezeq International's strategy to become well established in the business sector, especially among small and mid-sized businesses which at the present time prefer to conduct their IT by outsourcing. The new server farm established by Bezeq International is a "green" farm based on an energy saving infrastructure. The farm applies Bezeq International's advantages as a leading internet provider in Israel by being directly connected to the back bone of the company via Gig10 links. In this way, the customers can benefit from maximum flexibility in managing their band widths and from a wide range of sophisticated services such as hosting and management of servers, virtual servers and a range of administered services – backup, information security, attack prevention, monitoring, statistics construction, overseas Israel traffic distribution, groundbreaking broadband service, FTP file transmission services and more.

4.4.2	Key new products launched in 2009:

4.4.2.1
Private NGN – in October 2009 Bezeq International launched a separate internet network intended to enable its private high speed customers (minimum 10MB) to benefit from better surfing experiences. The establishment of the new network and its separation from the network serving lower speed surfers, allows the new network surfers to benefit from an upgraded surfing experience that includes increased broadband and capacity, designated technical service and support call centers and a range of other services and technology advantages.

4.4.2.2	Domestic network – Level 1 – selling domestic wireless networks with advanced encoding and security capacity and top-of-the-line internal firewall software.

4.4.2.3
Premium Support – support service offering a solution for a variety of problems and topics such as domestic network, mailing software, operating media message software and more. The service includes: An exclusive 24 hour access 1-800 number for service customers, telephonic domestic network installation, including connecting all the computers to the network, wireless definitions, defining encoding and network security for the network, defining printer and file sharing over the network, opening communication channels for using software and applications, solutions for a range of problems via expert remote control takeover, initial installation and solutions for media messaging software problems, support for advanced mailing software definitions, opening accounts in community network sites and more.

4.4.2.4
Help Desk Call Center – a service center that deals with customer calls on all IT matters (software/application problems and hardware problems, operating systems and communications). The call center staff members are experts in operating various monitoring tools, connectivity tools and local and broad networks, and they have in-depth knowledge of the relevant hardware (processors, printers, modems, routers and more), various operating systems (NT, Novell, MF, Win), various measuring tools and communication protocols.

4.4.2.5
Online Access – an innovative state-of-the-art MS-Exchange solution for diary sharing, remote access and mobile accessibility to all the information in the Outlook software. The service users can benefit from online diary sharing enabling a secretary direct access to the calendars of managers and employees, remote access and connection to cellular palm computers via PushMail technologies. The solution provides an alternative to a mail server at the customer's site with SaaS (Software as a Service) configuration.

4.4.2.6
Express Support – serves as an alternative to business IT management, where the service components provide support, maintenance and computer breakdown services in the business. The solutions, provided under a SLA contract, provide uniform service supported by the customer's terminal infrastructure and system components by combining expert operation at the customer's premises with back office teams at Bezeq International.

4.5	Marketing, distribution and service

4.5.1	Marketing

The marketing department coordinates all the operations for a number of permanent suppliers, among them advertising companies representing Bezeq International, which are used by Bezeq International to remain in contact with the advertising media (television, internet, radio and the daily national press), production and post-production companies (this changes depending on the requirements of each campaign), design and printing companies, and sales promotion and PR companies. Bezeq International believes that the loss of contact with any of its permanent advertising or marketing suppliers will have no significant effect on its marketing and distribution channels.

4.5.2	Private Market Sales Channels

4.5.2.1	Recruitment center for internet and incoming voice call services providing solutions for demand, and recruitment center for internet and outgoing voice calls based on various files.

4.5.2.2
Retention center for internet and incoming voice call services providing solutions for customers wishing to leave Bezeq International and retention center for internet and outgoing voice call services which handles existing customers proactively.

4.5.2.3	National direct sales setup conducting door-to-door operations, operating points of sale and managing customers.

4.5.2.4	Distribution channel setup including external centers and field systems for resellers and dealers.

4.5.3	Corporate Market Sales Channels:

4.5.3.1	New customer recruitment center – for SMB customers under the ingoing and outgoing call model, using files.

4.5.3.2	Increased existing customer volume center – for SMB customers under the ingoing and outgoing call model, using files.

4.5.3.3
Customer retention center, which handles the heaviest customers in the SMB sector, retains them and increases revenues from them. This center also acts as a second line regarding customer retention matters.

4.5.3.4	National direct sales setup conducting door-to-door operations, operating distributors and recruiting SMB customers.

4.5.3.5	Telemeeting center for setting and coordinating meetings with potential SMB and SME customers.

4.5.3.6	SME sector, which coordinates customer managers who recruit and manage medium-sized customers on an ongoing basis.

4.5.3.7	ENT sector, which coordinates customer managers who recruit and manage strategic customers on an ongoing basis.

4.6	Competition

The main characteristic of market competition in 2009 was the merging of communication groups and offering of comprehensive services and products. Three central groups operate alongside the Bezeq Group in the market today: the IDB Group, Partner Group, HOT group and several independent players.

4.6.1	Voice services

4.6.1.1
At the end of 2009 there were four competitors in the market: 014 Bezeq International, 013 Netvision, 012 Smile and 018 Xfone.

Bezeq International estimates that its market share in outgoing international calls from customers is approximately 36%.

4.6.1.2	General characteristics of competition in 2009

4.6.1.2.1	About 50% of households make international calls at least once a month.

4.6.1.2.2	The various sectors are extremely important (emphasis on immigrants originating from the former USSR) and marketing operations are designed accordingly.

4.6.1.2.3	The product is a commodity.

4.6.1.2.4	The market is a price market.

4.6.1.2.5	There is low consumer involvement due to the low costs.

4.6.1.2.6	Fierce competition and penetration of VoIP technology increase competition for customers.

4.6.2	Internet services

There are a number of competitors in this market, including Bezeq International, 013 NetVision, 012 Smile, Partner (as described in section 4.1.5.3) and two minor niche players. In Bezeq International’s estimation, its market share in the internet service sector is 36%. To the best of Bezeq International's knowledge, HOT is acting to enter the ISP market. As at the date of this report, HOT has not yet been granted a license for providing internet access services.

4.6.2.1	General characteristics of competition in 2009

4.6.2.1.1	Some 73% of Israeli households are connected to the internet and 95% of these have broadband connections.

4.6.2.1.2	There are two alternatives for customers in the market: ADSL, the leading Bezeq infrastructure, and the HOT infrastructure.

4.6.2.1.3
HOT frequently cooperates with Bezeq International’s direct competitors. HOT acts to restrict Bezeq International's internet operations. In addition, as noted above, HOT announced its intention to enter the independent internet access operations through its subsidiary, HOT NET.

4.6.2.2	Main developments in 2009

4.6.2.2.1	Continued slow-down in the growth rate of high-speed internet compared to previous years.

4.6.2.2.2
Upgrade of the internet infrastructures (Bezeq and HOT) and increased speeds offered to the customers – Bezeq's NGN network and HOT's UFI network (DOCSIS) enables the internet access providers and the infrastructure providers to offer a range of speeds from 10MB through 100MB.

4.6.2.2.3	Strengthening of the trend of selling bundle and triple packages in the market. This means that infrastructure suppliers have an effect on the market behavior.

4.6.2.2.4	Purchase of value added services.

4.6.2.2.5	Continued importance of price for the customer. At the same time, and in view of the market saturation, emphasis is placed on strengthening customer loyalty.

4.6.3	Solutions for the business sector – Bezeq International Business

Characteristics of the business sector in 2009

From the aspect of customer orientation and with the aim of increasing revenues from business customers, Bezeq International continues to supply integration services to businesses, providing full solutions in areas such as system, networking, IT, hosting, voice, data, ISP and wireless (wireless networks).

There is a full solution model for the customer, without relying on external suppliers, and the customer has one contact person with responsibility for the process (one supplier, one responsibility).

With the introduction of integration solutions, Bezeq International is facing new competitors in this field, such as Binat, Taldor, and IBM.

The other companies that are in competition with Bezeq International, and which, as well as the Bezeq Group fall into two main communications groups, are also trying to reinforce this field and competition is expected from that direction as well.

4.6.4	NEP services

The traditional field of telephone exchanges is characterized by a large number of competitors and by fierce competition, which has given rise to an erosion of service prices. The most prominent competitors are Tadiran, Eurocom, GlobeCall and Tel-Yad.

The data communications and IP telephony sector is characterized by the entry of new players – IT companies – into the world of voice. These are companies such as Binat, Teldor, Netcom, and IBM, which are substantially different from traditional NEP companies and are on a higher technological level. Telecommunication companies are also conglomerating and new operators, are entering the market, with the intention of providing customers with total communications solutions, such as telephony, transmission, data communications, internet, and information security.

4.7	Seasonality

In general, the revenues and profitability of Bezeq International are affected in a minor way by the seasons and holidays. There are seasonal fluctuations in the following services:

•	Voice services for the business sector – decrease in August and during the Passover / Tabernacle holidays.

•	Voice services for the private sector – increase in the summer months and towards the end of the Gregorian year.

•	Internet services and NEP equipment – increased sales usually achieved in the fourth quarter.

•
Internet services for the business sector – a decrease in the summer months owing to the closure of educational institutions (customers in this sector are not billed for the internet services to which they subscribe during the summer vacation).

4.8	Property, plant and equipment

In the past, Bezeq International referred to international communications infrastructure (underwater cables and international switches) which Bezeq International leases (mainly from Mediterranean Nautilus Limited) as property, plant and equipment. Upon adoption of IFRS, the rights of Bezeq International in international infrastructure can no longer be regarded as property, plant and equipment. For reference to Bezeq International’s contract with the infrastructure supplier Mediterranean Nautilus, see section 4.11.5 below.

Towards the end of 2004, Bezeq International signed an agreement with Veraz, to purchase SoftSwitch switches, which, during the course of 2005, replaced the Alcatel S-12 voice switches (at this stage, these switches are still being used as a non-substantial component in Bezeq International’s voice service systems). These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN), which was also replaced in 2005 as part of the upgrade of its voice setup.

Bezeq International’s technological infrastructures, which support voice, data and internet setups, are deployed in four sites to provide services with high survivability. In 2005, Bezeq International set up another site in London, England to supply advanced services to its customers.

Bezeq International has a long-term lease for the two main structures in which it is based, for average periods of 6 years.

4.9	Intangible assets

4.9.1	Licenses

Bezeq International operates within the framework of a general license for the provision of international telecommunications service. The license constitutes the basis for Bezeq International’s operations.

As of August 10, 2009, Bezeq International's internet access services are provided under a special license for providing internet services, which is valid until August 29, 2014. For further information in this matter see section 4.1.2 above.

4.10	Human resources

The number of persons employed by Bezeq International (employees of the company, employees of human resource firms and outsourcing) is 2,445, of which 995 are corporate headquarters employees.

Organizational structure

Below is the organizational structure of Bezeq International:

CEO

Spokesperson

Legal Counsel

Internal Auditor

Customer Service

Business Development

Business Solutions
Marketing
Human Resources
Finance,
Regulation &
Business
Development
Global Business
Information Technologies
Private Sales and SOHO

All of Bezeq International's employees have standard personal contracts based on their professions and positions.

Bezeq International has a number of employee groups whose wage structure includes a component of performance-linked commissions and incentives. These groups include sales employees, telephone sales representatives, and telephone service and support representatives.

Employees have a leasing arrangement enabling employees to receive vehicles at a fixed cost in accordance with the terms of an agreement between Bezeq International and a leasing company. Employees also have an arrangement for pension and health insurance that is fully subsidized by the company.

Bezeq International invests resources in professional training in accordance with the type of employee and the field in which he or she operates, such as technological training and qualification, manager development courses and more.

4.11	Suppliers

4.11.1	SigValue

In February 2005, Bezeq International signed an agreement with SigValue to purchase an intelligent network system, the cost of which is not material. Bezeq International is dependent on this supplier for some of its services based on the intelligent network.

4.11.2	Tadiran

Bezeq International has an agreement with Tadiran Information Systems Ltd. (which was acquired by IBM) which is implemented by IBM Global Services (Israel) Ltd. (IBM) for the maintenance and development of service absorption and pricing and billing systems. Bezeq International is dependent on this service from IBM.

4.11.3	Contact Center

In 2004, Bezeq International set up a contact center (a system integrating switchboard, collaborative system comprising computer, switchboard and interactive voice response). This setup is used by Bezeq International's service, support and sales centers, and is based on Avaya technology. Bezeq International has an agreement with IBM for ongoing support and maintenance.

4.11.4	Foreign Operators

Bezeq International has financial relations with some 100 foreign operators in approximately 240 destinations worldwide. The substantial foreign operators in terms of size and cost of traffic passing through these operators include British Telecom, Rostelecom, Paltel, and AT&T.

4.11.5	Mediterranean Nautilus Limited

Bezeq International is dependent upon international communications infrastructure provider Mediterranean Nautilus Limited, which supplies it with most of the international communications infrastructure that it requires through a seabed cable running from Israel to Europe. From there onwards, Bezeq International uses other infrastructure for connecting to the rest of the world.

4.11.6	Rights and Obligations in BezeqCall

All of the rights and obligations of BezeqCall under joint venture, marketing and sale agreements to which BezeqCall has been a party, were transferred to Bezeq International, giving it the right to market and supply installation, support and maintenance for equipment sold as part of NEP services. The most significant agreements are with LG, Nortel, Cisco, and Tadiran.

4.12	Working Capital

Bezeq International's cash item includes bank deposits for immediate withdrawal as well as fixed-term deposits on which there are no usage restrictions and which the repayment date, on the investment date, does not exceed three months. Bezeq International holds cash amounts that allow it operational flexibility. Bezeq International has significant receivables and payables balances. With regard to its credit policies, see section 4.13 below. Bezeq International holds stocks for sale and for maintenance, including computer, communications and switchboard equipment. The period for holding stocks derives from the sales and service policy requirements. Based on these requirements, Bezeq International holds stocks according to various categories for periods of 3-4 months on average. The Company's inventory policies aims to hold sufficient stocks for the Company's average requirements as set forth from time to time, with flexibility for unusual cases, based on the nature of the use of the item and its price. Orders from suppliers are placed taking into account past demand and projected forecasts.

4.13	Credit Policies

4.13.1	Credit to customers

4.13.1.1	Most of Bezeq International's customers have credit terms of EOM + 45.

4.13.1.2	Equipment sold to internet customers is usually billed in 24 installments.

As part of the NEP services, Bezeq International makes sales to its customers through payments in many installments. In this way, Bezeq International gives its customers credit, which they repay in installments. To reduce the exposure which might derive from long-term credit to its customers, Bezeq International checks their financial resilience, sets ceilings for the maximum credit available to customers and registers a charge over the equipment sold, pending full repayment of the credit.

4.13.2	Credit from suppliers

Bezeq International receives credit from its suppliers for 30 to 120 days (usually 90 days).

4.14	Investments

4.14.1	Walla Communications Ltd.

On December 31, 2009, Bezeq International held 34.24% (32.41% after full dilution as at December 31, 2008) of the share capital of Walla! Communications Ltd. (Walla). Walla is an Israeli company whose shares are listed on the Tel Aviv Stock Exchange. Walla provides internet services and is an internet portal provider.

Walla ended 2008 with a net profit of NIS 17.4 million and 2009 with a net profit of NIS 20.1 million.

During the first half of 2009, Bezeq International was informed of negotiations Ha'aretz was conducting with several entities, concerning the sale of its shares in Walla. Clarification of the nature of these negotiations revealed a dispute between the parties concerning the interpretation of part of the provisions of the contract signed between them for arranging the obligations and rights of the parties concerning all matters pertaining to the management of Walla with respect to the need for prior approval for any sale of rights and obligations and including shares. Pursuant to the provisions of the contract, a dispute between the parties was recently arbitrated before Dr. E. Winograd, former President of the Tel Aviv District Court. On February 17, 2010 the arbitrator's ruling was handed down, determining that Ha'aretz is entitled to sell its shares in Walla without the need to receive Bezeq International's consent.

For additional details regarding Bezeq International's investment in Walla, see Note 12 to the company’s financial statements for the year ended December 31, 2009, which are included in this periodic report.

4.14.2	B-Zone Partnership

On October 23, 2006, Bezeq International entered into an agreement with 2+ (Two Plus) Wireless Solutions Ltd. (2+) for the establishment of a general partnership called B-Zone (the Partnership). Each party holds 50% of the partnership. The purpose of the partnership is to set up, support and manage wireless browsing networks in public areas, enabling high-speed internet connection and collecting payment from the end-user for internet access (the Area of Operations). Under the agreement, each of the partners transferred its operations in the partners’ area of operations to the partnership, effective from the date of commencement of the partnership’s operations. After the partnership was set up, it signed an agreement with 2+ to provide outsourcing services for the partnership, whereby 2+ attends to the day-to-day operation and management of the partnership.

4.14.3	Bezecom

On December 21, 2006, Bezeq International signed an agreement with DSNR Communications Ltd. for the establishment of a joint company, under which Bezecom Ltd. was established in January 2007 (Bezecom). Bezecom was set up as part of the expansion of Bezeq International’s global operations, together with the DSNR Group, which specializes in online marketing. The purpose of Bezecom is to provide communication services to end-users worldwide, inter alia through a unique communications solution to provide telephony services.

4.15	Financing

4.15.1	General

As of the date of the periodic report, Bezeq International has no liabilities to banks and is not using its approved credit line. The source of Bezeq International's finance in recent years has been a positive cash flow from operating activities.

4.15.2	Bank guarantees

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee of NIS 9.4 million and NIS 1.5 million to fulfill all of the conditions of the license for provision of international telecommunications services. As at the balance sheet date, Bezeq International has provided additional bank guarantees of NIS 8.9 million.

In accordance with the requirements of the Ministry of Communications, Bezeq International provided bank guarantees in the amount of NIS 10 million to fulfill all of the conditions of the exclusive general license for providing domestic fixed line telecommunication services to B I P Telecom. Ltd., a subsidiary of Bezeq International.

4.16	Taxation

At December 31, 2009, the Company has a carried forward capital losses in the amount of NIS 31.1 million.

Furthermore, the company has tax assessments that are deemed final through 2004, inclusive.

See Note 9 to the Company's financial statements for the year ended December 31, 2009, which are included in this periodic report.

4.17	Restrictions and Supervision of Operations

4.17.1	Legislative restrictions

The Communications (Telecommunications and Broadcasts) Law, 5742-1982 and the general license to provide international telecommunications services:

Under the Communications Law, implementation of telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require a license from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compliance of the licensee to provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued by virtue thereof, and for violation of the license terms.

A recently introduced amendment to the provisions of the Communications Law permits the Minister of Communications to prescribe telecommunications services that do not require a license. Pursuant to his declarations, the Ministry of Communications intends to exempt the supply of internet access services.

In view of these provisions of the Communications Law, all Bezeq International's telecommunications services are provided by virtue of the provisions of the licenses granted to it and pursuant to the terms therein, as set forth in Section 4.1.2 above.

4.17.2	Payment for interconnection

The Telecommunications (Interconnect Fees) Regulations, 5760-2000 (the Regulations) regulate the payments made to the domestic operator or the cellular operator.

With regard to payments to be made by Bezeq International, as an international licensee, for the completion of traffic on a cellular network, on March 1, 2008, the present tariff of NIS 0.25 for completion of a call was reduced to a maximum tariff of NIS 0.22.

These tariffs are updated once a year, in accordance with the percentage of the change in the CPI.

4.17.3	Royalties

For payment of royalties, see sections 2.16.3 and 4.1.2.3 above.

4.17.4	Standards

Bezeq International holds ISO 9001:2000 certification for quality management systems and ISO 7799 certification for information security management systems issued by the Israel Standards Institute.

4.18	Joint venture agreements

On January 18, 2010 Bezeq International signed an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, Bezeq International will operate as the exclusive partner of BT Alliance in Israel and will market IT services and products from the global British Telecom's range of services.

4.19	Legal Proceedings

4.19.1
On September 16, 2001 a renewed lawsuit and petition to recognize a class action was filed against Bezeq International and the State of Israel, based on the claim that Bezeq International's tariffs for Bezeq International services for the period from May 10 1996 through July 8, 1997 were exorbitant and unreasonable and constitute exploitation of Bezeq International's status as a monopoly. This was based on the reduction in the prices when the overseas call market was opened for competition. On December 25, 2003, the Court accepted the petition, by virtue of the Antitrust Law and approved the lawsuit as a class action suit. In February 2004, the plaintiff filed an appeal with the Supreme Court against the ruling of the District Court with respect to the pretext set forth in the Unjust Enrichment Law.  In January 2004, the State and the Company filed applications for leave to appeal to the Supreme Court in this matter. The Supreme Court consolidated the hearing in the three foregoing cases (the plaintiff's appeal and the application for leave to appeal of the Company and the State)

4.19.2
On January 27, 2002, a competitor international communications operator filed a lawsuit for monetary compensation in the amount of NIS 53 million against Bezeq International and the Company with the Tel Aviv District Court for damages it claims were caused to it based on several excuses pertaining to the delay in implementing customer subscriptions, management of a central customer file and the Company's campaign to encourage public telephone calls. Subsequent to the failure of the initial mediation proceedings, the plaintiff filed a motion to amend the lawsuit, in which it requested changing all the heads of torts and adding new factual claims. The parties applied for further mediation proceedings which are currently underway. In this regard see also section 2.18.5 above.

4.19.3
During the second quarter of 2008, four claims were filed against the Bezeq International in the Tel Aviv District Court. The claims related to the use of international calling cards to the Philippines, Thailand and Nepal and applications for approval as class actions. The plaintiffs, who are foreign workers, claim that the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards. The plaintiffs also allege that Bezeq International deducts the time spent when unsuccessfully attempting to call someone from the card, contrary to the declaration, not by units of round minutes as indicated, providing misleading information about the number of units on the card and formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs seek court permission to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards for use in calls during the seven year period prior to fining the claim or during the proceedings themselves. The plaintiffs estimate that the damages caused to all the members of the group by Bezeq International is NIS 1,101 million. The plaintiffs also petitioned the Court to order the defendants to cease its conduct as set forth above.

4.19.4
In July 2008, Bezeq International received two claims which were filed in the Tel Aviv District Court, together with a motion to recognize them as class action suits in the matter of charging customers at a dollar exchange rate higher than the representative dollar exchange rate. The plaintiffs, Bezeq International customers, claimed that Bezeq International charged customers who, based on agreements with them, pay for the services according to a dollar tariff, at a higher dollar exchange rate than the representative dollar exchange rate, which they claim is contrary to the agreements with them. The plaintiffs petitioned to recognize their lawsuits as class action suits on behalf of any persons or corporation that engaged in a contract with Bezeq International in which the price per call was set in dollars and Bezeq International charged them according to a higher exchange rate than the representative dollar exchange rate. Since the facts and legal arguments in both cases are similar, consent was filed according to which one of the claims will be erased and only the first claim to be filed will be heard, which does not specify the amount claimed and which is estimated by the plaintiffs to be tens of millions of shekel.

4.19.5
On May 4, 2009, Bezeq International received a claim, together with a motion to approve it as a class action suit, which was filed in the Tel Aviv District Court and which deals with raising of the tariffs for internet access services following the first year in operation and charging the plaintiff for services that it claims it did not order. The applicant requests reimbursement of the excess amounts it claims to have paid and which amount to NIS 2,800 and for the entire group of customers, for whom the price of the services provided to them was raised after the first year, to be NIS 216 million

4.19.6
On January 24, 2010 Bezeq International received a lawsuit together with a motion to approve it as a class action suit, which was filed at the Central District Court against Bezeq International and four other communication licensees, with regard to the defendants' obligation to bear the costs of telephone calls to the technical support call centers for their services. The plaintiffs request reimbursement of all the amounts the consumers were charged when they called a support call center and were required to pay for the call to the MRT operator and/or any other entity, and estimated the total amount of the claim against Bezeq International at NIS 105 million. It should be noted that a similar lawsuit was also filed against the Company (in the amount of NIS 23 million) and against DBS (in the amount of NIS 4 million).

4.19.7
Completed proceeding – a lawsuit and motion to approve a class action dated February 8, 2009, which was filed at the Central District Court against Bezeq International, its subsidiary and the members of the boards of directors of both companies, claiming that sending advertisements to the electronic mail box without consent constitutes a violation of the provisions of the Communications Law. The amount claimed in the class action is NIS 840 million. In May 2009, subsequent to the recommendation of the Court, the plaintiffs withdrew their lawsuit and informed the counsel for Bezeq International that they undertake not to file, directly or indirectly, a new claim instead of the one withdrawn. With this, the proceedings were terminated.

4.19.8
Completed proceeding - In November 1997, a lawsuit and application to approve the lawsuit as class action was filed in the District Court against Bezeq International, the Company, the Chairman of Bezeq International's board of directors and the former CEO of Bezeq International, in an amount estimated by the plaintiffs at NIS 50 million. The suit claims that the Antitrust Commissioner stated that Bezeq International adversely exploited its status in the overseas call market and intentionally implemented a policy of misguiding the public in the matter of the rate for overseas calls. The Supreme Court ruling was handed down in May 2009, rejecting the plaintiff's appeal, and to uphold the ruling of the District Court not to approve the lawsuit as class action. On November 8, 2009, the Supreme Court handed down its ruling, rejecting the plaintiff's petition of June 2009 to hold an additional hearing. With this, the proceedings were terminated.

4.20	Goals, Business Strategy and Expected Development

4.20.1	Bezeq International's goals for 2009

As part of the preparations for 2009, Bezeq International set itself a number of key goals outlining the nature of its operations and reflecting the strategy which it adopted during the year.

4.20.1.1	To leverage changes in the market and continue quantitative and perceptual leadership.

4.20.1.2	To expand the range of telecommunication services and solutions.

4.20.1.3	To create differentiation and adapt the service experience to customer requirements.

4.20.1.4	To empower and develop the company's human resources.

2009 was characterized by continued growth and increases in Bezeq International’s revenues and operating profits.

In 2009, Bezeq International increased the range of communications solutions that it provides to its commercial customers. Bezeq International views the ICT market as having growth potential and plans to further establish its status in this area.

In 2009, Bezeq International continued to invest in its customer service system, which provides service and technical support to its business and private customers.

4.20.2	Bezeq International's goals for 2010

As part of the preparations for 2010 and further to the strategies of the past years, Bezeq International set itself a number of key goals outlining the nature of its operations and reflecting the Company's vision, according to which Bezeq International will continue leading the markets in which it operates, retaining its customary marketing income, developing into new areas of operation and generating maximum value for its shareholders.

The foregoing information is based on information that Bezeq International currently has as at the date of publication of this report, and contains estimates made by Bezeq International, its work assumptions or intentions, as at the date of publication of this report.

The above forecast may not be realized at all or may be realized in part only, due to regulatory changes liable to harm the ability of Bezeq International to provide solutions to existing or changing market requirements, and all the other risk factors listed below.

4.21	Risk Factors

4.21.1	Changes in exchange rates

The main currency used by Bezeq International is the new Israeli shekel, which is also its reporting currency. There is a special risk in the nature of Bezeq International's international transactions: most of its operations (sales) derive from customers in Israel. In addition, Bezeq International provides its services to customers all over the world and collects payments from them in foreign currency, mostly the US dollar. On the other hand, Bezeq International consumes services from suppliers outside Israel and pays for these services in foreign currency, mostly the US dollar. The changes in the exchanges rates of the currencies in which Bezeq International operates opposite the Israeli shekel expose the company to exchange rate differences on the gap created, which could have an adverse effect on its cash flow as well as on its profitability by increasing finance expenses. To protect itself against currency exposure, Bezeq International enters into hedging transactions and purchases other financial instruments.

4.21.2	Competition

For the effect of the competition on Bezeq International’s businesses, see section 4.6. above.

4.21.3	Investments in infrastructures, technological changes and dependence on suppliers

See Section 4.11.

4.21.4	Government supervision and regulation

For the application of the provisions of the law and licensing policy and their effect on Bezeq International, see sections 4.1.2 and 4.1.3.1 above.

4.21.5	Legal proceedings

Bezeq International is a party to legal proceedings, including class actions, which could result in its being required to pay substantial sums. A provision has been made in Bezeq International’s financial statements for the proceedings, which, according to the assessment of the company’s legal counsel, could require the use of Bezeq International's financial resources. For legal proceedings to which Bezeq International is a party, see section 4.19 above.

4.21.6	Dependence on suppliers

See Section 4.11 above.

This information contains forward-looking statements, based on the assessments of the company. The actual results may differ materially from these assessments if there is a change in any of the factors taken into account in these assessments.

Summary of risk factors

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate			X
Sector risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
Dependence on suppliers			X

5.	Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. (DBS)

5.1	General Information on the Area of Operations

DBS, known also by its trade name YES, provides multi-channel satellite broadcast services to subscribers. DBS was founded on December 2, 1998, and has been providing this service since July 2000.

This service enables the provision of multi-channel encrypted digital television broadcasts and value-added services to subscribers who receive the broadcast at home via a small antenna dish from which broadcasts are transmitted to a domestic decoder in the subscriber’s home and connected to the television set.

Most of DBS’s income derives from subscription fees and additional payments made by viewers.

At December 31, 2009 DBS had 570,000 subscribers.

DBS is the only company in Israel currently operating in the satellite multi-channel television broadcasting sector, even though neither the law nor the license awarded to it grant it exclusivity.

5.1.1	Structure of area of operations and changes therein

The area of broadcasts is regulated and activity is carried out by means of various broadcast licenses. The heavy regulation of the field of broadcasting includes the obligation to obtain a license, the obligation to operate in accordance with the relevant provisions of the Communications Law, the provisions of the various licenses and the conditions thereof, and ongoing supervision of the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting (the “Council”).

Multi-channel television broadcasts have been provided in Israel since the early 1990s by companies supplying cable television broadcasts. These companies operated first under regional franchises under exclusivity conditions which were granted to them, and since 2002 they have operated by virtue of long-term broadcast licenses which replaced the franchises. In November 1999 these companies were declared to have a monopoly, under the Antitrust Law, 5748-1988, in the field of multi-channel television broadcasting in the franchise regions in which they operated at the time. Since the end of 2003, the cable corporations have worked jointly in several areas of operations under the brand name HOT. In December 2006, the cable corporations merged into a single merged Cable Company, HOT Cable Communications Systems Ltd. which supplies cable television services to all of the subscribers of the merged cable corporations (the “Cable Company”). The Cable Company holds all of the rights in a limited partnership which owns the cable network infrastructure, including the terminal equipment and broadcasting centers, and which provides communications services, internet access and telephony services.

For the all-in-one services package offered to subscribers which includes, in addition to the multi-channel television services, an internet access infrastructure (high speed broadband) as well as fixed-line telephony services (the package which includes these three services is also known as “Triple Play”), see section 5.1.8 below.

For the advanced television services package with added features, including VOD, PVR and HD, see sections 5.1.4 and 5.2 below.

For streaming of video content over the internet, see section 5.1.4.2 below.

A terrestrial distribution system for digital radio broadcasts began operations in August 2009 (see section 5.1.3.1 below). DBS estimates that said distribution system may in the future also serve as an infrastructure for the provision of television services to mobile end devices which will compete with the services offered by DBS.

5.1.2	Statutory restrictions and special constraints

The Communications Law requires that a broadcasting license be obtained in order to transmit satellite television broadcasts to the public. In January 1999 DBS received the above-mentioned broadcasting license under the provisions of the law and pursuant to the Telecommunications (Proceedings and Conditions for the Grant of a Satellite Broadcasting License) Regulations 5758-1998 (the “Broadcasting License”).

As the result of an amendment to the Broadcasting License in February 2009, the license is valid until January 19, 2017. At the end of this period it will be renewable for additional periods of six years each, subject to the conditions of the license. (For additional licenses granted to DBS, see section 5.10.1 below).

Operations in broadcasting and in other fields of communication are subject to licensing, supervision and the policy decisions of the Ministry of Communications with regard to aspects defined in the law and the communications licenses (which relate mainly to matters regarding competition, consumers, and technical and engineering aspects). As a result of the coherence and overlap between broadcasting and other areas of communications, and the operations of the Cable Company and related telephony and internet entities, broadcasting is materially influenced by the policy and supervision of the Ministry of Communications in various areas that relate to or touch on broadcasting.

The broadcasting operations of DBS and the Cable Company are also under the ongoing supervision of the Council. The Council sets policy and makes rules regarding the content of broadcasts, the duty regarding original Israeli productions, the division of content into genres, broadcasting ethics, consumer protection and other matters in the area of broadcasting policy. The Council is also responsible for enforcing broadcasting legislation, approving the channels that DBS wishes to broadcast, or to cease broadcasting, and is also authorized to amend the broadcasting licenses of DBS and the Cable Company under the conditions set out therein.

The Council has authority in the field of consumer protection, so that the setting and updating of price lists and offers to customers require its consent or the giving of prior notice (in respect of DBS’s activities being subject to legislation and the supervision of the Ministry of Communications and the Council, see also section 5.17 below).

The government may initiate changes to the identity and nature of the bodies supervising the operations of the entities responsible for licensing and supervision of broadcasters (including DBS).

In 2005, the government decided to consolidate the Council’s activities with those of the Second Television and Radio Authority and the Public Broadcasting Regulation Administration into a unified commercial broadcasting authority. This decision was anchored in a government bill, but to the best of DBS’s knowledge, the bill has not been discussed. In addition, to the best of DBS’s knowledge, the government has previously examined setting up a communications authority which would replace the Ministry of Communications and the authorities described in section 5.1.1 above, and which would have all their powers, despite the abovementioned consolidation.

5.1.3	Market developments in the area of operations

In recent years, a number of trends which affect competition have emerged in the broadcasting industry:

5.1.3.1
Pursuant to an amendment to the Second Television and Radio Authority Law, 5750-1990 of February 2008, the Second Television and Radio Authority set up a system which transmits the television channels of the Israel Broadcasting Authority (Channel 1 and Channel 33), the commercial television channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99) to the public freely, nationwide, via a terrestrial transmission service using digital technology, backed up by a digital satellite system (“DTT”). This broadcasting system is a partial substitute for DBS’s transmissions and, in DBS’s assessment, is likely to cause substantial harm to its revenues. In January 2008, a private bill was submitted to the effect that DTT would also include the transmission of two special channels which are broadcast at the date of this report (the Russian language channel – Channel 9 – and the Music 24 Channel), as well as the Educational Television channel. DBS believes that increasing or varying the number of channels transmitted via this system is likely to increase the extent to which the system will substitute for DBS’s services, and therefore, might increase the harm caused to DBS’s revenues.

The private bill regarding the inclusion of the two special channels and the Educational Television channel in DTT was passed in its preliminary reading in the Knesset. Several private bills were also submitted concerning the addition of channels to the bundle of channels designated for broadcasting via DTT and to the best of DBS's knowledge they are in the initial stages of legislation.

At the date of this report the expansion of the above-mentioned DTT is under discussion by the Knesset’s Economy Committee in the Television Broadcasting Bill (Legislation Amendments), 5770-2009.

In February 2009 the Minister of Finance issued a directive determining that set-top boxes for receiving DTT broadcasts would be exempt from purchase tax (despite the fact that purchase tax at the rate of 10% is levied on DBS’s set-top boxes).

5.1.3.2
Further to the government decision of August 2008 and the bill which led to the publication in October 2008 of the National Economy Arrangements (Legislative Amendments for Achieving Budget Goals and Economic Policies for the 2009 Fiscal Year) Bill 5769-2008 (the “Efficiency Bill”), in May 2009 the government decided to amend the Communications Law in order to anchor the following arrangements in legislature.

A.
As of August 1, 2012 DBS and the Cable Company will be obligated to allow any subscriber to connect to a package including Channel 1, Channel 33, Channel 2, Channel 10 and the Knesset Channel (in this paragraph - the “Basic Package”) against payment for the connection to the broadcasting center, which will be calculated on the basis of subscriber connection costs plus reasonable profit; to allow any subscriber to purchase any other broadcast offered by them separately and not to make the purchase of one broadcast conditional upon the purchase of another broadcast, where the determination of a tariff for the purchase of a number of broadcasts shall not be conditional as aforesaid; to set a price based on usage cost plus reasonable profit that will be paid by Basic Package subscribers to the Cable Company and to DBS for transferring their broadcasts; pursuant to the government decision, the Council, with approval from the Minister of Communications and the Minister of Finance, and subject to the conditions set forth in the decision, will be able to postpone, no later than January 1, 2011, the date on which the Basic Package will become available for a period which shall not exceed one year.

B.
DBS and the Cable Company will be authorized to broadcast commercials from January 1, 2012, and the Council will set rules in respect of maximum broadcast time for the various types of channels for a period of three years, which will enable the gradual broadcast of commercials; the Council, with approval from the Minister of Communications and the Minister of Finance, and subject to the conditions set forth in the decision, has been authorized to postpone, no later than January 1, 2011, the date of the permit for the broadcasting of commercials for a period which shall not exceed three years.

C.
That the broadcasting licensees will transmit to all their subscribers broadcasts from the holder of a special cable broadcasting license without collecting payment from subscribers beyond the access fees.

D.
An order will be legislated in respect of the broadcast of joint channels in the format set forth in section 6(20)1 of the Law, which has expired. In addition, the Government decided to instruct the Council to examine cancellation of the restrictions applicable to the special license holders for cable broadcasts that do not exist for DBS and the Cable Company and the establishment of an inter-ministerial committee headed by a representative of the Ministry of Communications to examine the method of arrangements in the commercial television broadcasting sector.

E.
The government also decided that if the Communications Law is amended in accordance with the proposals in the relevant sections of the bill, to instruct the Minister of Communications and the Minister of Finance to apply to the Finance Committee for approval of regulations exempting broadcasting licensees from payment of royalties from the date on which they will be obligated to provide the Basic Package.

F.
In addition, the government decision adopted the recommendations of the Mordecai Committee in all matters pertaining to the transfer of the Second Authority franchise holders from franchise holders to license holders and the establishment of a National Communications Authority, and it also determined the establishment of a committee to examine the advertising commissions paid by advertisers and entities selling advertisements to the advertising companies.

At the date of this report, the above issues are under discussion in the Television Broadcasting (Legislative Amendments) 5770-2009 Bill which is being discussed by the Knesset Economy Committee.

DBS believes the further the bill proceeds along the path toward legislation, the greater will be the harm caused to its revenues.

For the adoption by the Minister of Communications of the Gronau Commission’s conclusions concerning the formulation of policy and competition rules in the arena of broadcasting in Israel, see section 2.6.8 above. On August 13, 2008, the Minister published his decision to adopt the Gronau Commission's recommendations (subject to a few changes and conditions). Nonetheless, the Minister decided that since the Commission focused on the field of telecommunications and an analysis of the broadcasting sector was not discussed in full, a commission will be set up to formulate recommendations and a policy in respect of rules of competition in the multi-channel and commercial television sector. At the date of this report, this commission has not yet been established.

5.1.3.3
In November 2009 the Council instituted a new policy in respect of multi-channel television sports broadcasts since June 2009. According to the decision, content protection for the basic sports channel (Channel 5) and Channel 5+ was expanded and restrictions were imposed on live broadcasts on the paid sports channels. DBS believes that this decision is liable to harm its revenues from the paid sports channels.

In September 2009 the Council published a decision regarding the granting of a special license to DBS and the Cable Company for a movies and series channel. In the decision the Council decided to amend its previous decision so that special licenses would be granted for movie channels, and to examine, within six months from the date of the decision, the possibility of cancelling the prohibition in the Council’s current policy on granting special licenses to movie channels. Furthermore the Council decided to relax certain aspects of the obligation imposed on holders of special licenses to invest in original productions. In February 2010 the Council published details of a hearing regarding its intention to remove the existing restriction whereby one licensee may not hold more than three channels.

5.1.3.4
In March 2009, the recommendations of the inter-ministerial committee headed by the Director-General of the Ministry of Communications and appointed in accordance with the government decision mentioned in section 5.1.3.2 were sent to the Minister of Communications for an examination of the method of regulating commercial television broadcasting, including changing the current franchise regime based on the Second Television and Radio Authority Law, 5760-1990 (the “Second Authority” and the “Second Authority Law”), to a license regime. The recommendations stipulated, inter alia, that from 2012: (1) the franchise regime based on the Second Authority be changed to a licensing regime for key channel broadcasts; (2) DTT be expanded to enable the transmission of broadcasts from any key licensed broadcaster; (3) holders of licenses for multi-channel broadcasts be permitted to broadcast commercials; (4) license holders for multi-channel broadcasts be bound to offer a narrow package including the Basic Package (as defined in section 5.1.3.2 above) and broadcasts of a new license holder for key channel broadcasts. Furthermore, the narrow package would include broadcasts of the holders of special cable broadcasting licenses and holders of licenses for designated channels subject to payment of transfer fees by the license holders; (5) license holders for multi-channel broadcasts would be exempt from payment of royalties to the State. The Commission also recommended the establishment of a national communications authority which would unite the activities of the Council and the Second Authority. If the Commission's recommendations are adopted, they are liable on the one hand to lead to a reduction in DBS’s expenses due to the payment of royalties and an increase in its revenues as a result of the permit to broadcast commercials and on the other to harm its revenues as a result of the obligation to offer a narrow package and as a result of the expansion of DTT. At the report date, the Minister of Communication's decision regarding the adoption of the Commission's recommendations has not yet been published. Furthermore, the recommendations require legislative amendments and their application therefore depends on the formulation of legislation and the wording of the legislation that is formulated, if any.

5.1.3.5
In August 2009 the Supreme Court upheld an appeal from the Antitrust Commissioner of a judgment of the Jerusalem Antitrust Tribunal which granted approval to an application to merge the Company and DBS by increasing the Company's holdings in DBS to 58.4%, subject to the existence of a number of conditions determined in the judgment. The judgment stipulated that this merger would not be approved.

5.1.3.6
In March 2009 the Ministry of Communications and the Council published a hearing regarding the regulation of broadcasts on new broadcasting platforms and technologies. The hearing requested, inter alia, reference to the characterization of the new services in respect of which the need for regulation was examined, including the nature and designation of the content, the manner of its transmission, the end-user viewing device, the need to distinguish between linear broadcasts and VOD broadcasts, the manner in which the services are offered, the identity of the offering entities, the degree of involvement of the service providers in various aspects of the service and the expectations of a reasonable consumer with regard to regulatory protection. Requested in addition was reference to the desired scale of regulation, and inter alia, in the matter of restrictions on adult broadcasting, protection of minors, classification and marking of broadcasts, original production obligations, prohibition on the broadcasting of commercials and broadcasting ethics. In addition, reference was requested in respect of the need for protection of new competitors and the effect regulation would have on the current regulation. DBS submitted its position in the hearing in May 2009. In general DBS is demanding that every television broadcast, both multi-channel television and television broadcasts in general be subject to the same regulatory regime irrespective of infrastructure or range from which the television broadcast reaches the subscriber’s home. DBS is demanding equality of regulation for all television broadcasting entities. If DBS’s position regarding an equal playing field is not accepted, it demands cancellation of the regulation to which it is subject.

In July 2009 the Minister of Communications appointed a commission headed by the ministry’s Director-General and chairman of the Council to formulate recommendations regarding the need for and format of regulation of the transmission of visual content via certain networks. The commission’s conclusions have not yet been published.

5.1.4	Technological changes that materially impact the area of operation

5.1.4.1
Technological developments and changes which have taken place in the field of digital broadcasting enable the provision of “personal television” services, which include bi-directional services that enable reciprocal communications between the individual subscriber and the service provider, and immediate provision of the service individually selected by the subscriber. The principal service in this field at present (also in Israel) is the provision of television services upon the immediate demand of subscribers, also known as Video on Demand (“VOD services”) In the reporting year, VOD services have been provided only by the Cable Company and this has had a material effect on competition in the field of broadcasting (for details, see section 5.7.5 below and for the expected launch of VOD services by DBS, see section 5.4 below).

5.1.4.2
Around the world, transfer services of video content over broadband have developed, whether in closed / managed systems or over the public internet, and this is known as IPTV (Internet Protocol Television). These services and capabilities enable the consumer to watch video content (either by transferring content to all users or by transferring individually upon demand), where the content is viewed sometimes on a personal computer and at other times on television. In Israel, this service has not yet been developed in a closed network, and broadband infrastructure owners might act to launch such services in the future, and entry of another service provider into this field might adversely affect the players in the broadcasting arena. However, at the date of this report, video content is being transferred over the internet (in both local sites designed for Israeli audiences and foreign sites, and via file sharing software), and the development of this trend might substantially affect the broadcasting arena, which is currently based on designated infrastructures, and might enable the supply of varied video content without the need for a designated infrastructure system. (For possible use by DBS of the internet to transfer video content to its subscribers see section 5.4 below).

5.1.5	Critical success factors in area of operations and changes therein

DBS regards the following factors as critical to the success of its operations:

5.1.5.1
Differentiation, innovation and originality in the content, branding and packaging of its broadcasts compared with the broadcasting content of its competitor, the Cable Company. These factors are reflected in the purchase and production of content, which includes current movies, documentary programs and many series containing unique and innovative characteristics, as well as in the production and purchase of original Israeli programming. For such purpose, ongoing investment is required in the area of production and purchase of the content of broadcasts supplied to DBS customers.

5.1.5.2	The ability to offer subscribers personal television services, and in particular, VOD services and PVR and HDPVR machines. (See section 5.7.5 below).

5.1.5.3	The ability to offer a bundle of communications services including television services and other services such as telephony services and internet services (see section 5.7.5 below).

5.1.5.4	Differentiation at the customer service level constitutes a material success factor in DBS’s ability to retain customers in the broadcasting market.

5.1.6	Main entry and exit barriers for the area of operations

5.1.6.1
The main entry barriers into the area of operations are: (a) the need for appropriate licenses under the Communications Law; (b) the immense investments required of carriers in the area of operations, including for the purpose of setting up an appropriate infrastructure and purchasing and producing content; (c) the limited size of the broadcasting market which reduces the size advantage characteristic of the broadcasting field around the world; (d) saturation of the broadcasting market.

Recently, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT – see section 5.1.3.1 above) and as a result of technological developments enabling the transfer of content over alternative infrastructures (such as IPTV – see section 5.1.4.2 above)

5.1.6.2
The principal exit barriers are: (a) the regulatory barrier – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements for ensuring the continuation of broadcasts and services and minimization of harm to subscribers. The licensee is required to continue providing the services under the broadcasting license until the date prescribed by the Minister or until completion of such arrangements as the Minister may instruct, whichever is the later; (b) long-term contracts with important suppliers, entities which granted DBS long-term loans and subscribers.

5.1.7	Substitutes for and changes in products in the sector

With respect to multi-channel television broadcasts, the following principal services can be classified as substitute products:

5.1.7.1
The variety of terrestrial channels and other channels broadcast to the Israeli public free of charge. These channels include Channel 1 (belonging to the Israel Broadcasting Authority), Channel 2, the third commercial Channel (Israel Channel 10), the Knesset channel. In addition, many foreign channels that can be received in Israel via relatively inexpensive end equipment are another substitute product to DBS’s services.

5.1.7.2	DTT, see section 5.1.3.1 above, which constitutes an alternative service to multi-channel broadcasts.

5.1.7.3	Access to video content via broadband infrastructure, including the internet (see section 5.1.4.2 above)

5.1.7.4
Partner Ltd, a cellular operator in Israel, recently launched a venture which is in principle its entry to the ISP sector, the VoIP service sector and the content and broadcasts (particularly VOD) sector.

DBS estimates that content services via the television screen, provided by the cellular companies or any of them, will become a substitute service for the multi-channel television market.

5.1.7.5	DVD libraries

5.1.7.6
DBS is fighting online pirate multi-channel television services which include, inter alia, linear channels to the Russian and Arab sectors in particular, operated by companies which are not based in Israel.

5.1.8	Competition structure and changes therein

The concentrated and complex ownership structure in the areas of content, communications and infrastructure in Israel is likely to lead to control by groups in each chain of content production, packaging and supply. The Cable Company which, together with its associated corporations, has a broad deployment of advanced broadband infrastructures, markets and sells a package of services including multi-channel television services, high-speed internet infrastructure, and fixed-line telephony. The sale of a service package containing the above three kinds of communications services (known as “triple play”) while DBS, which does not have the infrastructure for providing telephony and high-speed internet access services, and is even prevented from offering such a package together with the Company (see section 5.7.4.20 below) does not offer a similar package, is a principal component differentiating the offer to potential subscribers.

In August 2009 the Second Television and Radio Authority began operating a digital-terrestrial service which transmits five basic channels which are not digitally encrypted. A designated set-top box is required for each receiver. For further details see section 5.1.3.1 above.

5.2	Products and Services

DBS’s broadcasts provide its subscribers with a wide variety of channels: there are approximately 150 different video channels (of which 20 are pay per view channels and 10 are HD channels) and 20 radio channels, 30 music channels and 20 information channels (including portals), and interactive services.

The broadcasts include a basic package which each subscriber is required to purchase as well as additional channels chosen by the subscriber, whether as a package or whether as a single channel, based on plans defined from time to time by DBS, with the approval of the Council and pursuant to the terms of the broadcasting license.

The main channel packages marketed by DBS in addition to the basic package are the movie package, the entertainment package, the children's package, the music package, the sports package and the science and nature package. These channel packages appeal to different target populations depending on their viewing habits and preferences.

As part of its operations, DBS also allows its subscribers to purchase movies and programs on a pay-per-view basis, from a list of movies and programs which is updated from time to time.

On March 2, 2010, DBS launched VOD services (see section 5.7.5 below).

DBS markets decoders, called personal video recorders, with the capacity to record content broadcast on the various channels on a hard disk, known by the brand name “yesMax” (“PVR Decoders”). The PVR Decoders interface with DBS’s electronic broadcasts and enable receipt of special services, including ordering recordings in advance, recording series and pausing live broadcasts. The PVR Decoders also enable viewing of the content stored in the decoder’s memory which is updated from time to time by DBS. DBS believes that the marketing of PVR Decoders to DBS’s subscribers constitutes a partial solution for the lack of VOD services.

At the end of 2007, high definition television (HDTV) broadcasts, which can be received through special decoders, were launched in Israel. These broadcasts which, at the date of this report, are provided for a limited number of channels, allow superior quality viewing. DBS estimates that although, at the date of this report, this service is relatively limited, the development of this service may have a significant impact on its broadcasting area of operations.

In April 2009, DBS began marketing PVR Decoders enabling reception of HDTV broadcasts in addition to the other services supplied by the PVR Decoders (“HDPVR Decoders”).

In 2009 DBS achieved a significant increase in the number of its subscribers using PVR and HDPVR Decoders.

Content viewing on a website – in August 2007, DBS launched a content site on the internet in cooperation with Walla! Communications Ltd., which allows viewing of various forms of content, some of them at a fee.

5.3	Revenue and Profitability of Products and Services

Following is a table containing a breakdown of DBS’ revenue (in NIS millions):

	2009	2008
Revenues	1,530	1,513
Gross profit	488	421

5.4	New Products

VOD services – at the end of 2009 DBS began trialing VOD services via the internet (the unmanaged network). This method has limitations with regard to the types of decoders enabling service reception (in the preliminary stage this service will be offered only to owners of HDPVR Decoders and only at a later stage to owners of other decoders), and with regard to availability of services owing to restrictions on the internet infrastructure and bandwidth installed in customer homes. DBS launched this service on March 2, 2010.

5.5	Customers

The overwhelming majority of DBS's subscribers are private customers. DBS's subscriber agreements regulate the rights and obligations of subscribers in their relations with DBS, including the types of services offered and the payments which DBS may collect (the “Subscriber Agreement”). The Subscriber Agreement has been approved by the Council and by the Standard Contracts Tribunal. At the date of this report the validity of the approval granted by the Standard Contracts Tribunal has expired and DBS is working to obtain approval from the Council for amendments to the Subscriber Agreement after which the amended Subscriber Agreement will be resubmitted for approval to the Standard Contracts Tribunal.

5.6	Marketing and Distribution

Marketing of DBS services is by way of publication in the various media. DBS’s sales operations are carried out via three main distribution channels:

5.6.1	Sales people working to recruit subscribers.

5.6.2	Call centers that receive telephone enquiries from customers wishing to receive DBS services or additional services, as well as telemarketing campaigns to potential subscribers.

5.6.3	External resellers under contract with DBS. DBS is somewhat dependent on external resellers working to recruit subscribers among one of DBS’s target groups.

The distribution channels, except for the external resellers, are operated by DBS employees.

5.7	Competition

5.7.1	Competitors in the broadcasting market

The subscriber multi-channel television market in Israel is estimated at approximately 81% of all homes in Israel.

DBS’s principal direct competitor, as mentioned in section 5.1.1 above, is the Cable Company.

DBS estimates its share of the multi-channel television market at December 31, 2009, to the best of its knowledge, at approximately 38% of the number of subscribers.

In addition, DTT services which transmit multi-channel television services to non-subscribers began in August 2009 and they also constitute competition for DBS. DBS is unable to estimate the number of users of DTT services. (For details, see section 5.1.3.1 above).

5.7.2	Broadcasting characteristics of the competitors

DBS’s competitor is the Cable Company. (For the operations of the Cable Company see section 5.1.1 above).

DBS transmits its broadcasts using a digital broadcasting method only, by means of tiering and purchasing channels and single programs at various price levels, whereas the Cable Company broadcasts to most of its subscribers using a digital broadcasting method and the above-mentioned tiering, while for the remainder it uses an analog broadcasting method, which allows for lower-quality viewing, does not enable display of an electronic program guide and requires the purchase of a uniform channel package without the option of choosing broadcasting segments (for further implications of this difference, see section 5.7.4 below).

For the characteristics of DTT services, see section 5.1.3.1 above).

5.7.3	Characteristics of the current competition

In 2008 and 2009 DBS achieved relatively moderate subscriber growth, as illustrated below.

	2009	2008
Increase in number of subscribers	11,005	10,361
Rate of growth	2%	1.9%

At present, competition in the broadcasting arena is focused on broadcast content, on the proposed channel packages, on the price of channels and packages, on service, and on the offer of additional services, including VOD services that are provided by the Cable Company, PVR Decoders, HD broadcasts and HDPVR Decoders. Competition is also characterized by offers of other communications services as part of a “service package” (see section 5.7.5 below).

5.7.4	Positive and negative factors regarding the competition

5.7.4.1	DBS's management estimates that DBS has competitive advantages, the principal ones being:

A.
DBS makes use of advanced digital technology which contributes to picture and sound quality; enables a friendly, fast and convenient user interface for subscribers watching its broadcasts; it enables translation of the broadcast content into foreign languages and the addition of dubbing into other languages (such as Russian), as chosen by the subscriber (in most of DBS's “home channels”); and enables the user to choose a language interface from four options (Hebrew, English, Arabic and Russian). In addition, DBS transmits wide-screen broadcasts in a variety of channels which allows subscribers to watch broadcasts in wide-screen format (which is similar to the format used in cinemas) on television sets. DBS broadcasts a number of channels using sound technology known as Dolby Digital (which is only supported by some of the decoders). DBS also markets HD services (see section 5.2 above).

B.
DBS’s broadcasts are transmitted via satellite, and therefore the broadcasts can also be received in remote or isolated areas where there is no access to a cable infrastructure. The infrastructure available to DBS also enables transmission of content outside Israel's borders. At the date of this report, DBS does not market its broadcasts outside Israel's borders.

C.	The quality and variety of content broadcast by DBS to its subscribers.

D.	The level, quality and availability of DBS’s customer service, both telephone service and technical service.

E.
Accessibility and fast installation of equipment for receiving DBS broadcasts for customers living in buildings that are not connected to a multi-channel television infrastructure in remote or isolated areas.

5.7.4.2	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

A.	Inferiority of infrastructure in respect of the option of offering ‘personal television’ services such as VOD (see section 5.1.4.1 above).

B.
Some of the Cable Company’s customers are customers of analog cable systems (see section 5.7.2 above). Insofar as such customers wish to switch to the digital system, the Cable Company has much greater access to them. The analog broadcasting system allows its subscribers to receive lower-cost broadcasts without using a digital decoder.

C.
The directives issued by the administration of the Ministry of Communications relating to the bi-directional transfer of subscribers between DBS and the Cable Company and use of the infrastructure installed in subscriber homes, require 36 hours’ notice before disconnection of an existing subscriber of the Cable Company (and vice versa in the case of disconnection of an existing DBS subscriber). The Cable Company can exploit this time frame to make special offers to existing subscribers about to leave it for DBS in order to retain their custom. In addition, where the internal wiring infrastructure is owned by the Cable Company, the administration’s directives stipulate that payment must be made therefore (and vice versa). However, at the date of this report, neither the Cable Company nor DBS is in full compliance with the administration’s directives. (For this and the hearing being conducted by the Ministry of Communications in respect of internal wiring, see section 5.17.3 below).

D.
DBS has infrastructure inferiority which does not permit it to transmit telephony and internet services over its infrastructure, as opposed to the Cable Company whose infrastructure enables the provision of such services. This inferiority is even greater given the regulatory restrictions imposed on DBS and on the Company, which restrict DBS’s ability to offer telephony services using the Company’s infrastructure, and the lack of any realistic ability to market the telephony services of the Cable Company. For information regarding the hearing on the matter of the restrictions on offering services together with the Company's services, see this section 5.7.4.2.

E.
A “service package” as described in section 5.1.8 above – a trend for offering a group of communications services has developed in the broadcasting arena as a marketing method to recruit and retain customers and demand from consumers and potential customers for an “all-inclusive service package” continues to grow. This package provides multi-channel television, high-speed internet infrastructure services and fixed-line telephony services supplied by one provider at a price lower than that for the separate purchase of each service.

Regulatory restrictions of structural separation, include restrictions in the joint marketing of products and services, between the Company and its subsidiaries and certain affiliates. So long as these restrictions remain in force, and at the same time, there are no similar restrictions on the Cable Company (and its related corporations in the field of telephony and internet) they harm DBS’s ability to offer a service package at a competitive price.

Enquiries from the Ministry of Communications reveal that the Ministry believes that DBS is not permitted to market the Company's telephony services and this is contrary to DBS's view.

In July 2008, the Communications Ministry informed DBS that it was considering amending the Company's license and as a supplementary amendment, also amending DBS's license in a way which would make it possible to offer a service package based on the following principles:

1.
The service package would be divisible so that it would be possible to purchase any of the services offered in the service package separately at the price at which it is offered in the services package.

2.	A service package not offered by the Cable Company would not be offered.

3.	Approval to market the service package would be granted on the basis of an advance application from DBS to the Ministry of Communications.

4.	The directives relate to the service offered by DBS in conjunction with each of the Company's services.

In its response to the letter from July 2008, DBS raised objections to the proposed amendment to its license. In addition, DBS argued in its response that the granting of an option to market a divisible service package does not provide a genuine solution to the service package offered by the competition and that the amendment should apply to the marketing of telephony services by the Company only and not to other services such as internet infrastructure services. DBS also argued that the mechanism for supervising service packages should be changed in a manner which does not require advance approval from the Ministry of Communications but only a reporting obligation, and that the availability of service packages containing the Company's services should not be limited to those also offered by the Cable Company.

In January 2009, the Ministry of Communications notified DBS of its plans to make certain changes to the license amendments under consideration. As part of the amendments it would be permitted to offer any service package offered by another corporate group in Israel (even if it is not offered in practice); benefits were granted for service package containing broadcasting and infrastructure and internet services only; the Ministry of Communications regulated the approval mechanism for service packages and their amendments. In February 2009, DBS reiterated its objection to amendments to its license, its demand to be allowed to market a non-divisible service package and its opposition to the supervisory mechanism being considered by the Ministry of Communications, as well as to any restriction on the marketing of television services in conjunction with the internet infrastructure services offered by the Company.

In addition, DBS is subject to the restriction on obtaining a license to supply telephony services itself over broadband internet (VOB), whilst telephony services are offered to subscribers of the Cable Company.

A.	DBS has significant expenses involved in leasing space segments, which are necessary for the purpose of providing DBS’s broadcasts.

B.
DBS views the development of the capacity to transmit video content via the internet, including IPTV services as being a factor that might adversely affect its competitive standing in the broadcasting field, including as a result of the entry of additional competitors into the field of multi-channel broadcasts.

C.	DBS regards DTT as a factor which could adversely affect its competitive position (for details, see section 5.1.3.3 above).

5.7.5	Principal methods for coping with competition

The following are the main methods used by DBS to deal with competition in the field of broadcasting:

A.	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and varied content, creating differentiation of its content;

B.	Branding – cultivation, promotion and differentiation of the YES brand;

C.	Service – DBS places an emphasis on its customer service and technical service systems;

D.	It offers deals to existing and potential subscribers;

E.	Technology – continuing investments in technological capabilities and quality of DBS’s broadcasts; emphasizing technological innovation;

F.
Personal television – DBS regards the supply of “personal” television broadcasts as an integral part of the services provided by those operating in the broadcasting market in this modern era, and a significant component of the total bundle of services offered to subscribers.

Advanced decoders – DBS places an emphasis on the broadest possible penetration of PVR and HDPVR decoders. The Cable Company also markets PVR Decoders to its subscribers, although to the best of DBS's knowledge, at significantly lower penetration rates. The Cable Company announced that it intends launching PVR services via the cable network and without the need for a special decoder.

VOD – DBS launched VOD services (see section 5.4 above). This service has been provided by the Cable Company since 2005.

G.
HD – DBS attaches great importance to the supply of high-definition (HD) television services and is marketing HD and HDPVR decoders to its customers and broadcasting a variety of channels using this technology.

5.8	Production Capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments at its disposal. At the date of this report, DBS uses all the space segments at its disposal and so an increase in the number of channels it broadcasts would require additional space segments. DBS leases space segments from a third party (see section 5.18.1).

5.9	Property Plant and Equipment

DBS broadcasts to its subscribers via an engineering setup which contains a ground broadcasting center located in Kfar Saba as well as a secondary broadcasting site situated close to the Re’em Junction, broadcasting to the satellite the content received at the broadcasting centers via optical fibers, cassettes and direct satellite reception from the leased space segments on the Amos 2 and Amos 3 satellites (for lease conditions see section 5.18.1 below) and receiver dishes and decoders located in subscriber homes, enabling reception of the satellite broadcasts and decoding in accordance with the broadcasting package purchased by the subscriber.

At the reporting date, DBS broadcasts various channels from any broadcasting center. Most of the home channels (channels produced by DBS) are broadcast from the broadcasting center in Kfar Saba and the other from the broadcasting center at Re'em. Furthermore, DBS maintains digital archives at the broadcasting centers for storing broadcasting content.

5.9.1	Rental of buildings

DBS’s principal offices, including its management offices, the broadcast center and other operations departments, are in three buildings in the eastern industrial zone in Kfar Saba, in an area covering approximately 10,330 sq m, alongside which there is a parking lot and adjacent facilities: An area of 8,335 sq m (which also contains the broadcasting center) is leased from a third party. This lease period will expire in October 2014, and DBS has an option to extend the contract by a further five years, and this with a price increase of 5%. Another 1,994 sq m are in an adjacent building which is leased from a third party. This lease period expires in July 2010.

In addition, DBS runs three operational centers, one being in the Nesher industrial zone (some 1,612 sq m in area, which is leased from a third party until May 2011), the second is located in the industrial zone at Kanot (some 1,487 sq m in area, which is leased from a third party until July 2011), and the third in Beer Sheva, some 1,100 sq m in area, which is leased until October 2012, (with two options to extend the lease; the first – for an extension of three years until October 2015 and the second – for an extension of five years until October 2020), which are used as technical service, telephone service and sales centers for subscribers. DBS also runs two employee recruitment centers. In addition to the three operational centers, DBS also runs a 1,540 sq m logistics warehouse located at Airport City, which is leased from a third party until May 2013 (with an option to extend the lease until May 2015).

5.9.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in subscriber homes, among them, decoders used as a receiving and decoding unit for the reception signals, which constitute an infrastructure to the subscriber’s television screen as well as smart cards used to decode the encrypted broadcasts, which are transmitted via the NDS encryption system (see section 5.13.1 below).

Some decoders are leased to subscribers in return for a fixed leasing fee paid during the broadcast reception period and some are lent to subscribers (some of these loans are made in return for a deposit which is reduced over the subscription period). A small number of the decoders are sold to subscribers who then own them.

5.9.3	Broadcasting equipment

DBS’s property plant and equipment also includes the broadcasting and reception equipment at the central broadcasting center at Kfar Saba, which includes the reception systems at the broadcasting centers, the compression, encryption, playing and uplink systems, and the compression systems at the secondary broadcasting center at Re’em Junction.

5.10	Intangible Assets

5.10.1	Licenses

DBS owns the following main licenses:

5.10.1.1
Broadcasting license valid until January 2017 – this license is material to DBS’s operations and constitutes the regulatory permit for its broadcasting operations (for the conditions of this license, see section 5.17.2 below).

5.10.1.2
License for satellite television broadcasts in the Judea and Samaria region valid until 2010, and by virtue of this license whose provisions are similar to those of DBS’s main broadcasting license, DBS broadcasts to the Judea and Samaria region. In February 2009, DBS applied to the Civil Administration for an extension of the license until 2014.

In May 2009 a representative from the Civil Administration notified DBS that the Administration was planning to extend the broadcasting license in Judea and Samaria until 2014 together with the license for Israel, although this extension still requires a final decision from the Administration.

In February 2010 DBS requested from the representative of the Civil Administration that this license have the same validity as the broadcasting license, i.e. until January 2017.

5.10.1.3
License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and implementation of setup and ancillary operation activities), which is valid until January 2014 or until the end of DBS’s broadcasting license, whichever is the earlier. This license is material to DBS’s operations and constitutes the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to subscriber homes.

5.10.1.4	License for the provision of uplink/downlink services to other communication licensees which is valid until October 2013. At the date of publication of this report, DBS does not use this license.

5.10.2	Trademarks

DBS owns a variety of trademarks designed to protect its various brands and services. The main registered trademarks relate to the protection of its trading name (Yes), its key content channel names, the names of some of its channel packages and of its unique terminal equipment which it installs in subscriber homes.

5.10.3	Costs of subscriber acquisition

See Note 9 to DBS's Financial Statements for the year ended December 31, 2009, which are attached to this Periodic Report.

5.10.4	Software

See Note 9 to DBS's Financial Statements for the year ended December 31, 2009, which are attached to this Periodic Report.

5.10.5	The balance of the intangible assets (after depreciation) amounts to NIS 67,043,000.

5.11	Broadcasting Rights

5.11.1
DBS holds the broadcasting rights of television content purchased from the owners of intellectual property rights in such content. Sometimes, DBS purchases the right to sell these content broadcasting rights to third parties together with the rights themselves, for the purpose of broadcasting the content again. At the date of this report, revenues from these sales do not amount to a significant percentage of DBS's revenues.

5.11.2
The broadcasting of content in which DBS owns broadcasting rights involves the payment of royalties to the owners of intellectual property rights in musical works, scripts and content direction – i.e., copyright and performers rights in sound recordings for actual broadcasting, including under the Copyright Law, 5768-2007 and the Performers and Broadcasters Rights Law, 5744-1984. Payment of royalties as aforesaid is done via a number of organizations that operate in Israel which collect the royalties for the owners of the intellectual property rights and in return provide the broadcasting entities with blanket licenses. For some of these licenses which represent principal royalty payments, the final sum owed by DBS for uses under the license is prescribed in accordance with the final sum paid by the Cable Company to the licensee for every subscriber, either in the case of an agreement between them and the licensee or in the event of a judicial ruling on a dispute between the parties, the consideration owed by DBS shall in no event exceed that paid currently under the license. Payments by DBS under these licenses are based mainly on a fixed payment and sometimes on various pricing methods, including those that depend on an increase in the number of subscribers as aforesaid.

5.11.3
At present, the trend of transmitting content over non-television media creates some uncertainty as to the payment of royalties for such transmission, inter alia due to the fact that to the best of DBS’s knowledge, some of the authors are not represented by the aforesaid organizations in respect of this media.

5.11.4
DBS participates, fully or partially, in investment in original productions that it broadcasts. In consideration for its investment, DBS is usually entitled, in addition to the right to broadcast the content as part of its transmissions, to rights in such content, in the percentages set out in agreements with the producers. Sometimes, DBS is also entitled to grant authorizations to use rights and to participate in revenues stemming from additional uses of content in addition to their broadcast by DBS.

5.12	Human Resources

5.12.1	Organizational structure

DBS has eight departments, each one headed by a VP who is a member of DBS’s management. DBS’s departments are: marketing, customers (including recruitment of customers and service), content, engineering, finance and operations, human resources, regulation and legal administration, and information systems:

Board of Directors

Customer Service

Information Systems

CEO

Internal Auditor (external)

Marketing
Content
Regulation and Legal Management
Finance and Operation
Human Resources
Engineering

5.12.2	DBS personnel by division

	Number of Employees
Division	At December 31, 2009		At December 31, 2008
Marketing Department	31		31
Customer Service	1,705	22	1,584
Content Department	72		65
Engineering Department	92		82
Finance and Operations Department	117		110
Human resource department	43		40
Regulation and Legal Administration Department	3		3
Information Systems Department	88		77
Management and Spokesperson	7		7
Total	2,158		1,999

22
The increase in the number of employees in this department stems in part from the absorption of employees for the customer service center in Beer Sheva, who in the past were employed by Bezeq On-line Ltd, which provided DBS with these call center services.

5.12.3	Training and development of human resources

DBS provides regular training for its customer service, technical service and sales personnel via its training center.

DBS trains its employees on an ongoing basis and also carries out manager training and support on an ongoing basis.

5.12.4	Employee remuneration schemes

A.
In September 2008, 4,250,000 Company option warrants were allocated to the CEO of DBS, which are exercisable into Company shares at the exercise price of NIS 5.239352 per option warrant (as will be adjusted according to the Company's distribution of dividends as of allocation date). The option warrants will vest in three equal annual portions, whereby the vested options will be exercisable for up to 5 years from the vesting date of the third option portion. This allocation was made after the Antitrust Commissioner confirmed that she does not object to it and after the allocation was approved by DBS and the Company. The fair value of the option warrants on the allocation date was NIS 10,280,000.

B.
An existing annual bonus plan is in place for the CEO of DBS for 2010, based on the rate for the achievement of certain goals as defined in the plan. (For details of DBS’s CEO’s additional remuneration, see note 20 to the financial statements of DBS for the year ended December 31, 2009, which are attached to this Periodic Report. An annual bonus plan also exists for other officers. Furthermore, annual bonuses are granted to other DBS department managers and employees at DBS's discretion.

5.12.5	Benefits and nature of employment agreements

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly salary (usually service representatives and telephone sales representatives). The salaries of sales personnel, service personnel and collection employees consist of a base salary and commissions / bonuses based on performance. The employment agreements are usually for a non-specific period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

In January 2010 the New General Federation of Laborers (the “Histadrut”) began to set up a preliminary union of DBS employees. This union is in its initial stages. At this stage the Histadrut has set up two action committees and it also claims that it represents more than one third of the technicians who are DBS employees, and that it is entitled to conduct collective negotiations with DBS on their behalf. At this stage DBS is investigating the Histadrut’s argument in respect of the technicians as well as its request to be allowed to enter the workplace. The Histadrut refused to furnish DBS the signed application documents in its possession. DBS gave notice to the Histradrut that, in its opinion, at this stage there is no justification to consider the group of employees that the Histadrut calls "YES Technicians" as an independent and separate negotiation unit. DBS informed the Histadrut of the dates, the places and the conditions under which its representatives may enter DBS premises. DBS rejected the Histadrut's claims regarding apparent damage to the employees who are active in the unionization and made a counter claim of trespass against the Histadrut's representatives, asserting that they disrupted the employees' work and caused damage to DBS's property.

DBS employs people at the telephone service call center on the weekly day of rest and on days of rest prescribed by the State and it has an appropriate permit for such employment.

5.13	Raw Materials and Suppliers

5.13.1	Main raw materials

The main raw materials used by DBS for its broadcasting operations are:

A.	Television content

In order to provide its broadcasts DBS purchases broadcasting rights of programs destined for inclusion in content channels and it also produces, by means of a third party, programs destined for inclusion in content channels (local productions)

The broadcasting rights purchased by DBS are presented in DBS’s books on the basis of their cost, where the costs of the broadcasting rights relating to the screening of movies and television programs includes payments made to rights providers pursuant to the agreements with them.

The broadcasting rights are amortized in accordance with their purchase agreements, on the basis of the actual content screening (where the part which is not amortized by the end of the agreement period is amortized in full at the end of the agreement period) or in equal parts on the basis of the rights agreement period.

The costs of local productions made for DBS which, under purchase agreements, may be broadcast a number of times or which may be sold to third parties are deemed to be part of DBS’s broadcasting rights inventories, and their cost is amortized over the period of their expected use, or in accordance with the estimated number of future screenings of such programs, but in any event, they are amortized in full upon expiration of the broadcasting rights under the contract.

In addition, DBS enters into agreements to obtain licenses to broadcast channels in consideration of a set annual payment or a payment dependent on the number of subscribers for the relevant channel.

In view of the proliferation of content providers from which DBS purchases broadcasting rights, DBS does not have a main provider and is not materially dependent on one single content provider. However, in the Israeli sports broadcasting sector there is dependence, at the date of this report, on the purchase of broadcasting rights for local sport channels from two providers of this content.

B.	Space segments

DBS leases rights in satellite space segments by means of which DBS broadcasts from the satellites to the reception dishes installed in subscriber homes. The space segments are leased by means of long-term agreements with the owner of the rights in the space segments (see section 5.18.1 below).

DBS is dependent on the continuing regular availability of the space segments (see section 5.18.2 below).

C.	Digital decoders

DBS purchases digital decoders for the purpose of receiving and decoding its encrypted broadcasts in customer homes.

The key agreement by means of which DBS purchases digital decoders is the agreement between it and Advanced Digital Broadcast S.A. (“ADB”) and Eurocom Digital Communications Ltd. (in this section “Eurocom”) from August 2000 as amended from time to time, in which Mr. Shaul Elovitch, an interested party in DBS, is also an interested party (the “ADB Agreement”). Under the ADB Agreement, DBS purchases decoders from ADB from time to time in accordance with purchase orders which DBS sends to Eurocom. DBS was also awarded a warranty period for the set-top boxes and support service therefore from Eurocom.

In 2009, DBS purchased HDPVR decoders from Eurocom for NIS 54 million.

In July 2004, DBS entered into an agreement with UEC Technologies (Pty) Limited (“UEC”) for the development, manufacture and supply of PVR Decoders. The agreement is for 5 years and it is automatically renewed for additional one-year terms, unless one of the parties gives notice otherwise. DBS was also awarded a warranty period for the set-top boxes and support services, including a local repair laboratory.

In 2009 DBS purchased PVR decoders from UEC for NIS 23 million.

DBS is dependent on ADB through Eurocom for the purchase and maintenance of the decoders, including the PVR and HDPVR decoders. Replacing the supplier of the decoders with another supplier does not in itself involve additional material cost, yet a replacement would entail a significant preparation period in order to adapt the decoders of the replacement supplier to DBS's broadcasting and encryption system and this would lead to loss of revenues for DBS. Maintenance of decoders by a different supplier which did not supply the decoders is liable to involve additional costs and difficulties.

D.	Operating and encryption systems

DBS purchases services and hardware for its broadcasting and encryption operating services from NDS Limited (“NDS”). DBS is dependent on the regular supply of these services.

DBS's agreement with NDS is based on a contract from October 2000 as amended from time to time, for the development, licensing, supply, training, assimilation and maintenance of software and equipment for encryption and broadcasting operations and ancillary operations required for DBS’s multi-channel broadcasting system, including development of a smart card which is inserted into a special decoder drive, used to control the subscriber’s viewing options. The smart card may be updated using a satellite broadcasting signal. NDS undertook to adapt its equipment and services to the decoders purchased by DBS in accordance with the provisions of the agreement. NDS also undertook to provide DBS with support services and provide a warranty for its products. Pursuant to the agreement DBS may order and pay for additional broadcasting equipment and software and also make modification to the existing ones under the conditions set forth in the agreement. The provisions of the agreement were also applied in January 2006, mutatis mutandis, to the advanced (second generation) version of the smart card. In addition, DBS has also entered into a number of agreements with NDS for the development and implementation of a system of applications to enable DBS to offer its subscribers interactive services via PVR decoders, HDPVR decoders, HD decoders and VOD services. DBS pays for NDS services and products based mainly on the number of set-top boxes that it uses and the number of its active subscribers. In November 2009 an amendment to the agreement with NDS was signed whereby the term of the agreements was extended until December 2013, in which, inter alia, the sections relating to the consideration were amended.

5.14	Working Capital

5.14.1	Customers

DBS collects subscriber fees from its customers at the end of each calendar month for the previous calendar month. At December 31, 2009, net customer balance amounted to approximately NIS 160,152,000 net.

5.14.2	Supplier credit

The average supplier credit period in 2009 was 116 days.

5.14.3	Deficit in working capital

At December 31, 2009, DBS’s deficit in working capital amounted to NIS 724,972,000.

5.15	Financing

5.15.1	Average interest rate for loans

5.15.1.1	Shareholders

The loans granted to DBS by its shareholders (among them the Company) are divided into three types:

A.	CPI-linked non-interest bearing loans

B.	CPI-linked loans bearing annual interest of 5.5%

C.	CPI-linked loans bearing annual interest of 11%

These loans were included in DBS's Financial Statements at their discounted value based on the interest rate of 11.64%-15.63%, constituting the fair value for July 2007. The current financing expenses in the Financial Statements are recorded in accordance with these rates, with the addition of linkage to the index. For further information, see Note 17A(3) to DBS's Financial Statements for the year ended December 31, 2009, which are attached to this Periodic Report.

5.15.1.2	Institutional bodies

The loans provided to DBS by institutional bodies in 2005 (see section 5.18.5 below) are linked to the consumer price index and bear interest at an annual rate of 11%.

Debentures (Series A) of DBS are linked to the consumer price index and at the date of this report, bear annual interest at a rate of 8.4% (see section 5.15.8 below).

5.15.1.3	Banks

Short-term credit – the average interest rate for this credit for 2009 was 4%. The effective interest for 2009 was 4.07%.

Long-term credit – long-term loans bearing fixed interest for the period until the end of 2010 at an average annual rate of 5.52%.

5.15.2	Credit restrictions applicable to the corporation

Under a financing agreement between DBS and a consortium of banks that provided DBS with banking finance, as re-expressed in August 2003 and amended from time to time (the “Financing Agreement” and the “Banks”, respectively), DBS must comply with all the following financial criteria:

A.	Minimum overall income

B.	Minimum operating surplus

C.	Minimum operating surplus less DBS’s investment in decoders and modems

D.	Maximum and minimum supplier credit

E.	Minimum targets for coverage of the bank debt and debt balances

F.	Maximum overall financing requirements

G.	Maximum churn rate

The values for compliance with the financial criteria are variable and are measured quarterly (except for a different measure for the criterion of the maximum subscriber churn rate). Non-compliance grants the Banks the right to demand early repayment of the loans and the right not to provide DBS with the balance of any unused credit line.

In 2006, DBS began gradual repayment of its bank credit with an installment plan ending in 2013.

In July 2007, the finance agreement was amended by means of an appendix. This appendix contains, inter alia, a mechanism as part of the above amendment for determining the rate of receipts of issues of DBS debentures (series A), including future extensions of the series, if any, to be used for repayment of the bank credit. (For details of the debenture issue see also Note 15 to DBS's Financial Statements for the period ended December 31, 2009, which are attached to this Periodic Report, and also section 5.15.8 below.

5.15.3	At the date of this report, DBS has reached an agreement in principle with the Banks, which has not yet become a binding agreement, whereby:

A.	Another bank will join DBS's bank consortium under the conditions of the Financing Agreement.

B.	The loan to be made available by the additional bank will be used mainly for repayment of the existing bank credit and its balance for DBS's financing purposes.

C.	The bank credit reimbursement period will be extended so that it concludes at the end of 2015.

D.
The financial conditions with which DBS must comply under the financing agreement (see section 5.15.2 above) will be amended and will be replaced by other conditions which will be suited to DBS's business plan.

5.15.4	In addition to the abovementioned financial commitments, pursuant to the Financing Agreement additional restrictions anchored therein apply to DBS, the main ones being:

A.	Restrictions on its compliance with the business plan, updating of the plan and engaging in operations that are not an integral part of its current operations.

B.	Restrictions on the assumption of third-party liabilities, including the receiving and granting of credit.

C.	Restrictions on the distribution of profits and payment of management fees or similar payments to shareholders.

D.	Restrictions on the creation of pledges and sale of certain assets without consent from the Banks.

E.
Restrictions on DBS’s transactions with interested parties, changes of ownership in DBS, the purchase of securities in any corporation and the offering of its securities to the public (including the issue of debentures).

F.
Restrictions on the shareholder loans given to DBS, including their inferiority to the bank credit (and to debentures issued to the public, if any), and restrictions on the repayment thereof prior to repayment of the bank credit in full, except in respect of shareholder loans given to DBS after April 1, 2004, which DBS may repay on account thereof prior to full repayment of the bank credit, under the conditions set out in the Financing Agreement (DBS and the Banks have agreed that they will view the loans received by DBS from institutional bodies in 2005 (see section 5.18.5 below) as being part of the aforesaid shareholder loans, and accordingly, DBS may repay them under certain restrictions as set out in the Financing Agreement, prior to full repayment of the bank credit).

G.
Restrictions on the allotment of shares or other DBS securities without consent from the Banks, except for the allotment of securities to DBS shareholders which was permitted under the conditions set out in the Financing Agreement.

DBS is bound to make mandatory repayment of sums that it receives in respect of the issue of shares or debentures to the public, sale or transfer of property and certain cash flow surpluses of DBS, on the conditions and at the rates set out in the Financing Agreement. DBS may, voluntarily, effect early repayment sums received in respect of issue of shares or debentures to the public, which may remain after the aforesaid mandatory repayment, on such conditions and at such rates as are set out in the Financing Agreement.

The Financing Agreement also stipulates provisions regarding various reports which DBS is required to provide to the Banks, including in respect of examination of its compliance with the financial conditions.

The Financing Agreement stipulates a list of events which constitute breach thereof, and which entitle the Banks, under the conditions set out in the Financing Agreement, to make the bank credit immediately repayable.

5.15.5
DBS has created a floating charge in favor of the Banks, and has created fixed charges in favor of the Banks over its rights under material agreements to which it is party, over its unissued registered capital, over its goodwill, over certain intellectual property rights, and over the insurance rights to which it is entitled under the insurance policies issued to it (the charge does not apply to DBS’s rights under its broadcasting license). These charges were taken at equal rank, pari-passu, with similar charges created by DBS in favor of the holders of its debentures (Series A) (see section 5.115.8 below).

5.15.6
The shareholders of DBS, with the exception of the Company, have pledged the DBS shares that they hold in favor of the Banks, to guarantee the sums provided by the Banks and which they will provide to DBS. Most of the shareholders also pledged their rights to repayment of the shareholder loans granted to DBS in favor of the Banks and confirmed to the Banks that pending repayment of the full bank credit, the shareholder loans would be inferior to the bank credit, that they would not effect disposition thereof and that they would not require that they be repaid nor any security in respect thereof. In view of the restrictions on the Company's ability to pledge its assets as a result of the negative pledge created by the Company in favor of its creditors, on November 23, 2000 the Company gave a guarantee of DBS’s debts to the Banks, provided that the amount which the Banks receive in repayment by the Company of its guarantee does not exceed the value of its shares in DBS on the date on which the Banks realize the shares which the other shareholders pledged in their favor. The Company also gave an undertaking to sell its shares if the shares pledged by the Banks are sold. Pursuant to a deed of amendment of the guarantee of May 2, 2002, the Company consented that in the event of realization of the collateral given by the other shareholders the Company would waive repayment of the shareholder loans it granted to DBS. The Company also consented that its guarantee would also apply, mutatis mutandis, to the options allotted to it by DBS and to the right to receive them.

The shareholders in DBS with the exception of Gilat DBS Ltd., gave an undertaking to the Banks inter alia not to oppose the sale or other realization of their shares in DBS, which had been pledged or in respect of which a guarantee had been given (by the Company), so that the bank could make the sale in the form of a friendly liquidation.

5.15.7
At the date of this report, DBS is not in compliance with some of its undertakings under the Financing Agreement to take out insurance in respect of its operations and assets. DBS is negotiating with the Banks for relief in respect of these insurance undertakings, which will enable it to comply with these undertakings. In December 2009, the Banks and DBS signed an amendment to the Financing Agreement, whereby, subject to the terms of this amendment, DBS is under no obligation to take out satellite failure insurance (which is one of the above insurances).

In the assessment of DBS’s management, the sources of funding at its disposal as a result of the above amendment to the Financing Agreement will be sufficient for its needs for activities in the coming year, in accordance with the cash flow forecasts approved by the board of directors of DBS. If additional sources are required in order to meet operational requirements for the coming year, or the above amendment is not signed or does not take effect, DBS shall adapt its operations so that it will not require sources in addition to those at its disposal.

At December 31, 2009 DBS was in compliance with the financial covenants under the Financing Agreement (which were updated in March 2009).

5.15.8	Private issue of debentures

In July 2007, DBS raised the sum of approximately NIS 620 million as part of a private issue to institutional investors of registered debentures (Series A) which were listed on TACT Institutional at TASE (the “Debentures”). For the purpose of this issue, the Debentures were rated as BBB- / stable by Maalot the Israel Securities Rating Company Ltd. which, to the best of DBS’s knowledge, has changed its name to Standard & Poors Maalot Ltd. (“Maalot”). In August 2008 Maalot announced that it had authorized this rating.

The Debentures are to be repaid in eight annual principal payments, in July 2010-2017, the principal payments in each of the years 2010-2013 being at a rate of 8% of the par value of the Debentures, and the principal payments in the rest of the years 2014-2017 being at a rate of 17% of the par value of the Debentures. The Debentures are linked to the consumer price index as of the index for June 2007, and bear annual linked interest at a rate of 7.9% per annum (subject to various possible adjustments in accordance with the conditions of the Debentures) which shall be paid in half-yearly installments in January and July of each of the years 2009-2017. DBS has not undertaken to list the Debentures for trading on the TASE, however, if the Debentures are listed for trading on the TASE, the annual interest to be paid on them from the listing date shall be reduced to 7.4%. Since the Debentures were not listed for trading on the TASE by July 31, 2008, the annual interest rate paid on them increased, in accordance with the terms and conditions of the Debentures as of July 31, 2008, to 8.4% as long as they are not listed (and if they are listed on a later date, the interest rate will be decreased from that date to 7.4% as aforesaid). In addition, if DBS does not comply with the financial commitments set out in the Financing Agreement between it and the Banks, and as a condition of the waiver by the Banks of such a breach, DBS shall undertake to pay the Banks a supplement on the bank credit margin, and if at that time the Debentures are not listed for trading, then as long as it pays the Banks the above-mentioned supplement on the bank credit margin and the Debentures are not listed for trading, DBS shall pay the Debenture holders an annual interest supplement at the same rate.

Additional provisions have also been made in the Debentures, including in respect of related payments, payment dates, and the method of convening of general meetings of Debenture holders.

In respect of the issue of the Debentures, DBS and Hermetic Trusts (1975) Ltd. (the “Trustee”) executed a deed of trust in July 2007 (for the main points of the deed of trust, see section 5.18.3 below).

The Debentures are secured by a first degree floating charge, with no restriction on the amount, on all of DBS’s assets (apart from exceptions stemming from the provisions of the Communications Law) created by DBS in favor of the Trustee, including a condition restricting the creation of additional charges (apart from charges and actions during the ordinary course of business and charges and actions permitted under the deed of trust) and a first degree fixed charge, with no restriction on the amount, on the rights and assets of DBS, pledged by it in favor of the Banks (apart from exceptions stemming from the provisions of the Communications Law) (the “Trustee’s Guarantees”). The Trustee’s Guarantees are ranked first and equal (pari passu) to the floating charges and fixed charge created by DBS in favor of the Banks, to guarantee the bank credit (the Banks’ Guarantees), without taking into account the dates of creation of the various guarantees and/or the dates of registration of such with the Companies’ Registrar and/or the Registrar of Pledges. The creation of other pledges by DBS in favor of the Banks shall be subject to the consent of the Trustee, unless such pledges are also registered in favor of the Trustee. In the event of realization of the Trustee’s Guarantees and/or the Banks' Guarantees and/or realization of the assets which are the object of these guarantees, including by the holders of other securities who have received a pledge on these assets, the proceeds of the realization shall be distributed pro rata between the Trustee, the Banks and the aforesaid holders, where each holder of a pledge shall receive its pro rata share of the proceeds, equal to its pro rata share of the debt (as defined in the deed of trust) divided by the total debt secured by these assets.

For the purpose of rating the debentures, DBS has undertaken to Maalot (and to it alone) that it shall not make payment on account of the shareholder loan prior to the end of the life of the Debentures.

(For further details of this issue, see Note 15 to the Company's Financial Statements for the year ended December 31, 2009, which are attached to this Periodic Report).

5.15.9	The Corporation’s credit facility

Credit framework	Used by 31.12.2009	Used by February 23, 2010
960,000	893,000	883,560

(NIS thousands)

(For details, see Note 29 to DBS's Financial Statements for the year ended December 31, 2009 which are attached to this Periodic Report.

For the position taken by the Ministry of Communications regarding limitations on the shareholder loans granted by the Company to DBS, Note 5.D to DBS's Financial Statements for the period ended December 31, 2009, which are attached to this Periodic Report.

5.16	Taxation

See Note 28 to DBS's Financial Statements for the period ended December 31, 2009, which are attached to this Periodic Report

5.17	Restrictions on and Supervision of the Corporation

5.17.1	Subjection of activities to specific laws

DBS’s operations are regulated by and subject to a special extensive system of laws (from primary legislation to administrative directives and Council decisions). The above legislation, secondary legislation, resolutions of the Council and administrative directives have a material impact on DBS and its operations. Likewise, legislation and secondary legislation in the fields of communications and consumer protection have a material impact on DBS.

Restrictions are applicable to DBS under the Communications Law and the regulations promulgated pursuant thereto. The Communications (Telecommunications and Broadcasting) (Proceedings and Conditions for Granting of a Satellite Broadcasting License) Regulations, 5758-1998 (the “License Regulations”), determine the processes and conditions for receipt of a broadcasting license, and also various restrictions applicable to a licensee during the term of the license. The License Regulations prescribe, inter alia, suitability conditions for a satellite broadcasting licensee, relating to the direct or indirect holdings of the broadcasting licensee and the interested parties therein, in cable broadcasting franchisees, in franchisees pursuant to the Second Television and Radio Authority Law, 5750-1990, and in proprietors of daily newspapers.

In October 2008, the Ministry of Communications informed DBS that since Bank Leumi Ltd. (in this section: “Bank Leumi”) is part of the consortium of banks in whose favor some of the DBS shareholders pledged the DBS share capital held by them on the one hand, and on the other hand Bank Leumi's holding in part of the share capital of Keshet Broadcasting Ltd., the franchise holder in accordance with the Second Television and Radio Authority Law, 5750-1990, as of October 31, 2008, the date on which the transfer provision set forth in the License Regulations for the granting of a license expired in respect of a parallel holding as aforesaid at a rate exceeding 25% of the franchise holder's equity, one of the qualification restrictions set forth in the License Regulations, in the opinion of the Ministry of Communication, will be applicable with regard to DBS. In September 2009 Bank Leumi announced that its subsidiary had entered into an agreement to sell all its holdings in Keshet Broadcasting Ltd., subject to the existence of conditions precedent. To the best of DBS's knowledge, as long as this transaction is completed, the pledge of DBS's shares to Bank Leumi will not constitute a breach of the above-mentioned qualification restriction as far as the Ministry of Communications is concerned.

Pursuant to the Communications Rules (Broadcasting Licensee) 5747-1987 (the “Communications Rules”), various obligations and restrictions apply to DBS, including those relating to broadcasting content and investment in local productions.

Pursuant to the Telecommunications (Telecommunications and Broadcasting) (Television Broadcasts via Satellite) (License Fee and Royalties) Regulations, 5759-1999 (the “Royalty Regulations”), DBS, as a satellite broadcasting license holder, is obligated to pay royalties at the rate of 1% of its revenues from the provision of broadcasting services. In 2009 DBS completed the payment of royalties which it owed for previous years, in accordance with an agreement it signed with the State.

Under section 6WW of the Communications Law, the license may prescribe the maximum prices that a subscriber may be billed for. At the date of this report, no such prices have been prescribed.

In accordance with the requirements of the broadcasting license and regulations determined by the Council, for each of the years 2009 and 2010 DBS must invest in local productions an amount which shall not be less than 8% of its revenues from subscription charges.

In October 2009 the Council notified DBS, inter alia, that there was a shortfall in its investment in local productions of external production channels which DBS needs to make up during 2010 and 2011. The chairman of the Council also imposed a financial penalty on DBS for this reason. In addition, the Council notified DBS that it was not in compliance with its obligation to invest in television and cinema movies, complicated drama and types of drama for 2008 (including its failure to make up past shortfalls) and that it was also under an obligation to make up this shortfall in 2010 and 2011. A financial penalty was imposed on DBS for this noncompliance as well.

Under the requirements of the law and the license, DBS is required to allow channel producers determined in law to make use of its infrastructures in order to broadcast to its subscribers, in return for payment to be set out in an agreement, and in the absence of any agreement, in consideration for payment to be prescribed by the Minister, after consultation with the Council. For further information relating to the hearing announced by the Ministry of Communications with regard to transmission fees to be paid by independent channel producers as aforesaid, see section 5.17.3 below.

Pursuant to the Consumer Protection Law, there is an obligation to notify the date of the termination of the agreement period and consent from the customer must be obtained before the agreement may be extended beyond its original term.

5.17.2	Operations subject to broadcasting license

DBS’s operations are subject to the provisions of its broadcasting license. The Communications Law, the License Regulations and the broadcasting license stipulate a number of grounds on the basis of which the Minister of Communications can terminate, restrict or make the broadcasting license conditional, after consultation with the Council and the granting of a hearing to the broadcasting licensee, among them, violation of the provisions of the law or rules and regulations pursuant thereto, a material violation of the terms of the broadcasting license or a non-material violation which was not corrected after a warning from the Minister or the Council, the cessation of broadcasts for an unreasonable period of time or the total cessation of broadcasts for 14 consecutive days, noncompliance of the licensee with the restrictions determined in relation thereto in the License Regulations, and the appointment of a receiver or temporary liquidator for the licensee or the issuing of a liquidation order, all pertaining to the licensee.

The Minister of Communications, in consultation with the Council, and after granting the broadcasting licensee an opportunity to make its arguments and consider the harm to its rights, may change the terms of the broadcasting license, inter alia, for the purpose of the goals stipulated in the license. In addition, the Council alone has concurrent authority to amend the broadcasting license, provided that the broadcast licensee is first given an opportunity to make its arguments.

5.17.3	Principal restrictions by virtue of the law and broadcasting license

The Communications Law and Broadcasting Regulations stipulated the following principal general conditions: The broadcasting license may not be transferred or attached; encumbrance of the broadcasting license, as much as it may be encumbered under the law, requires prior written approval from the Minister of Communications; transfer, encumbrance or attachment of any of the assets of the broadcasting license from August 2001 onwards, which were not granted advance permission in the license, require approval from the Minister of Communications, except for encumbrance of an asset in favor of a banking corporation (in this respect, DBS received the consent of the Ministry of Communications for an encumbrance that DBS sought to create inter alia on the “license assets” in favor of the trustee for the debenture holders); an encumbrance placed on any of the broadcasting license’s assets shall only be realized in the manner prescribed by the Minister of Communications; DBS’s broadcasts and their scope, in accordance with the Broadcasting License, are subject to the provisions of the law; a change, directly or indirectly, in the control of DBS, a change in the holding of the means of control (of any type whatsoever) in a percentage of 10% or more and a change in the holding of the means of control in any percentage resulting in a person becoming a rights holder of the licensee (as defined in the License Regulations) or ceasing to be a rights holder requires prior written approval from the Minister of Communications, after consultation with the Council. If the change in the holding of the means of control does not exceed 15% of the holding of the means of control in a company whose shares are listed on the Stock Exchange, this approval is not required in respect of the listed shares and their accompanying rights, provided that it is not a change in the control thereof and a report is delivered as set forth in the license. Reporting requirements were stipulated concerning holders of the means of control and restriction on encumbrance of the means of control; cross-ownership in the licensee is prohibited as set forth in the License Regulations; competition pertaining to the provision of broadcasts and services shall not be prejudiced, including terminal equipment or other telecommunications services, by any agreement, arrangement or understanding to which the broadcasting licensee, any body in which the broadcasting licensee, an officer of the broadcasting licensee, or any holder of rights in a company owning a broadcasting license (and also an officer of the owner of a right therein) are parties, unless approved in advance and in writing by the Council; advertising broadcasts are prohibited (this prohibition also applies to the Cable Company) except for the transmission of foreign channels containing advertisements which are not aimed primarily at Israel and except for sponsorship and service broadcasts, under restrictions prescribed by the Council.

The broadcasting license also stipulates conditions for the establishment and operation of a satellite broadcasting system; subscriber service conditions, including the obligation to receive approval from the Council and Standard Contracts Tribunal of the subscriber agreement; the obligation to connect applicants and the prohibition of preconditions; the obligation to provide the services throughout the year; prohibition on discriminating among subscribers, with the exception of offering different rates to reasonably categorized types of subscribers; maintaining a subscriber service center, maintaining a supply and maintenance system and ongoing maintenance of terminal equipment and protection of subscriber privacy; conditions for the cessation or disconnection of service and conditions governing supervision of the operations of a broadcasting licensee and the obligation to submit reports to the Ministry of Communications, and conditions governing the compliance with standards of the terminal equipment installed by DBS.

The broadcasting license stipulates provisions regarding the types of payments that the broadcasting licensee may collect from its subscribers. The licensee is under an obligation to give written notice to the chairman of the Council of any change in the price list approved by the Council, immediately upon its publication or upon notice of a change to subscribers, whichever is the earlier, and the chairman may, if he is of the opinion that such a change might harm competition, mislead the public, discriminate among subscribers, cause unfair competition, or that it does not comply with the provisions of the law, the regulations, the rules, the license or the Council’s policy, instruct the licensee not to change the price list or give notice that he intends to place the change before the Council for discussion. If the chairman does not give the licensee notice as aforesaid prior to the date of commencement of the change, the change shall come into force. In respect of price reductions, discounts and promotions (for a restricted period), DBS is required to notify the chairman of the Council no later than the date of publication or commencement, whichever is the earlier, and the chairman may intervene if he finds that they mislead the public or discriminate between subscribers.

The broadcasting license sets out a number of provisions that relate to the content of DBS’s broadcasts, including the Council’s approval of the channels broadcasted by DBS and related amendments (including the content of DBS’s Basic Package)and approval of the electronic program guide (EPG) which is part of DBS’s digital service to its subscribers.

DBS is also required to transmit the television and radio channels broadcasted nationally in Israel, including the educational television channel and the broadcasts of a dedicated channel. At present, DBS transmits the broadcasts of two dedicated channels, the Music Channel (Music 24) and a Russian language channel (Israel Plus), in consideration of a payment which the Minister is required to set. DBS and the aforesaid dedicated channels are in legal proceedings in respect of a debt for the transmission fee that DBS is claiming from the channels, including in respect of the Minister’s power to require them to pay such a transmission fee.

In March 2009 the Ministry of Communications published details of a hearing regarding the transmission fee to be paid to DBS by the producer of an independent channel, including the broadcaster of a dedicated channel for the use of its channels. It noted that the result would constitute a basis for settlement of the dispute between DBS and the dedicated channels (in the absence of an agreement between them), where the amount of the payment to be determined in the hearing would be applicable from 2007 until the end of 2013, and the method of its calculation could be used by the parties as a foundation for calculating the size of the payment up to 2006. The Ministry of Communications noted that its economic opinion which was attached to the hearing could serve as a basis for settlement of other disputes arising between DBS and other independent channel producers. According to this economic opinion, usage fees would total approximately NIS 2 million for an independent channel producer which is not financed by subscription fees. DBS submitted its position in the hearing in June. At the date of this report, the Ministry of Communications had not announced its decision in respect of the hearing.

In February 2010 DBS and Music 24 Ltd. signed an agreement regulating the size of the transmission fees to be paid to DBS.

In July 2009 a bill was passed in its preliminary hearing whereby the dedicated channels would be exempt from payment of transmission fees to the Cable Company. To the best of DBS's knowledge, the bill has been passed by the Ministerial Committee for Legislation but the Minister of Communications has lodged an appeal of this decision. In March 2010 a joint committee formed from the Economy Committee and Absorption and Immigration Committee are expected to discuss the preparation of the first reading of a bill.

According to the communications rules, DBS, including its associated entities which are defined in the communications rules, may own up to 30% of the local channels broadcast by DBS. (This is in contrast to the 20% applicable to the Cable Company).

In 2001, the Ministry of Communications issued administrative directives which regulate how a subscriber switches from the services of the cable companies to DBS and vice versa, and the use of infrastructures in the subscriber's home. The directives also prescribe a duty to pay monthly usage fees for infrastructure owned by another multi-channel television service provider. Since the administrative directives were issued, DBS and the cable companies have submitted mutual complaints of violation of the directives by the other party, and voluminous correspondence has been exchanged by DBS and the Ministry of Communications on the matter. In August 2005, the Ministry of Communications notified DBS and the cable companies that in view of their numerous violations of the administrative directives, it had examined the matter and was now considering their cancellation, inter alia, in view of the mechanism for purchasing the wiring prescribed in the Communications Law, which enables a subscriber to purchase the wiring in his home for NIS 120.

In November 2005, DBS submitted its position to the Ministry of Communications, stating that the administrative directives should remain in place, while cancelling the notice obligation, which requires notice to be given to a party whose subscribers disconnect from its services. DBS also argued that the provisions of the law granting ownership of infrastructure to the multi-channel television provider that installs it in the homes of its subscribers should be rescinded. At the very least, argued DBS, if the directive remains in place, its proper interpretation should not grant the cable companies ownership of the wiring they installed in private homes. DBS also stated that the amount prescribed in the law as the consideration to be paid for purchasing the wiring (NIS 120), has no foundation and that if the directive is retained, the amount should be considerably reduced.

In March 2006, the Cable Company gave notice to the director-general of the Ministry of Communications that in light of DBS’s breaches of the administrative order, it was ceasing to accept disconnection notices sent to it by DBS, and indeed, the Cable Company ceased accepting any notices under the administrative order, including connection plans and termination notices. DBS dismissed the claims made by the Cable Company and argued that by refusing to receive notices from DBS, not only was the Cable Company in breach of the administrative orders, it was also in breach of the provisions of its license and of the agreements by means of which it had entered into agreements with its customers, since it continued charging subscribers a subscription fee despite knowing that such subscribers had disconnected from its broadcasts. DBS also demanded that the Ministry of Communications order the Cable Company to stop charging subscribers immediately upon receipt of notice of disconnection. To date, the Ministry of Communications has not yet commented on the issue, and the Cable Company continues not to accept notices from DBS.

In the opinion of DBS's management, if the administrative orders are cancelled, without an appropriate alternative arrangement enabling one supplier to make use of another’s infrastructure in subscriber homes, this will constitute a material barrier to the switching of subscribers between the various suppliers.

5.18	Material Agreements

Following is a summary description of the principal agreements likely to be considered as material agreements not in the normal course of DBS's business which have been signed and/or are valid in the period of the Periodic Report:

5.18.1	Space segment lease agreements

First space agreement

In order to transmit satellite broadcasts DBS signed an agreement in April 1999 with HLL Communications Ltd. (“HLL”), in which an interested party is also an interested party in DBS, and with Israel Aircraft Industries (IAI) for the leasing of space segments in the Amos 1 satellite as amended in May 2003 (the “First Space Agreement”). The lease period for Amos 1 terminated in June 2008.

In September 2009 DBS and IAI signed a settlement arrangement in respect of DBS's debts to IAI under the First Space Agreement.

Second space agreement

In May 2000, DBS signed another agreement with HLL to lease space segments on the Amos 2 satellite, as amended in May 2003 (the “Second Space Agreement”), whereby DBS is to lease from HLL on the start date of the lease no fewer than 12 space segments on the two satellites (of which 8 on Amos 1), and one year later, shall lease two additional segments on Amos 2 on the same polarity, so there will be no need to adjust DBS’s receiver dishes. According to the Second Space Agreement, the capacity that was leased on Amos 1 was transferred to Amos 2 and to Amos 3, whose positioning in space was completed in July 2008.

Pursuant to the Second Space Agreement, the lease period for the space segments on Amos 2 and Amos 3 is for 12 years from the date on which Amos 2 was positioned in space (which took place during April 2004) or until the end of the life of Amos 2, the earlier of the two. The consideration for the lease determined in the Second Space Agreement consists of annual lease fees to be paid in monthly installments, the amount of which depends on the total number of segments which DBS, its shareholders and lessors affiliated with it and/or with its shareholders, as defined in the Second Space Agreement will lease on Amos 2 and Amos 3. The Second Space Agreement brings together space segments which are to be used as reserve capacity for the leased capacity on Amos 2, and alternative capacity if the leased capacity becomes unusable, and awards DBS the right of first refusal to lease other space segments on Amos 2 under the terms specified in the agreement.

HLL has undertaken to act to extend the lease period for the space segments beyond the current lease period, and for this purpose to endeavor to station a subsequent satellite in a suitable position, with similar technical characteristics, so that it will not be necessary to make changes to the receiver systems of DBS subscribers, under the conditions determined in the agreement, until December 31, 2013, provided that an appropriate agreement for the continuation of the satellite’s life is signed by the parties, as shall be determined in said agreement, pursuant to which DBS will lease at least 14 space segments in consideration of annual leasing fees under similar commercial conditions.

In July 2008, an amendment to the Second Space Agreement was signed between DBS and HLL, according to which, inter alia:

1.	DBS will lease 13 space segments instead of 14 from HLL.

2.	DBS will temporarily terminate the lease of the 13th space segment. Pursuant to an amendment to the agreement, each of the parties may, with advance notice, renew the lease of this space segment.

3.	A mechanism was set up for partial backup on Amos 3 in the event of non-availability of space segments on Amos 2.

At the date of this report, DBS is leasing ten space segments on Amos 2 and two space segments on Amos 3. The leasing fee in 2009 amounted to approximately NIS 109 million.

5.18.2	Financing agreement with the Banks

For a summary of the main points of the agreement, see section 5.15 above and Note 29 to the Company’s Financial Statements for the year ended December 31, 2009, which are attached to this Periodic Report.

5.18.3	Deed of trust relating to debentures (Series A)

In respect of DBS's issue of the Debentures (Series A), a deed of trust was signed in July 2007 by DBS and the Trustee. The deed makes various provisions regarding the relationship between DBS and the holders of the Debentures (via the Trustee) including in respect of the possibility that DBS might increase the Debenture series and issue additional debentures and/or securities. A restriction is also prescribed depending on DBS’s EBITDA in respect of DBS’s right to grant first liens to the holders of additional securities as aforesaid, and/or allow them to participate in liens in favor of the Trustee, without requiring the Trustee’s consent.

The deed of trust sets out various events, the occurrence of which requires the Trustee to convene a meeting of holders of the Debentures, in which, if the event has not yet been dealt with, the holders may resolve, in a resolution requiring a 75% majority of the Debenture holders represented at the vote, to make the Debentures immediately repayable (in which case, the Trustee must realize the securities granted to it). The events include failure to make timely payment of an amount owed by DBS after a warning period; appointment of a temporary liquidator, temporary or permanent receiver to DBS and/or over all or most of DBS's assets, the passing of a resolution to wind up DBS (except for winding up for the purpose of merger with another company and/or a restructuring of DBS), institution of proceedings against DBS under section 350 of the Companies Law or grant of an order under such provision, and the imposition of attachment orders or certain acts in execution of judgment, not cancelled within the periods set out in the deed; realization of the Banks’ guarantees (as defined in section 5.15.8 above) or realization by third parties of pledges over most of DBS’s assets; making another series of DBS's Debentures immediately repayable, if the balance to be paid out is greater than the sum set out in the deed; termination of DBS’s business or an intention so to do, and the creation of circumstances giving rise to a real probability that DBS will cease paying its debts or running its business; cessation of rating of the Debentures by any rating company for the period and under the conditions set out in the deed (so long as DBS is not a reporting corporation under the Securities Law); and if DBS breaches or does not fulfill any material condition or undertaking included in the Debenture or the deed of trust (except for non-payment as aforesaid) which the Trustee may deem to be prejudicial to the rights of the holders of the Debentures, and such breach is not remedied within the warning period set out in the deed.

DBS has also undertaken, under the deed of trust to carry out various acts and to deliver various documents and approvals to the Trustee and/or provide access to DBS’s information and documents, in the events and under the conditions set out in the deed of trust.

(For the principal conditions of the Debentures and the securities created by DBS under the deed of trust, see section 5.15.8 above).

5.18.4	Agreements with DBS shareholders

A.
The founders agreement dated December 4, 1998 between the Company, Eurocom Communications Ltd. (whose holdings were later transferred to Eurocom DBS Ltd), Lidan – Business Ventures Ltd (whose holdings in DBS were later transferred to Lidan Investment Agencies (1994) Ltd) and Gilat Communications Ltd. (whose DBS holdings were later transferred to Gilat DBS Ltd), which regulates the establishment of DBS, its administration and the relationships between the shareholders23.

B.	An agreement dated December 30, 1998 between DBS’s shareholders and DBS regulates, inter alia, the setting up of an executive committee and its authority.

C.
An agreement dated November 2001 between DBS’s shareholders24 and DBS, modified the dilution formula set forth in the founders agreement and stipulated that the holdings of DBS's shareholders would be adjusted to the pro rata share of their investments in DBS, so that for the purpose of dilution, the investments (made by way of shareholders’ loans) would bear, as of the date fixed in the agreement, CPI linkage differentials and an annual cumulative linked interest rate of 5.5% from the date of the establishment of DBS.

D.
An agreement dated December 30, 2002 as amended on August 8, 2003, between DBS shareholders and DBS, prioritizes shareholders’ loans granted subsequent to July 10, 2002 over earlier loans. The agreement also stipulated that these loans would bear CPI linkage differentials and an annual accrued linked interest rate of 5.5%, while loans granted after April 27, 2003 would bear CPI linkage differentials and an annual accrued linked interest rate of 11%. Furthermore, the agreement stipulated a mechanism for the allotment of shares or share options to shareholders who would invest in DBS, so that their holdings in DBS would be adjusted to their adjusted investments in it. The agreement also stipulated the information rights for the shareholders who are parties thereto.

5.18.5	Agreements with institutional organizations

According to agreements of March and April 2005, loans were provided to DBS by a number of institutional bodies, in the total sum (principal) of NIS 100 million, linked to the CPI and bearing interest at an annual rate of 11%, the date of repayment of which is December 31, 2013. This credit was taken on inferior terms in respect of payment, compared with the bank credit, with exceptions similar to those that apply to shareholder loans provided by DBS's shareholders after April 1, 2004. These loans were received on the basis of three different loan agreements between DBS, the Company and each of the institutional organizations, and to guarantee repayment of the 2005 institutional loans, the Company gave an undertaking to repay sums on account of the loans, the amount of which would be determined based on the formula set out in the agreements (which is conditional, inter alia, on a positive valuation of DBS), as set out in Note 16 to DBS's Financial Statements for the period ended December 31, 2009, which are attached to this Periodic Report. The lenders, the Company and the Banks also agreed that in the event of realization of the Company’s guarantee to the Banks (see section 5.15.6 above), the lenders would be entitled (proportionately to their respective shares) to a proportionate share of the receipts from the realization, at the rate set out in the agreements.

23
DBS is not a party to this agreement. As a result of the changes in holdings in DBS, Polar Communications Ltd. joined the shareholders’ agreements. In January 2010 some of Polar Communications Ltd.’s holdings in DBS were transferred to Naniach Ltd. and Yoav Harlap which also joined the DBS shareholders’ agreements.

24	Gilat DBS Ltd. did not sign this agreement, however it did not dispute it and subsequently signed an amendment to this agreement.

5.19	Joint Venture Agreements

5.19.1	Until July 2009 DBS acted as a distributor of surfing services on the Company's website.

5.19.2	For the joint venture between DBS and Walla! Communications Ltd. in respect of the website, see section 5.2 above.

5.20	Legal Proceedings

5.20.1
On July 6, 2006 DBS filed a statement of claim in the Tel Aviv District Court against Pace Micro Technology plc. In the financial claim for NIS 31.5 million DBS requested that the court order the defendant to pay its direct expenses for the repair of a model of defective set-top boxes which was manufactured and supplied by the defendant pursuant to a framework agreement from August 1999 between DBS, the defendant and Eurocom Digital Communications Ltd. (“Eurocom”) where in the agreement it undertook to provide repair services for the set-top boxes.

On July 15, 2007 a statement of defense was filed by the defendant and in conjunction therewith it filed a statement of counterclaim against DBS and against Eurocom, jointly and severally, in the amount of NIS 42.6 million.

The defendant argues in its statement of defense and counterclaim that the liability for the flaws of the decoders should not be laid at its doorstep but at the doorstep of DBS and/or of Eurocom, and it argues that this is, inter alia, because the set-top boxes were not characterized as suitable by the counter defendants, they did not undergo proper testing by the counter defendants, and because at least some of the decoders were not properly installed in subscriber homes by DBS or by its contractors.

In the light of these and other arguments, pursuant to the statement of counterclaim, the defendant argues that it incurred harm caused by the need to repair the decoders even after expiry of the contractual warranty period, by supplying parts, by providing personnel services and by various payments allegedly made by the defendant to Eurocom. Alternatively, the defendant claims lost expenses and loss of profits amounting to US$ 15 million. For fee purposes the claim amounts, as aforesaid, to NIS 42.6 million.

5.20.2
On October 3, 2007 an application for certification of a class action against DBS was filed in the Tel Aviv District Court in connection with reception disturbances in DBS's broadcasts and with problems in the functioning of DBS's service setup. During the disturbances in September 2007 the applicant argues that daily malfunctions and long interruptions in television broadcasts were caused to DBS's subscribers which took the form, inter alia, of severe disturbances of picture and sound, and DBS's service center was not operational and it was impossible to receive service or assistance from it.

On January 16, 2008 the applicant filed a notice in court stating that it had reached agreement with the plaintiff in CC 2466/07 in which an action and an application for its certification as a class action had been filed against DBS, on the same matter as this case whereby the action would be heard in this case only, and the claim in CC 2466/07 would be struck out. On April 27, 2008 the claim in CC 2466/07 was struck out.

The applicants estimated the amount of the claim at NIS 121 million.

Closed lawsuits

5.20.3
On April 2, 2007 an application for approval of a class action against DBS and the Sports Channel Company Ltd. (the producer of Channel 5, Channel 5+, Channel 5 Live and Channel 5 Gold) and its managers (who were later deleted from the claim) was filed in the Tel Aviv District Court in connection with the broadcasts of Channel 5 Live in which it was argued that the broadcasting of Channel 5 Live involves the transfer of content from Channel 5+ to Channel 5 Live, and this is contrary to a “basic promise from DBS which had been ratified in previous legal proceedings”. The applicant who is suing DBS on the grounds of breach of contractual undertaking, breach of duty of good faith in a contractual agreement, and unjust enrichment, estimated the amount of the claim at approximately NIS 63 million.  On Feb 28, 2010, the court rejected the application for approval of the claim as a class action.

5.20.4
In December 2002, a claim and application for certification as a class action was filed in the Tel Aviv District Court against DBS, the Council for Satellite TV and Cable Broadcasting and the Ministry of Communications in respect of the broadcasts of the sports channel 5+ . The applicants argued its broadcasts contravene the conditions set out in the Council’s approval of its broadcasts, and divest channel 5 of content, in contravention of the conditions of the above approval. In November 2006, a settlement was signed by the plaintiffs and DBS, under which DBS undertook to broadcast various sports transmissions as part of Channel 5, for one full season of the relevant sports, during the years 2006 and 2007, and other sports during 2007 and 2008. The settlement was approved in February 2007 and the benefit (for customers of DBS and the cable companies alike) was estimated at US$ 10 million, and legal costs were awarded to counsel for the plaintiffs in the amount of NIS 2.5 million and to the plaintiffs NIS 0.4 million. DBS and the Cable Company decided that the division between the parties would be 30%-70% and accordingly, in April 2007, DBS's share (30% of the total amount) was transferred to the class plaintiffs.

5.20.5
In September 2009 an application to approve a class action which had been filed against DBS in December 2005 in the Tel Aviv District Court was dismissed in limine in a claim which was based on various arguments for financial compensation for subscribers who had contacted DBS by telephone and not in writing. The applicant’s individual claim was for NIS 20,000 and requested financial compensation for all the other customers in a sum which would equal the excess amounts collected from them over and above what had been agreed by telephone.

5.20.6
In August 2009, an application for certification of a class action filed against DBS in August 2008 in the Tel Aviv District Court was struck out by agreement. The subject of the application was the non-disconnection of the applicant from the television services of the Cable Company and the continued billing by the Cable Company for the provision of services. The applicant did not state the exact (or approximate) value of the class action on the grounds that it could not be estimated at that stage, however it did note that its value exceeds the amount which the Magistrates’ Court is competent to award (i.e. NIS 2,500,000). The individual claim was in the approximate amount of NIS 5,000.

5.20.7
In September 2008, a court judgment gave legal force to a settlement agreement signed in June 2009 which dealt with an application for approval of a class action filed against DBS in November 2006 in the Tel Aviv District Court, in a claim based on various arguments for financial compensation for subscribers who elected to terminate their agreements with DBS and DBS allegedly failed to reimburse them all the money owed to them from the deposits they paid DBS. The applicant did not specify the total damages incurred by the members of the group on the grounds that these data were in the possession of DBS. It argued that its damages at the date on which the claim was filed amounted to NIS 546.74 and it estimated the cumulative damage of the members of the group to be in excess of NIS 16 million.

The agreement stipulates that without admitting to any of the plaintiff’s arguments DBS will compensate subscribers in respect of whom the above-mentioned has been argued, so that existing customers of DBS will not be entitled to expect DVDBox movies free of charge and subscribers who have left DBS's services will be entitled to financial compensation of NIS 25 – NIS 50 as determined in the agreement of 5 DVDBox movies free of charge if they choose to rejoin DBS. It also stipulates that the representative plaintiff will be entitled to payment of NIS 50,000 and its lawyers will be entitled to NIS 450,000.

5.21	Goals and Business Strategy

5.21.1
DBS’s goals are to continue the trend of increasing DBS’s revenues, by continuing a gradual increase in the number of DBS subscribers, and by continuing the increase in average revenue per subscriber (ARPU).

5.21.2
In order to achieve these goals, DBS intends to invest considerable efforts in the fields of marketing and sales and in appropriate marketing strategies designed to continue subscriber recruitment; retention of existing customers and to increasing revenues from them; creation of differentiation and innovation in its broadcasting content which is to be increased in comparison with the content of the Cable Company; increasing the content purchased by each subscriber and expanding DBS's value-added services. These efforts include DBS's drive to increase the penetration of advanced services, among them the PVR and HDPVR Decoders and HD services among its subscribers in such a way that DBS's revenues will be increased along with its subscribers’ loyalty to DBS's services. DBS is also working on the launch of VOD services.

5.21.3
DBS’s goals in respect of increasing the number of subscribers and the ARPU are based on forecasts by DBS's management, on the current trend in the broadcasting market and on DBS’s assumptions regarding competition in the broadcasting arena and the regulation which applies and which will apply to DBS’s operations and the restrictions which are imposed or will be imposed on DBS and its operations, taking into account the restrictions which apply and will apply to the Company, which affect DBS. However, the forecasts of DBS's management will not be realized because of changes in demand in the broadcasting market, increased competition in this field, the entry of additional entities into the broadcasting field or alternative fields and in light of the regulatory restrictions which are imposed or will be imposed on DBS or on its joint ventures with the Company (see section 5.7.4.2 above). Realization of DBS’s goals in respect of the launch of VOD services also depend on the availability of the types of decoders used to receive this service in customer homes (see section 5.4 above). Increasing the penetration rates of PVR Decoders depends also on the availability of such decoders and the manufacturer’s supply dates.

5.22	Risk Factors

Following is a list of the threats, weaknesses and risk factors of DBS (the “Risks”) deriving from its general environment, the industry and the special nature of its operations. It should be emphasized that the Risks set out below are rated according to various levels of likelihood of occurrence, and DBS believes that the likelihood of occurrence of some of them would be very low. However, each risk has an effect irrespective of the likelihood that it will arise.

5.22.1	Macro risks

5.22.1.1
Financial risks – a material part of DBS's expenses and investments are linked to fluctuations in the exchange rate of the US dollar. Therefore, sharp fluctuations in the exchange rate will have a material effect on DBS's business results. In addition, loans taken out by DBS from banks, from its shareholders and from institutional entities are partly linked to the consumer price index and therefore sharp rises in inflation could have a material effect on DBS’s business results.

5.22.1.2
Recession / economic slowdown – an economic slowdown in the market, a rise in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’s subscribers, a decrease in DBS’s revenues and harm to its business results.

The current economic recession, which includes, inter alia, by increased unemployment and reduced available income, together with the accelerated competition, is liable to lead to the aforesaid damages. Furthermore, if the economic slump causes harm to operations or termination of the operations of significant suppliers, it is possible that this will have a negative impact on DBS's operations.

5.22.1.3	Security situation – a continued unstable security situation in large areas of Israel which disrupts the day-to-day lives of residents, could have an adverse effect on DBS’s business results.

5.22.2	Sector risks

5.22.2.1
Dependence on licenses – DBS provides multi-channel television broadcasts in accordance with a broadcasting license and other licenses. A breach of the provisions of the licenses as well as of the law under which the licenses are issued could bring about, subject to the license conditions, the cancellation, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating in the field, as well as the imposition of monetary sanctions on DBS.

5.22.2.2
Regulation – DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS is likely to be influenced and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation. The degree of regulatory intervention is very high and regulatory changes could affect DBS’s operations and cause material harm to its financial results.

In addition, the operations of DBS, as a company supplying services to the public, is subject to consumer protection legislation.

5.22.2.3
Strong competition – the field of broadcasts is characterized by a very high penetration rate and very strong competition, which requires DBS to constantly and continually be investing in recruiting and retaining customers; and dealing with high transfer rates of customers between DBS and the Cable Company. The offer of a bundle of services containing multi-channel television, internet and telephony, which are not offered in this format by DBS, as well as the Cable Company’s high penetration rates for VOD services also increase the Cable Company’s ability to compete. Non-provision of VOD services by DBS when the Cable Company does offer such services to its customers also harms DBS's ability to compete. For further information regarding potential new competitors and alternative services to the broadcasting market see section 5.7 above.

5.22.2.4
Development of new technology – the risk in the development of new technologies is that they will turn existing technology into obsolescent technology, which will result in a need for large monetary investments in order to retain competitive standing. Alternatively, if new technologies are developed that enable entry into the field of multi-channel broadcasts without making heavy financial investments, the entry barriers into the field might be lowered and this will constitute a threat to DBS’s competitive status. For IPTV technology see section 5.1.4.2 above.

5.22.2.5
Setting up alternative multi-channel broadcast infrastructures – the introduction of DTT as well as amendments to legislation and regulations might enable the setting up of additional infrastructures or systems for the provision of television services that might constitute a substitute for DBS’s services or the expansion of existing ones which could harm its financial results.

5.22.2.6
Types of payments and supervision of tariffs – DBS’s license determines the kinds of payments that DBS is permitted to collect. In addition, the Council has the power not to approve amendments to the price list or campaigns or discounts initiated by DBS. These restrictions affect DBS's ability to conduct its own commercial price policy.

5.22.2.7	Piracy – DBS is exposed to viewers’ attempts to use pirate connections in order to receive DBS broadcasts without paying subscription fees.

5.22.2.8
Exposure to claims regarding broadcast of content that breaches legal provisions – DBS is exposed to claims regarding the broadcasting of content that breaches legal provisions, including breach of intellectual property rights, breach of privacy, damage to its good name, broadcast of prohibited content, etc. Its agreements with content suppliers and program producers usually include an undertaking by the supplier / producer to indemnify DBS in the event of content that breaches the provisions of the agreement and the law.

5.22.3	Special risks of DBS

5.22.3.1
DBS's need to receive approval from financing banks in order to carry out its operations – the implementation of certain operations and proceedings are dependent upon the receipt of prior approval from the Banks. This restriction could hinder DBS’s operations.

5.22.3.2
Exposure to the provision of immediately repayable credit as a result of non-compliance with loan agreements – failure by DBS to comply with the provisions of the Financing Agreement or with the provisions of the deed of trust signed with the trustee for the Debenture holders might, in accordance with and subject to the provisions of each of the aforesaid agreements respectively, give the relevant lenders grounds to make all of the credit provided to DBS immediately repayable and realize the securities provided by DBS and its shareholders to the Banks. This realization of securities by the Banks constitutes grounds for making the debentures immediately repayable, whereas making the debentures immediately repayable constitutes grounds for making the bank credit immediately repayable.

5.22.3.3
Restrictions that are the result of the ownership structure – regulatory restrictions restrict DBS's ability to raise finance from its shareholders and it is restricted in cooperating with the Company in order to offer a package of communications services which can compete with the Cable Company. These restrictions have a material effect on DBS's business situation and its competitive ability – see sections 5.1.2 and 5.1.3.4 above.

5.22.3.4
Existence of sufficient cash flow – DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of its loans. Failure to repay these loans on time constitutes grounds for making the bank credit and debentures immediately repayable in accordance with and subject to the provisions and restrictions of the Financing Agreement and the deed of trust, respectively.

5.22.3.5
Malfunction of and damage to satellite – DBS broadcasts through space segments on the Amos 2 and Amos 3 satellites stationed in identical points in space. Operational malfunction or damage to one of the satellites is liable to disrupt and reduce the scope of DBS's broadcasts, and such disruption and reductions are expected to be more significant in the event of a failure of Amos 2. Nonetheless, the duplication of the satellites by means of which broadcasts are transmitted to subscribers enables a significant reduction of the risk entailed by damage to one of them, and improves the survival ability of the broadcast. If there is a malfunction in one of the satellites, it will be possible to broadcast most of DBS's channels via the existing space segments on the other satellite, and perhaps even via additional segments on the same satellite that might be made available to DBS, but not all the channels broadcast. DBS is not insured against loss of revenues caused by satellite malfunction.

DBS's estimate as aforesaid in this paragraph is forward-looking information – this estimate is based on the supply of space segments by the supplier with which DBS has an agreement. This estimate might not be realized or might be realized to some or other extent if DBS is not permitted to carry out the above-mentioned channel transfer.

5.22.3.6	Dependence on the holders of rights in space segments – DBS is very materially dependent on HLL as the exclusive holder of rights and the sole supplier of the space segments used by DBS.

5.22.3.7
Dependence on providers of software, equipment, content, infrastructure and services – DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services, and failure to receive their products or services might harm DBS’s ability to function or its growth rate.

5.22.3.8
Dependence on use of internal wiring – DBS depends on the use of internal wiring in some subscriber homes, which is owned by the Cable Company, and the use of which is effected in accordance with the administrative directives. As set out in section 5.17.3 above, in 2005, the Ministry of Communications gave notice that it was considering cancellation of the administrative directives. If the administrative directives are cancelled, without an appropriate alternative arrangement enabling one supplier to make use of the infrastructure of the other in subscriber homes, this will constitute a substantial barrier to DBS's subscriber recruitment.

5.22.3.9
Damage to broadcasting centers – Damage to a broadcasting center might cause a significant difficulty for continued broadcasts, however, the splitting of broadcasts into two broadcasting centers (Kfar Saba and Re’em Junction) significantly reduces the risk involved if one sustains damage and improves the possibility that most of the broadcasts will survive. If one broadcasting center is damaged, DBS can continue broadcasting the primary channels from another broadcasting center (while the Kfar Saba center is able to broadcast a greater number of channels). All the broadcasting centers have an identical encryption system and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers.

DBS’s estimate as mentioned in this paragraph is forward-looking information. This estimate is based on the provision of backup services from the supplier with which DBS has an agreement in the event of damage to the Kfar Saba broadcasting center. This estimate might not be realized or might be realized to some or other extent if DBS is not permitted to receive such backup services.

5.22.3.10
Malfunction of DBS's computer systems – a significant malfunction in DBS's central computer systems is liable to harm its operational capacity. DBS has a remote backup site which is intended for activation and provision of partial computer services within a few hours in the event of malfunction, however, it will be impossible to implement certain of DBS's operational capacities without the proper operation of the central computer systems.

DBS’s estimate as mentioned in this paragraph is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

5.22.3.11
Technical inferiority and the inability to offer integrated services – DBS’s technology is technically inferior to that of its competitors. This technical inferiority prevents DBS from providing telephony and internet services, and various interactive services, including VOD, on its infrastructure, and requires it to purchase these services or to enter into joint venture agreements in order to provide such services to its customers.

5.22.3.12
Inability to offer an integrated analog and digital package – DBS provides its customers with digital decoders only, whilst the Cable Company can provide both analog and digital decoders. The offer of two kinds of decoders reduces the cost of equipment subscribers, and improves the Cable Company's ability to compete.

5.22.3.13
Defects in the encryption system – DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellites and encrypted via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or a breach thereof could make it possible to view broadcasts without payment being made to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

5.22.3.14
Exposure caused by the broadcasting of channels without an agreement – DBS broadcasts approximately 10 channels to its subscribers from their broadcasting origin as unencrypted satellite broadcasts, and which can be received in Israel (even without a decoder) without any agreement with the owners of the broadcasting rights. DBS makes an effort to regulate contracts with owners of broadcasting rights.

5.22.3.15
Exposure to class actions – given the large number of its subscribers, DBS is exposed to class actions and the more subscribers, the greater the exposure to class actions in significant sums. For applications pending against DBS (for the certification of claims as class actions, see section 5.20 above).

5.22.3.16
Compliance with conditions and directives of the Ministry of the Environment regarding the broadcasting center – in the event of failure to comply with the conditions and directives from the Ministry of the Environment in respect of the broadcasting center, DBS is exposed to the sanctions prescribed in law.

5.22.3.17
Secondary allocation of frequency range – the frequency range used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscribers’ homes, which is allocated pursuant to a license from the Ministry of Communications is defined as a frequency range with a secondary allocation, so that an Israeli entity is permitted to make primary authorized use of the frequency range. If the owner of the primary allocation uses this frequency range, disruptions may occur to the quality and/or availability of DBS’s broadcasts to its subscribers which could cause harm to DBS's financial results. At the date of this report, to the best of DBS’s knowledge, the owner of the primary allocation has not made use of these frequencies in such a way as to cause significant and/or ongoing disruptions to DBS’s broadcasts.

5.22.3.18
Disturbances to broadcasts – since DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency range, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

5.22.4
The following table sets out the risk factors based on their nature and ranking according to their effect as assessed by DBS’s management. Note that DBS’s assessments below regarding the level of exposure of DBS to a risk factor reflects the level of impact of such a risk factor on the assumption that the risk factor is realized. This is not an assessment or a weighting to the chances of the above-mentioned realization. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk inherent in each risk factor, or the probability of its occurrence:

Level of Effect
	Major	Moderate	Minor
Macro risk
Financial risks		X
Security situation		X
Recession / economic slowdown			X
Sector risk
Dependence on licenses		X
Changes in regulation	X
Fierce competition	X
Development of new technology	X
Tariff control		X
Piracy			X
Exposure to claims for broadcasting infringing content			X
Specific risk
Need to receive approval from financing banks for DBS's operations			X
Exposure to bank credit becoming immediately repayable due to non compliance with financing agreements	X
Restrictions caused by ownership structure		X
Need for sufficient cash flows	X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Dependence on suppliers of essential content		X
Damage to broadcasting centers	X
Malfunction of computer systems		X
Technical inferiority and inability to offer integrated services		X
Inability to offer integrated analog and digital packages			X
Encryption system	X
Exposure caused by broadcasting of channels without agreement			X
Legal proceedings		X
Compliance with environmental quality restrictions		X
Secondary allocation of frequencies			X
Disruptions of broadcasts	X

Date	Bezeq – The Israel Telecommunication Corp. Ltd

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board

Avi Gabbay, CEO